As filed with the Securities and Exchange Commission on May 10, 1999

                                                      Registration No. 333-72753

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM S-6
                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                          Pre-Effective Amendment No. 2

                                -----------------
                        SECURITY LIFE SEPARATE ACCOUNT L1
                              (Exact Name of Trust)



                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                               (Name of Depositor)
                                  1290 Broadway
                           Denver, Colorado 80203-5699
              (Address of Depositor's Principal Executive Offices)



                                                 Copy to:
GARY W. WAGGONER, ESQ.                           KIMBERLY J. SMITH, ESQ.
Security Life of Denver Insurance Company        Sutherland Asbill & Brennan LLP
1290 Broadway                                    1275 Pennsylvania Avenue, NW
Denver, Colorado 80203-5699                      Washington, D.C. 20004-2415
                                                 (202) 383-0314

(Name and Address of Agent for Service)


                          ----------------------------



Title of securities being registered: Variable Survivorship life insurance policies.

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Form V-91-99

                SECURITY LIFE SEPARATE ACCOUNT L1 (File No. 333-72753)
                              Cross-Reference Table



Form N-8B-2 Item No.                        Caption in Prospectus

1, 2                                        Cover; Security Life of Denver Insurance Company;
                                            Security Life Separate Account L1

3                                           Inapplicable

4                                           Security Life of Denver Insurance Company

5, 6                                        Security Life Separate Account L1

7                                           Inapplicable

8                                           Financial Statements

9                                           Inapplicable

10(a), (b), (c), (d), (e)                   Policy Summary; Policy Values, Determining the
                                            Value of Amounts in the Divisions of the Variable
                                            Account; Charges, Deductions and Refunds;
                                            Surrender; Partial Withdrawals; The Guaranteed
                                            Interest Division; Transfers of Account Value;
                                            Right to Exchange Policy; Lapse; Reinstatement;
                                            Premiums

10(f)                                       Voting Privileges; Right to Change Operations

10(g), (h)                                  Right to Change Operations

10(i)                                       Tax Considerations; Detailed Information about the
                                            Variable Survivorship Universal Life Policy;
                                            General Policy Provisions; The Guaranteed
                                            Interest Division

11, 12                                      Security Life Separate Account L1

13                                          Policy Summary; Charges, Deductions and Refunds;
                                            and Group or Sponsored Arrangements or
                                            Corporate Purchasers



Form N-8B-2 Item No.                        Caption in Prospectus


14, 15                                      Policy Summary; Free Look Period or Right to
                                            Examine Period; General Policy
                                            Provisions; Applying for a Policy

16                                          Premiums; Allocation of Net Premiums; How We
                                            Calculate Accumulation Unit Values for Each
                                            Division

17                                          Premium Payments Affect Your Coverage;
                                            Surrender; Partial Withdrawal

18                                          Policy Summary; Tax Considerations; Detailed
                                            Information about the Variable Survivorship
                                            Universal Life Policy; Security Life Separate
                                            Account L1; Persistency Refund

19                                          Reports to Owners; Notification and
                                            Claims Procedures; Performance Information
                                            (Appendix C)

20                                          See 10(g) & 10(a)

21                                          Policy Loans

22                                          Policy Summary; Premiums; Grace Period; Security
                                            Life Separate Account L1; Detailed Information
                                            about the Variable Survivorship Universal
                                            Life Policy

23                                          Inapplicable

24                                          Inapplicable

25                                          Security Life of Denver Insurance Company

26                                          Inapplicable

27, 28, 29, 30                              Security Life of Denver Insurance Company

31, 32, 33, 34                              Inapplicable

35                                          Inapplicable

36                                          Inapplicable



Form N-8B-2 Item No.                        Caption in Prospectus

37                                          Inapplicable

38, 39, 40, 41(a)                           General Policy Provisions; Distribution of
                                            the Policies; Security Life of Denver Insurance
                                            Company

41(b), 41(c), 42, 43                        Inapplicable

44                                          Determining the Value in the Variable Divisions;
                                            How We Calculate Accumulation Unit Values
                                            for Each Division

45                                          Inapplicable

46                                          Partial Withdrawals; Detailed Information about
                                            the Variable Survivorship Universal Life
                                            Policy

47, 48, 49, 50                              Inapplicable

51                                          Detailed Information about the Variable Survivorship
                                            Universal Life Policy

52                                          Determining the Value in the Variable Divisions;
                                            Right to Change Operations

53(a)                                       Tax Considerations

53(b), 54, 55                               Inapplicable

56, 57, 58                                  Inapplicable

59                                          Financial Statements

                                   Prospectus

                      VARIABLE SURVIVORSHIP UNIVERSAL LIFE
           A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                    issued by

                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       AND
                        SECURITY LIFE SEPARATE ACCOUNT L1





Consider carefully the policy charges, deductions, and refunds beginning on page 51 in this prospectus.



You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.



This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.



Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.




YOUR POLICY
       o is a flexible premium variable joint and survivor universal life insurance policy;
       o is issued on two lives on whom insurance coverage may continue, in whole or in part, until both have died;
       o     is issued by Security Life of Denver Insurance Company;
       o is guaranteed not to lapse during the first five policy years if you meet certain requirements; and
       o is returnable by you during the free look period or right to examine policy period if you are not satisfied.

YOUR POLICY PREMIUM PAYMENTS
       o     are flexible, so the premium amount and frequency may vary;
       o are allocated to variable investment divisions and the guaranteed interest division, based on your instructions;
       o are invested in shares of the underlying investment portfolios under each variable division; and
       o can be invested in up to eighteen investment options over the policy's lifetime.

YOUR ACCOUNT VALUE
       o     is the sum of your holdings in the variable divisions, the guaranteed interest division and the loan division;
       o     has no guaranteed minimum cash value under the variable
             divisions. The value varies with the value of the matching investment portfolio;
       o has a minimum guaranteed rate of return if you have an amount in the guaranteed interest division; and
       o is subject to various expenses and charges, including possible surrender charges.

DEATH PROCEEDS
       o are paid if the policy is still in force at the second death of the two insured people;
       o are equal to the death benefit minus outstanding policy loans, accrued loan interest and unpaid charges incurred before the second insured person dies;
       o     are calculated under your choice of options;
             * Option 1- a fixed minimum death benefit
             * Option 2- a stated death benefit plus your account value; and
       o enhanced death benefit corridor option - available with either option 1 or option 2 to increase death benefit coverage based on life expectancy with sufficient funding; and
       o are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 DATE OF PROSPECTUS ________________ ____, 1999

Form V-91-99

ISSUED BY: Security Life of Denver   UNDERWRITTEN BY: ING America Equities, Inc.
               Insurance Company                      1290 Broadway
           Security Life Center                       Denver, CO 80203-5699
           1290 Broadway                              (303) 860-2000
           Denver, CO 80203-5699
           (800) 525-9852


THROUGH ITS:               Security Life Separate Account L1


ADMINISTERED BY:           Customer Service Center
                           P.O. Box 173888
                           Denver, CO 80217-3888
                           (800) 848-6362


--------------------------------------------------------------------------------

Variable Survivorship                 2

TABLE OF CONTENTS


POLICY SUMMARY.................................................................8
         Your Policy...........................................................8
         Free Look Period or Right to Examine Policy Period....................8
         Your Policy Premiums..................................................8
                  Allocation of Net Premiums...................................8
         Charges and Deductions................................................8
                  Deductions from Premium......................................8
                  Deductions from the Variable Divisions.......................9
                  Monthly Deductions from Your Account Value...................9
                  Policy Transaction Fees......................................9
                  Surrender Charges............................................9
         Fees and Expenses of the Investment Portfolios.......................10
                  Investment Portfolio Annual Expenses........................11
         Variable Divisions...................................................13
         Policy Values........................................................13
                  Your Account Value in the Variable Divisions................13
         Transfers of Account Value...........................................14
         Special Policy Features..............................................14
                  Additional Benefits.........................................14
                  Dollar Cost Averaging.......................................14
                  Automatic Rebalancing.......................................14
                  Loans.......................................................14
                  Partial Withdrawals.........................................14
                  Persistency Refund..........................................14
         Policy Modification, Termination and Continuation Features...........14
                  Right to Exchange Policy....................................14
                  Policy Split Option.........................................14
                  Surrender...................................................15
                  Lapse.......................................................15
                  Reinstatement...............................................15
                  Continuation of Coverage....................................15
         Death Benefits.......................................................15
         Tax Considerations...................................................15

INFORMATION ABOUT SECURITY LIFE, THE VARIABLE ACCOUNT, THE INVESTMENT OPTIONS
         AND THE GUARANTEED INTEREST DIVISION.................................16
         Security Life of Denver Insurance Company............................16
         Year 2000 Preparedness...............................................16
         Security Life Separate Account L1....................................17
                  Variable Account Structure..................................17
                  Order of Variable Account Liabilities.......................17
                  Variable Divisions..........................................17
                  Investment Portfolios.......................................17
         Objectives of the Investment Portfolios..............................18
         The Guaranteed Interest Division.....................................22
         Maximum Number of Investment Divisions...............................22

DETAILED INFORMATION ABOUT THE VARIABLE SURVIVORSHIP UNIVERSAL LIFE POLICY....23
         Applying for a Policy................................................23
                  Policy Issuance.............................................23
                  Definition of Life Insurance................................23
         Temporary Insurance..................................................23

--------------------------------------------------------------------------------

Variable Survivorship                 3

         Premiums ............................................................24
                  Scheduled Premiums..........................................24
                  Unscheduled Premium Payments................................24
                  Minimum Annual Premium......................................24
                  Special Continuation Period.................................24
                  Allocation of Net Premiums..................................25
         Premium Payments Affect Your Coverage................................25
                  Modified Endowment Contracts................................26
         Death Benefits.......................................................26
                  Base Death Benefit..........................................27
                  Death Benefit Options.......................................28
                  Changes in Death Benefit Options............................28
                  Enhanced Death Benefit Corridor Option......................29
                  Changes in Death Benefit Amounts............................29
                  Guaranteed Minimum Death Benefit............................30
                  Requirements to Maintain the Guarantee Period...............31
         Additional Benefits..................................................31
                  Adjustable Term Insurance Rider.............................32
                  Single Life Term Rider......................................33
         Special Features.....................................................33
                  Policy Maturity.............................................33
                  Policy Split Option.........................................33
                  Right to Exchange Policy....................................34
                  Continuation of Coverage....................................35
         Policy Values........................................................35
                  Account Value...............................................35
                  Net Account Value...........................................35
                  Cash Surrender Value........................................35
                  Net Cash Surrender Value....................................36
                  Determining the Value in the Variable Divisions.............36
                  How We Calculate Accumulation Unit Values for Each Division.36
         Transfers of Account Value...........................................37
                  Excessive Trading...........................................37
                  Guaranteed Interest Division Transfers......................37
         Dollar Cost Averaging................................................38
                  Changing Dollar Cost Averaging..............................38
                  Terminating Dollar Cost Averaging...........................38
         Automatic Rebalancing................................................38
                  Changing Automatic Rebalancing..............................39
                  Terminating Automatic Rebalancing...........................39
         Policy Loans.........................................................39
                  Loan Repayment..............................................40
                  Loans and Your Benefits.....................................40
         Partial Withdrawals..................................................40
                  Partial Withdrawals under Death Benefit Option 1............41
                  Partial Withdrawals under Death Benefit Option 2............41
                  Stated Death Benefit and Target Death Benefit Reductions....41
                  Partial Withdrawal Mechanics................................41
         Lapse................................................................42
                  Grace Period................................................42
                  If You Have the Guaranteed Minimum Death Benefit in Effect..42
         Reinstatement........................................................43
         Surrender............................................................44
         General Policy Provisions............................................44
                  Free Look Period or Right to Examine Policy Period..........44

--------------------------------------------------------------------------------

Variable Survivorship                 4

                  Your Policy.................................................45
                  Age.........................................................45
                  Ownership...................................................45
                  Beneficiary(ies)............................................45
                  Collateral Assignment.......................................46
                  Incontestability............................................46
                  Misstatements of Age or Gender..............................46
                  Suicide.....................................................46
                  Transaction Processing......................................46
                  Notification and Claims Procedures..........................47
                  Telephone Privileges........................................47
                  Non-participation...........................................47
                  Distribution of the Policies................................47
                  Settlement Provisions.......................................48
         Administrative Information About the Policy..........................49
                  Voting Privileges...........................................49
                  Material Conflicts..........................................50
                  Right to Change Operations..................................50
                  Reports to Owners...........................................51

CHARGES, DEDUCTIONS AND REFUNDS...............................................51
         Deductions from Premiums.............................................51
                  Tax Charges.................................................51
                  Sales Charge................................................52
         Daily Deductions from the Variable Account...........................52
                  Mortality and Expense Risk Charge...........................52
         Monthly Deductions from Your Account Value...........................52
                  Policy Charge...............................................53
                  Monthly Administrative Charge...............................53
                  Cost of Insurance Charge....................................53
                  Guaranteed Minimum Death Benefit Charge.....................54
                  Charges for Additional Benefits.............................54
                  Changes in Monthly Charges..................................54
                  Continuation of Coverage Administrative Fee.................54
         Policy Transaction Fees..............................................54
                  Partial Withdrawals.........................................54
                  Transfers...................................................54
                  Illustrations...............................................54
                  Premium Allocation Change...................................54
         Persistency Refund...................................................55
         Surrender Charge.....................................................55
         Group or Sponsored Arrangements or Corporate Purchasers..............56
         Other Charges........................................................57

TAX CONSIDERATIONS............................................................57
         Tax Status of the Policy.............................................57
         Diversification Requirements.........................................57
         Tax Treatment of Policy Death Benefits...............................58
         Modified Endowment Contracts.........................................58
         Multiple Policies....................................................58
         Distributions Other than Death Benefits from Modified Endowment
           Contracts..........................................................58
         Distributions Other than Death Benefits from Policies That Are Not
           Modified Endowment Contracts.......................................59
         Investment in the Policy.............................................59
         Policy Loans.........................................................59
         Section 1035 Exchanges...............................................59

--------------------------------------------------------------------------------

Variable Survivorship                 5

         Tax-exempt Policy Owners.............................................59
         Changes to Comply with the Law.......................................59
         Other................................................................60

ILLUSTRATIONS.................................................................61

ADDITIONAL INFORMATION........................................................65
         Directors and Officers...............................................65
         Regulation...........................................................68
         Legal Matters........................................................68
         Legal Proceedings....................................................68
         Experts  ............................................................68
         Registration Statement...............................................68

FINANCIAL STATEMENTS..........................................................69

APPENDIX A...................................................................170

APPENDIX B...................................................................171

APPENDIX C...................................................................172


--------------------------------------------------------------------------------

Variable Survivorship                 6

INDEX OF SPECIAL TERMS

The following special terms are used in this prospectus. We explain each term on the page(s) listed in the body of this prospectus and in the summary, if applicable:

Account value.................................................................13
Accumulation unit.............................................................36
Accumulation unit value.......................................................36
Adjustable term insurance rider...............................................26
Age...........................................................................23
Base death benefit............................................................27
Beneficiary(ies)..............................................................15
Cash surrender value..........................................................13
Customer service center........................................................2
Continuation of coverage......................................................35
Death proceeds................................................................27
Free look period..............................................................44
General account...............................................................17
Guarantee period..............................................................31
Guarantee period annual premium...............................................31
Guaranteed interest division..................................................22
Guaranteed minimum death benefit..............................................30
Initial premium...............................................................23
Insured.......................................................................23
Investment date...............................................................23
Investment division...........................................................22
Joint equivalent age..........................................................45
Loan division.................................................................13
Minimum annual premium........................................................24
Monthly processing date.......................................................25
Net account value.............................................................35
Net amount at risk............................................................13
Net cash surrender value......................................................36
Net premium................................................................8, 25
Owner......................................................................8, 45
Partial withdrawal............................................................25
Policy.....................................................................8, 17
Policy date...................................................................23
Policy loan...................................................................39
Portfolios................................................................13, 17
Rider.....................................................................14, 32
Scheduled benefits............................................................24
Scheduled premium.............................................................24
Segment.......................................................................30
Special continuation period...................................................24
Stated death benefit..........................................................23
Surrender charge..............................................................13
Surrender target premium......................................................55
Target death benefit..........................................................32
Target premium................................................................55
Total death benefit...........................................................32
Transaction date..............................................................36
Valuation date................................................................14
Valuation period..........................................................14, 36
Variable account..............................................................17
Variable division(s)..........................................................17
Younger insured person's 100th birth date.....................................45

--------------------------------------------------------------------------------

Variable Survivorship                 7

POLICY SUMMARY

THIS SUMMARY HIGHLIGHTS SOME OF THE IMPORTANT POINTS ABOUT YOUR POLICY. THE POLICY IS MORE FULLY DESCRIBED IN THE ATTACHED, COMPLETE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY. "WE," "US," "OUR," AND THE "COMPANY" REFER TO SECURITY LIFE OF DENVER INSURANCE COMPANY. "YOU" AND "YOUR" REFER TO THE POLICY OWNER. THE OWNER IS THE INDIVIDUAL, ENTITY, PARTNERSHIP, REPRESENTATIVE OR PARTY WHO MAY EXERCISE ALL RIGHTS OVER THE POLICY AND RECEIVE THE POLICY BENEFITS DURING THE INSURED PEOPLE'S LIFETIMES.

ANY STATE VARIATIONS ARE COVERED IN A SPECIAL POLICY FORM FOR USE IN THAT STATE. THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. YOUR ACTUAL POLICY AND ANY RIDERS ARE THE CONTROLLING DOCUMENTS. IF YOU WOULD LIKE TO REVIEW A COPY OF THE POLICY AND RIDERS, CONTACT OUR CUSTOMER SERVICE CENTER.


YOUR POLICY

Your policy provides life insurance protection on the lives of two insured people. It is issued based on both insured people's lives and insurance coverage may continue, in whole or in part, until both have died. The policy includes the basic policy, applications, and any riders or endorsements. As long as the policy remains in force, we pay a death benefit at the second death of the insured people. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may also surrender your policy for its net cash surrender value. At the policy anniversary nearest the younger insured person's 100th birth date, the policy can be surrendered or continued under the continuation of coverage option. SEE CONTINUATION OF COVERAGE, PAGE 35.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.


FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD

You have the right to examine your policy and return it for a refund of premiums paid or the account value, as specified by state law, if you are not satisfied for any reason. The policy is then void. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD, PAGE 44.


YOUR POLICY PREMIUMS

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
     o   for us to issue your policy;
     o   sufficient to keep your policy in force; and
     o   as necessary to continue certain benefits.

On your application, you choose how much and how often you want to pay premiums. Depending on your choices, it may not be enough to keep your policy or certain riders in force. The amount of premium you pay affects the length of time your policy stays in force. SEE PREMIUMS, PAGE 24.

ALLOCATION OF NET PREMIUMS

This policy has premium-based charges which are subtracted from your payments. We add the balance, or the net premium, to your policy based on your investment instructions. You may allocate the net premiums among one or more variable divisions, the guaranteed interest division, or both. You may not invest in more than eighteen investment divisions, including the guaranteed interest division, over the life of your policy.

We apply net premium payments we have received from you to your policy after we:
     o   receive your initial premium;
     o   have the information we require;
     o   approve your policy application; and
     o   issue your policy.

You need to allocate your premiums to your investment choices in percentages that are whole numbers and which total 100%. SEE ALLOCATION OF NET PREMIUMS, PAGE 24.


CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUM

We make the following deductions from each premium payment you make:


--------------------------------------------------------------------------------

Variable Survivorship                 8

     1. Tax charges -- We currently deduct a charge of 2.5% of premiums for state and local taxes. We currently deduct a charge of 1.5% of each premium to cover our estimated cost of the federal income tax treatment of deferred acquisition costs. SEE TAX CHARGES, PAGE 51.

     2. Sales charge -- We deduct a percentage of each premium to cover a portion of our expenses in selling your policy. This charge is based on the length of time since your policy or a segment became effective.


                           Sales Charge Percentage
                           -----------------------

                       To Segment         Above Segment
    Segment              Target              Target
     Year                Premium             Premium
     ----                -------             -------

    1 - 5                 5.5%                 2%
     6 +                   2%                  2%

SEE DEDUCTIONS FROM PREMIUMS, PAGE 51.

DEDUCTIONS FROM THE VARIABLE DIVISIONS

We assess a mortality and expense risk charge of 0.75% per year or 0.002055% per day against the variable divisions. This charge compensates us for mortality and expense risks under the policies. SEE DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT, PAGE 52.

MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct the following charges from your account value at the beginning of each policy month:

     1. Policy charge -- $15 per month for the first ten policy years and $9 per month for each policy year after the tenth.

     2. Monthly administrative charge-- A charge of no less than $0.07 and no more than $0.095 per $1,000 for the first ten policy years. We charge $0.023 per $1,000 for each policy year after the tenth. The exact per $1,000 charge for your policy is based on the insured people's issue ages and policy duration.

     3. Cost of insurance charge -- Based on the net amount at risk on the lives of the insured people.

         The amount of this charge may differ for:
              o   each segment of the base death benefit; and
              o   the adjustable term insurance rider.

     4. Guaranteed minimum death benefit (if applicable) -- $0.005 per $1,000 of stated death benefit per month.

     5. Charges for additional benefits -- The cost of additional benefits you choose. The adjustable term insurance rider charge is included in the cost of insurance charge.

SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 52.

POLICY TRANSACTION FEES

We deduct policy transaction fees from your account value at the time of the transaction.

The following are the current transaction fees. SEE POLICY TRANSACTION FEES, PAGE 54.

     1.  Partial withdrawal fee -- $25.

     2. Transfer fee -- We allow twelve free transfers among investment divisions per policy year. For each transfer beyond that, a $25 fee applies.

     3. Illustrations -- You may request one free illustration per policy year. For each illustration beyond that, a $25 fee may apply.

     4. Premium Allocation Change - You may make five free premium allocation changes per policy year. For each premium allocation change beyond that, a $25 fee applies.

     5. Continuation of Coverage - We will charge a one-time $400 administrative fee at the policy anniversary nearest the younger insured person's 100th birth date to activate continued coverage.

SURRENDER CHARGES

During the first nine years of your policy or an additional segment, we assess a surrender charge if you:
     o   surrender the policy;
     o   reduce the stated death benefit (other than


--------------------------------------------------------------------------------

Variable Survivorship                 9
 by changing the death
         benefit option);
     o   let your policy lapse; or
     o   take a partial withdrawal which reduces your stated death benefit.

The surrender charge is a percentage of your target premium. It depends upon the insured people's ages at the policy date. SEE SURRENDER CHARGE, PAGE 55.



FEES AND EXPENSES OF THE INVESTMENT PORTFOLIOS

The variable account purchases shares of the investment portfolios at net asset value. This price reflects investment management fees and other direct expenses that are deducted from the portfolio assets. The following table describes these investment management fees and other direct expenses of the investment portfolios. The fees and expenses are shown in both gross amounts and net amounts shown after any expenses or fees have been absorbed by the investment portfolio advisers.




















--------------------------------------------------------------------------------
Variable Survivorship                 10



INVESTMENT PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS) /1/


                                                                                                              Fees and
                                                                         Investment                Total      Expenses  Total Net
                                                                         Management     Other    Portfolio   Waived or  Portfolio
                             Portfolio                                      Fees      Expenses   Expenses    Reimbursed  Expenses

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Capital Appreciation Fund                                           0.62%      0.05%       0.67%       NA         0.67%
AIM V.I. Government Securities Fund                                          0.50%      0.26%       0.76%       NA         0.76%
THE ALGER AMERICAN FUND
Alger American Growth Portfolio                                              0.75%      0.04%       0.79%       NA         0.79%
Alger American Leveraged AllCap Portfolio                                    0.85%      0.11%/2/    0.96%       NA         0.96%
Alger American MidCap Growth Portfolio                                       0.80%      0.04%       0.84%       NA         0.84%
Alger American Small Capitalization Portfolio                                0.85%      0.04%       0.89%       NA         0.89%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
VIP Growth Portfolio                                                         0.59%      0.09%       0.68%       NA         0.68%/4/
VIP Money Market Portfolio                                                   0.20%      0.10%       0.30%       NA         0.30%
VIP Overseas Portfolio                                                       0.74%      0.17%       0.91%       NA         0.91%/4/
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
VIP II Asset Manager Portfolio                                               0.54%      0.10%       0.64%       NA         0.64%/4/
VIP II Index 500 Portfolio                                                   0.24%      0.11%       0.35%      0.07%       0.28%/5/
INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF-Equity Income Fund (formerly VIF-Industrial Income Portfolio)    0.75%      0.42%       1.17%/3/   0.24%/6/    0.93%
INVESCO VIF-High Yield Fund                                                  0.60%      0.47%       1.07%       NA         1.07%
INVESCO VIF-Small Company Growth Fund                                        0.75%     11.92%      12.67%/3/  10.80%/7/    1.87%
INVESCO VIF-Total Return Fund                                                0.75%      0.49%       1.24%/3/   0.23%/8/    1.01%
INVESCO VIF-Utilities Fund                                                   0.60%      1.24%       1.84%/3/   0.76%/9/    1.08%
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Growth Portfolio                                                             0.83%      0.09%       0.92%       NA         0.92%
Limited Maturity Bond Portfolio                                              0.65%      0.11%       0.76%       NA         0.76%
Partners Portfolio                                                           0.78%      0.06%       0.84%       NA         0.84%
VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Bond Fund                                                          1.00%      0.15%       1.15%       NA         1.15%
Worldwide Emerging Markets Fund                                              1.00%      0.61%       1.61%/3/   0.11%/10/   1.50%
Worldwide Hard Assets Fund                                                   1.00%      0.20%       1.20%/3/    NA/11/     1.20%
Worldwide Real Estate Fund                                                   1.00%      4.32%       5.32%/3/   4.43%/12/   0.89%


/1/ The preceding portfolio expense information was provided to us by the portfolios, and we have not independently verified such information. These portfolio expenses are not direct charges against division assets or reduction from contract values; rather these portfolio expenses are taken into consideration in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the divisions. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

/2/ Included in other expenses of the Alger American Leveraged AllCap Portfolio is 0.03% of interest expense.

/3/ Certain expenses of the Fund are being voluntarily absorbed by the Funds.


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Variable Survivorship                 11

/4/ A Portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total portfolio expenses presented in the table would have been 0.66% for Growth Portfolio, 0.89% for Overseas portfolio and 0.63% for Asset Manager Portfolio.

/5/ FMR agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the funds' total portfolio expenses would have been 0.35%.

/6/ Certain expenses of the VIF-Equity Income Fund (formerly VIF-Industrial Income Fund) are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Equity Income Fund's "Other Expenses" and "Total Portfolio Expenses" were 0.18% and 0.93% respectively. This commitment can be changed at any time following consultation with the board of directors.

/7/ Certain expenses of the VIF-Small Company Growth Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses" were 1.12% and 1.87% respectively. This commitment can be changed at any time following consultation with the board of directors.

/8/ Certain expenses of the VIF-Total Return Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Total Return Fund's "Other Expenses" and "Total Portfolio Expenses" were 0.42% and 1.17% respectively. This commitment can be changed at any time following consultation with the board of directors.

/9/ Certain expenses of the VIF-Utilities Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses" were 0.48% and 1.08% respectively. This commitment can be changed at any time following consultation with the board of directors.

/10/ Van Eck Associates Corporation (the "Advisor") absorbed expenses exceeding 1.50% of the Fund's average daily net assets. Due to this arrangement, the actual expenses incurred were "Total Portfolio Expenses" of 1.50%.

/11/ The Fund's "Other Expenses" were reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the Fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's expenses. Due to this arrangement the actual expenses incurred were "Other Expenses" of 0.16% and "Total Portfolio Expenses" of 1.16%.

/12/ Van Eck Associates Corporation (the "Advisor") waived its management fees and assumed certain expenses for the period January 1, 1998 to February 28, 1998. The Advisor also assumed expenses exceeding 1.00% of the Fund's average daily net assets for the period March 1,1998 to December 31, 1998. The Fund's expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's expenses. Due to this arrangement the actual expenses incurred were "Investment Management Fees" of 0.00%, "Other Expenses" of 0.89% and "Total Portfolio Expenses" of 0.89%.

/13/ Neuberger Berman Advisers Management Trust (the "Trust") is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. The figures reported under "Investment Management and Administration Fees" include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding Series. Similarly, the "Other Expenses" includes all other expenses of the Portfolio and its corresponding Series. See "Expenses" in the Trust's Prospectus. Expenses may reflect expense reimbursement. NBMI has undertaken to reimburse certain operating expenses, including compensation of NBMI and excluding taxes, interest, extraordinary expense, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value. These expense reimbursement policies are subject to termination upon 60 days written notice to the Portfolios.










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Variable Survivorship                 12

VARIABLE DIVISIONS

Any amount you direct into the guaranteed interest division is credited with interest at a fixed rate set by us. If you invest in any of the following variable divisions, depending on market conditions, you may make or lose money. The variable divisions are described in the prospectuses for the underlying investment portfolios.

Each variable division investment portfolio has its own investment objective. SEE OBJECTIVES OF THE INVESTMENT PORTFOLIOS, PAGE 17.

AIM VARIABLE INSURANCE FUNDS
AIM V.I. Capital Appreciation Fund
AIM V.I. Government Securities Fund

THE ALGER AMERICAN FUND
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND & VARIABLE INSURANCE PRODUCTS FUND II VIP Growth Portfolio
VIP Money Market Portfolio
VIP Overseas Portfolio
VIP II Asset Manager Portfolio
VIP II Index 500 Portfolio

INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF-Equity Income Fund (formerly, INVESCO VIF- Industrial Income Portfolio)
INVESCO VIF-High Yield Fund
INVESCO VIF-Small Company Growth Fund
INVESCO VIF-Total Return Fund
INVESCO VIF-Utilities Fund

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Growth Portfolio
Neuberger Berman AMT Limited Maturity Bond Portfolio
Neuberger Berman AMT Partners Portfolio

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Bond Fund
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Hard Assets Fund
Van Eck Worldwide Real Estate Fund


POLICY VALUES

Your policy account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable division. If you have outstanding policy loans, your account value includes the amount in the loan division. The loan division is part of our general account specifically designed to hold money used as collateral for loans and loan interest. The general account contains all of our assets other than those held in the variable account, or our other separate accounts.

Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o the investment performance of the amounts you have in the variable divisions;
     o interest earned on the amount you have in the guaranteed interest division;
     o interest earned and charged on the amount you have in the loan division; and
     o   partial withdrawals.

We subtract charges and partial withdrawals you take from your account value. You make a partial withdrawal when you withdraw part of your net cash surrender value. Partial withdrawals may reduce the amount of base death benefit which may trigger a surrender charge.

We may deduct a surrender charge from your account value in the event of:
     o   surrender;
     o   policy lapse;
     o   requested reductions in the stated death benefit; or
     o   certain partial withdrawals.

SEE SURRENDER CHARGE, PAGE 9.

Your cash surrender value is equal to your account value minus any surrender charge.

Your net cash surrender value is equal to the cash surrender value minus outstanding policy loans and accrued loan interest, if any.

Your net account value is equal to the account value minus outstanding policy loans and accrued loan interest, if any.

YOUR ACCOUNT VALUE IN THE VARIABLE DIVISIONS

Accumulation units are the way we measure value in the variable divisions. Accumulation unit value is the value of a unit of a variable division on the valuation date. Each variable division has a different


--------------------------------------------------------------------------------

Variable Survivorship                 13
accumulation unit value. SEE DETERMINING THE VALUE IN THE VARIABLE DIVISIONS, PAGE 36.

On each valuation date, we determine the accumulation unit values. The accumulation unit value for each variable division reflects the investment performance of the matching investment portfolio during the valuation period. The valuation period is the time beginning at 4:00 p.m. Eastern time on a valuation date and ending at 4:00 p.m. Eastern time on the next valuation date. Each accumulation unit value reflects asset-based charges under the policy, and the expenses of the investment portfolios. SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION, PAGE 36.


TRANSFERS OF ACCOUNT VALUE

You may make up to twelve free transfers among the variable divisions or to the guaranteed interest division per policy year. We charge $25 for each transfer over twelve you make in a policy year. This charge does not apply to any automatic rebalancing or dollar cost averaging transfers: they are free. There are restrictions on transfers to or from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 37.


SPECIAL POLICY FEATURES

ADDITIONAL BENEFITS

You may attach certain additional benefits to your policy by rider. A rider changes benefits under your policy. In most cases, we deduct a monthly charge from your account value for these benefits. SEE ADDITIONAL BENEFITS, PAGE 32.

DOLLAR COST AVERAGING

You may choose dollar cost averaging on your application or complete a customer service form. Dollar cost averaging is a systematic plan of transferring account values to selected investment divisions. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. SEE DOLLAR COST AVERAGING, PAGE 38.

AUTOMATIC REBALANCING

You may choose automatic rebalancing on your policy. Automatic rebalancing periodically reallocates your net account value among the investment divisions to maintain your specified distribution of account value among those divisions. Automatic rebalancing is free. SEE AUTOMATIC REBALANCING, PAGE 38.

LOANS

You may take loans against your policy's net cash surrender value. We charge an annual loan interest rate of 3.75%. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. Beginning in your eleventh policy year, where permitted by law, we may include amounts in the loan division for calculation of your policy's persistency refund. SEE POLICY LOANS, PAGE 39.

PARTIAL WITHDRAWALS

You may withdraw part of your net cash surrender value any time after your first policy year. You may make only one partial withdrawal per policy year. Partial withdrawals may reduce the death benefit and will reduce your account value. Surrender charges may apply. SEE PARTIAL WITHDRAWALS, PAGE 41.

PERSISTENCY REFUND

After your tenth policy anniversary, where permitted by state law, we credit your account value with a persistency refund on every monthly processing date. SEE PERSISTENCY REFUND, PAGE 55.


POLICY MODIFICATION, TERMINATION AND CONTINUATION FEATURES

RIGHT TO EXCHANGE POLICY

For 24 months after the policy date you can exchange your policy for a guaranteed policy, unless state law requires differently. The right to exchange your policy is free. SEE RIGHT TO EXCHANGE POLICY, PAGE 35.

POLICY SPLIT OPTION

You may split your policy into two separate life insurance policies each insuring the life of one insured person under certain circumstances. This split may occur upon divorce between the two insured people, business dissolution, or a possible


--------------------------------------------------------------------------------

Variable Survivorship                 14
adverse future change in the tax law, unless state law requires otherwise. The policy split option is free. SEE POLICY SPLIT OPTION, PAGE 33.

SURRENDER

You may surrender your policy for its net cash surrender value at any time while an insured person is living.

We calculate your net cash surrender value on the valuation date we receive your request and policy at our customer service center. All insurance coverage ends on the date we receive your request. You must return your policy or a lost policy form to us. SEE SURRENDER, PAGE 44.

LAPSE

In general, insurance coverage continues as long as your policy's net cash surrender value is enough to pay the monthly deductions. However, your policy and its riders are guaranteed not to lapse during the first five years of your policy if the conditions of the special continuation period have been met. SEE LAPSE, PAGE 42.

REINSTATEMENT

You may reinstate your policy and its riders within five years of its lapse if you still own the policy and the insured people meet the same underwriting requirements as were met at policy issue.

You will need to give proof of insurability as at policy issue. You will also need to pay required reinstatement premiums.

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

We will reinstate any policy loans existing when coverage ended, with accrued loan interest to the date of the lapse. SEE REINSTATEMENT, PAGE 43.


CONTINUATION OF COVERAGE

At the policy anniversary nearest younger insured person's 100th birth date, you may choose to let the continuation of coverage feature become effective. If the continuation of coverage feature becomes effective, we will deduct a one-time administrative fee of $400 and keep your policy in force. SEE CONTINUATION OF COVERAGE, PAGE 30.


DEATH BENEFITS

At the second death of the two insured people, we pay death proceeds to the beneficiary(ies) if your policy is still in force. The beneficiary(ies) is(are) the person or people you name to receive the death proceeds. The death proceeds equal the base death benefit plus amounts payable by rider, minus the amount of any outstanding policy loan and accrued loan interest. Based on the death benefit option you have chosen, the base death benefit varies.

The base death benefit does not include any adjustable term insurance rider you may have on your policy. The target death benefit includes any adjustable term insurance rider you may have on your policy plus your base death benefit. The total death benefit is at least equal to or greater than your target death benefit.

The minimum target death benefit to issue your policy is $250,000. If you have an adjustable term rider the minimum stated death benefit to issue a policy is $100,000. However, we may lower this minimum for group or sponsored arrangements, or corporate purchasers. The death benefit at issue may vary from the stated death benefit plus adjustable term insurance coverage for some 1035 exchanges. SEE DEATH BENEFIT, PAGE 23.

You may change your base death benefit amount while your policy is in force, subject to certain restrictions. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 29.


TAX CONSIDERATIONS

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. SEE TAX STATUS OF THE POLICY, PAGE 57.

Assuming the policy qualifies as a life insurance contract, under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
     o   partial withdrawals;
     o   surrender; or
     o   lapse.


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Variable Survivorship                 15

In addition to the events listed above, if your policy is a modified endowment contract, loans against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 58.

You should consult a qualified legal or tax adviser before you purchase your policy.


INFORMATION ABOUT SECURITY LIFE, THE VARIABLE ACCOUNT, THE INVESTMENT OPTIONS AND THE GUARANTEED INTEREST DIVISION

SECURITY LIFE OF DENVER INSURANCE COMPANY

Security Life of Denver Insurance Company ("Security Life") is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 1998, the company and its consolidated subsidiaries had over $174.3 billion of life insurance in force. As of December 31, 1998, our total assets were over $10.0 billion, and our shareholder's equity was over $926 million.

We have a complete line of life insurance products, including:
     o   annuities;
     o   individual life;
     o   group life;
     o   pension products; and
     o   market life reinsurance.

Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $461.8 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1998.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is a registered broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.


YEAR 2000 PREPAREDNESS

Security Life of Denver Insurance Company is aware of the computer problems that may exist surrounding the Year 2000. Our senior management projects information processing and delivery systems to have a Year 2000 readiness interim target completion date of June 29, 1999 with a final completion date of December 31, 1999.

The Year 2000 problem originates from the predominant use in computer programs of a two-digit field to capture the year, for example 99 instead of 1999. When we reach the year 2000 many of these programs will assume the year 00 is actually 1900 rather than 2000. This incorrect assumption can lead to erroneous results, false calculations or system failures. This is not only a computer problem, but also applies to other machinery or equipment containing computer chips which calculate dates for correct performance, the so-called "embedded systems". That is why errors, ranging from telephone shutdown to other services may occur as well. This potential risk is often referred to as the "Millennium Bug" or the "Year 2000 problem".

The problem is made more complex by the many lines of code that can be affected in a single system, the number of systems required to support business activities and the interdependence of both the internal and external systems involved in exchanging data. This is particularly true for the financial services industry, where information is at the heart of the business and which depends heavily on the uninterrupted transfer of data world-wide, bank-to- bank and with clearing houses, exchanges and agencies. If the potential problems are not addressed, this could in some cases result in business system failure. From a financial perspective, this could, for instance, lead to incorrect interest calculations or over/under payments.

A project plan has been implemented and our project team has analyzed and remediated our in-house source code. We completed the remediation in

--------------------------------------------------------------------------------

Variable Survivorship                 16

December, 1998. The project plan covers Security Life, ING America Equities, Inc., Midwestern United Life Insurance Company, and First ING Life Insurance Company of New York. We will follow our normal project management methodology including communication with senior management on a monthly and as-needed basis. Our targeted completion date is scheduled for June 29, 1999, but there is no assurance that Security Life will be successful, or that interaction with other service providers will not impact our services at that time.

Security Life has completed an inventory and assessment of all vendor products. We are in the process of verifying that each vendor product is Year 2000 ready.

Funds have been allocated for the 1999 efforts, and we believe we have sufficient resources to ensure Year 2000 processing capabilities.


SECURITY LIFE SEPARATE ACCOUNT L1

VARIABLE ACCOUNT STRUCTURE

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the variable account or Security Life.

The variable account is a separate investment account. It is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We keep the variable account assets separate from our general account and other separate accounts. We may offer other variable life insurance contracts with different benefits and charges that invest in the variable account. We do not discuss these contracts in this prospectus. The variable account may invest in other securities not available for the policy described in this prospectus. The general account contains all of our assets other than those held in the variable account (variable divisions) or other separate accounts.

The company owns all the assets in the variable account. We credit gains to or charge losses against the variable account without regard to performance of other investment accounts.

ORDER OF VARIABLE ACCOUNT LIABILITIES

State law provides that we may not charge general account liabilities against variable account assets equal to its reserves and other liabilities. This means that in the event we were ever to become insolvent, the variable account assets will be used first to pay variable account policy claims. Only if assets remain in the variable account after these claims have been satisfied can these assets be used to pay other policy owners and our creditors.

The variable account may have liabilities from assets credited to other variable life policies offered by the variable account. If the assets of the variable account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

VARIABLE DIVISIONS

The variable account has several divisions. Each division invests in shares of a matching investment portfolio. This means that the investment performance of a policy depends on the performance of the investment portfolios you choose. Each investment portfolio has its own investment objective. These investment portfolios are not available directly to individual investors. They are only available as the underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

INVESTMENT PORTFOLIOS

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

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Variable Survivorship                 17

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the variable account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.


OBJECTIVES OF THE INVESTMENT PORTFOLIOS

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.


Some investment portfolio advisers (or their affiliates) may pay us compensation for servicing, administration or other expenses. Currently, these advisers include A I M Advisors, Inc.; Fidelity Investments(R); Fred Alger Management, Inc.; INVESCO Funds Group, Inc.; Neuberger Berman Management Inc.; and Van Eck Global. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers may pay us more than others.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a registered, open-end, series, management investment company. A I M Advisors, Inc., ("AIM") serves as each fund's investment adviser. AIM has acted as an investment adviser since its organization in 1976. Today, AIM, together with its subsidiaries, advises or manages over 110 investment portfolios encompassing a broad range of investment objectives.

AIM V.I. Capital Appreciation Fund -- seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

AIM V.I. Government Securities Fund -- seeks to achieve high current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

THE ALGER AMERICAN FUND

The Alger American Fund is a registered investment company organized on April 6, 1988. It is a multi- series Massachusetts business trust. The Fund's investment manager is Fred Alger Management, Inc., which has provided investment advisory services since 1964.

Alger American Growth Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American Leveraged AllCap Portfolio -- seeks long-term capital appreciation.

     Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential.

     The portfolio can leverage, that is, borrow money, to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid for the money borrowed.

Alger American MidCap Growth Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in equity securities of companies having a market capitalization within the range of companies in the S&P(R) MidCap 400 Index.

Alger American Small Capitalization Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell(R) 2000 Growth Index or the S&P(R) SmallCap 600 Index.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND
II

Fidelity Variable Insurance Products Fund ("VIP" established November 13, 1981) and Variable Insurance Products Fund II ("VIP II" established March 21, 1988) are open-end, diversified, management investment companies. These funds are organized as Massachusetts business trusts.

Fidelity Management & Research Company ("FMR") manages and provides investment and other services to the funds named here. However, Bankers Trust Company also provides sub-advisory services for VIP II Index 500 Portfolio. FMR is the management arm of Fidelity Investments(R), which was established

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Variable Survivorship                 18
in 1946, and is one of America's largest mutual fund managers.

VIP Growth Portfolio -- seeks capital appreciation.

     FMR's principal investment strategies include:
         o    Investing primarily in common stocks.
         o Investing in companies that it believes have above-average growth potential (stocks of these companies are often called "growth" stocks).
         o    Investing in domestic and foreign
              issuers.
         o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP Money Market Portfolio -- seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

     FMR's principal investment strategies include:
         o Investing in U.S. dollar-denominated money market securities, including U.S. Government securities and repurchase agreements, and entering into reverse repurchase agreements.
         o Investing more than 25% of total assets in the financial services industry.
         o Investing in compliance with industry- standard requirements for money market funds for the quality, maturity and diversification of investments.

VIP Overseas Portfolio -- seeks long-term growth of capital.

     FMR's principal investment strategies include:
         o    Investing at least 65% of total assets in foreign securities.
         o    Investing primarily in common stocks.
         o Allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.
         o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP II Asset Manager Portfolio -- seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments. FMR's principal investment strategies include:
         o Allocating the fund's assets among stocks, bonds, and short-term and money market instruments.
         o Maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments.
         o Adjusting allocation among asset classes gradually within the following ranges: stock class (30 - 70%), bond class (20 - 60%), and short-term/money market class (0 - 50%).
         o    Investing in domestic and foreign issuers.
         o Analyzing an issuer using fundamental and/or quantitative factors and evaluating each security's current price relative to estimated long-term value in selecting instruments.

VIP II Index 500 Portfolio -- seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P(R) 500.

     Bankers Trust Company (BT)'s principal investment strategies include:
         o Investing at least 80% of assets in common stocks included in the S&P(R) 500.
         o    Lending securities to earn income for the fund.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a registered, open-end management investment company. It was organized as a Maryland corporation on August 19, 1993. It is currently made up of ten diversified investment portfolios. Five of these investment portfolios are described here.

INVESCO Funds Group, Inc. is the Funds' investment adviser. As the adviser, it is mostly responsible for providing the portfolios with investment management, various administrative services, and supervising the Fund's daily business affairs.

INVESCO Capital Management, Inc. sub-advises the Total Return Fund. "VIF" refers to INVESCO Variable Investment Fund. INVESCO Distributors, Inc. ("IDI"), provides distribution services for the INVESCO Variable Investment Funds, Inc.

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Variable Survivorship                 19

INVESCO VIF-Equity Income Fund (Formerly, INVESCO VIF-Industrial Income
     Portfolio) -- seeks high current income, with growth of capital as a secondary objective.

     The fund normally invests at least 65% of its assets in dividend-paying common and preferred stocks, although in recent years that percentage has been somewhat higher. Stocks held by the fund generally are expected to produce a relatively high level of income and a consistent, stable return. Although it focuses on the stocks of larger companies with a strong record of paying dividends, the fund also may invest in companies that have not paid regular dividends. The fund's equity investments are limited to stocks that can be traded easily in the United States; it may, however, invest in foreign securities in the form of American Depository Receipts (ADRs).

     The rest of the fund's assets are invested in debt securities, generally corporate bonds that are rated investment grade or better. The fund also may invest up to 15% of its assets in lower-grade debt securities commonly known as "junk bonds", which generally offer higher interest rates, but are riskier investments than investment grade securities.

INVESCO VIF-High Yield Fund -- seeks to provide a high level of current income.

     It invests substantially all of its assets in lower- rated debt securities, commonly called "junk bonds," and preferred stock, including securities issued by foreign companies. Although these securities carry with them higher risks, they generally provide higher yields-- and therefore higher income--than higher-rated debt securities.

INVESCO VIF-Small Company Growth Fund -- seeks investment growth over the long term.

     The fund normally invests at least 80% of its assets in equity securities of companies with market capitalizations of $1 billion or less. INVESCO uses a bottom-up investment approach to the fund's investment portfolio, focusing on companies that are in the developing stages of their life cycles. Using this approach, INVESCO tries to identify companies that it believes are undervalued in the marketplace, have earnings which may be expected to grow faster than the U.S. economy in general, and/or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, or structural changes in the economy. The prices of securities issued by these small companies tend to rise and fall more rapidly than those of more established companies.

     The remainder of the fund's assets can be invested in a wide range of securities that may or may not be issued by small companies. In addition to equity securities, the fund can invest in foreign securities and debt securities, including so-called "junk bonds."

INVESCO VIF-Total Return Fund -- seeks to provide high total return through both growth and current income.

     It normally invests at least 30% of its assets in common stocks of companies with a strong history of paying regular dividends and 30% of its assets in debt securities. Debt securities include obligations of the United States Government and government agencies. The remaining 40% of the fund is allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions.

INVESCO VIF-Utilities Fund -- seeks capital appreciation and income.

     The fund normally invests at least 80% of its assets in companies doing business in the utilities economic sector. The remainder of the fund's assets are not required to be invested in the utilities economic sector.

     The fund is aggressively managed. Although the fund can invest in debt securities, it primarily invests in equity securities that INVESCO believes will rise in price faster than other investments, as well as options and other investments whose value is based upon the values of equity securities.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

Neuberger Berman Advisers Management Trust (the "Trust,") is a registered, open-end management investment company. It was organized as a Delaware business trust on May 23, 1994. The Trust is made up of separate portfolios ("Portfolios"), each of which invests all of its net investable assets in a matching series ("Series") of Advisers Managers

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Variable Survivorship                 20

Trust ("Managers Trust"). Managers Trust is a diversified, open-end management investment company organized as a New York common law trust on May 24, 1994.

This master feeder structure is different from that of many other investment companies which directly purchase and manage their own securities portfolios. Neuberger Berman Management Incorporated acts as investment manager to Managers Trust. Neuberger Berman, LLC is the sub-adviser.

The investments for the Portfolio are managed by the same portfolio manager(s) who manage one or more other mutual funds that have similar names, investment objectives and investment styles as the Portfolio. You should be aware that the Portfolio is likely to differ from the other mutual funds in size, cash flow pattern and tax matters. Accordingly, the holdings and performance of the Portfolio can be expected to vary from those of the other mutual funds.

Shares of the separate Portfolios of Neuberger Berman Advisers Management Trust are sold only through the currently effective prospectus and are not available to the general public. Shares of the AMT Portfolios may be purchased only by life insurance companies to be used with their separate accounts which fund variable annuity and variable life insurance policies.

Neuberger Berman Growth Portfolio -- seeks growth of capital. It invests mainly in common mid-capitalization securities.

     The portfolio managers currently focus on the securities of mid-capitalization companies. The managers use a growth-oriented investment approach. A growth-oriented approach seeks stocks of companies that are fast-growing in emerging or rapidly evolving industries.

Neuberger Berman Limited Maturity Bond Portfolio -- seeks the highest available current income consistent with liquidity and low risk to principal; total return is secondary goal.

     The Limited Maturity Bond Portfolio invests mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers. These may include mortgage-and asset- backed securities.

     The portfolio may invest up to 10% of its net assets, measured at the time of investment, in below investment grade fixed income securities, or comparable unrated securities.

     The Limited Maturity Bond Portfolio maintains an average portfolio duration of four years or less. However, the series may invest in securities of any duration.

Neuberger Berman Partners Portfolio -- seeks growth of capital. The Portfolio invests mainly in common stocks of mid-to large-capitalization companies.

     Its investment program seeks securities believed to be undervalued based on strong fundamentals, including low price to earnings ratio, consistent cash flow, and the company's track record through all points of the market cycle.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. On April 12, 1995, Van Eck Investment Trust changed its name to Van Eck Worldwide Insurance Trust. Van Eck Associates Corporation serves as investment adviser and manager to the funds.

Van Eck Worldwide Bond Fund -- seeks high total return--income plus capital appreciation--by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Emerging Markets Fund -- seeks long term capital appreciation by investing in equity securities in emerging markets around the world.

Van Eck Worldwide Hard Assets Fund -- seeks long term capital appreciation by investing primarily in "hard asset securities." Income is a secondary consideration. Hard assets include:
         o    precious metals;
         o    natural resources;
         o    real estate; and
         o    commodities.

Van Eck Worldwide Real Estate Fund -- seeks high total return by investing in equity securities of companies that own significant real estate or principally do business in real estate.



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Variable Survivorship                 21

THE GUARANTEED INTEREST DIVISION

You may allocate all or a part of the net premiums and transfers of your net account value into the guaranteed interest division. The guaranteed interest division is part of our general account which guarantees principal. It pays interest at a fixed rate that we declare.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures included in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The amount you have in the guaranteed interest division is the sum of net premiums you allocate to that division, plus transfers you made to the guaranteed interest division, plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. These interest rates are never less than the minimum guaranteed interest rate of 3% and will be in effect for periods of at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.


MAXIMUM NUMBER OF INVESTMENT DIVISIONS

You may invest in a total of eighteen divisions over the lifetime of your policy. Investment divisions include the variable and the guaranteed interest divisions, but not the loan division. The loan division does not count toward the eighteen division maximum.

As an example, if you have had funds in seventeen variable divisions and the guaranteed interest division (or eighteen variable divisions), these are the only divisions to which you may later add or transfer funds. You may want to use fewer divisions in the early years of your policy, so that you can invest in other divisions in the future. Further, if you invest in eighteen variable divisions, you will not be able to invest in the guaranteed interest division.


DETAILED INFORMATION ABOUT THE VARIABLE SURVIVORSHIP UNIVERSAL LIFE POLICY

This prospectus describes our standard Variable Survivorship Universal Life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

The illustrations beginning on page 60 show how the Variable Survivorship policies work.


APPLYING FOR A POLICY

You purchase a Variable Survivorship policy by submitting an application to us. On the policy date, the joint equivalent age of the two insured people must be no older than age 85. The insured people are the two people on whose lives we issue the policy. The insured people share some relationship and commonly include, among others: husband and wife; business partners; parent and child; grandparent and grandchild; and siblings. Upon the second death of the insured people we pay the death proceeds. Age is each insured person's age on the birthday nearest the policy date plus the number of completed policy years since the policy date.

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Variable Survivorship                 22

The individual age of each insured person must be no more than 90 years of age on the policy date. There is no maximum age difference between the two insured people. We may back-date the policy up to six months to allow either or both of the insured people to give proof of a younger age for the purposes of your policy.

POLICY ISSUANCE

Before we issue a policy or apply your net premium to the investment divisions, we require satisfactory evidence of insurability of both insured people and payment of your initial premium. This evidence may include a medical examination and completion of all underwriting and issue requirements.

The investment date is the first date we apply the net premium payments we have received from you to your policy. Your initial premium is the premium we must receive before coverage can begin. The initial premium is the first premium we receive and apply to your policy. It must be at least equal to the sum of the scheduled premiums which are due from your policy date through your investment date.

If you have a policy with no adjustable term insurance rider, your stated death benefit may be no less than $250,000. If you choose to have an adjustable term insurance rider, your stated death benefit may be as little as $100,000, as long as your target death benefit is at least $250,000. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 29.

We may reduce the minimum stated death benefit for group or sponsored arrangements or corporate purchasers. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum stated death benefit.

The policy date as shown on your policy schedule determines:
     o   monthly processing dates;
     o   policy months;
     o   policy years; and
     o   policy anniversaries.

It is not affected by the date you receive the policy. The policy date may be different from the date we receive your first premium payment. If the policy date is earlier, we charge monthly deductions from the policy date.

DEFINITION OF LIFE INSURANCE

We apply a test to make sure that your policy meets the federal tax definition of life insurance. The guideline premium/cash value corridor test applies to your policy. We may limit premium payments relative to your policy death benefit under this test. SEE TAX STATUS OF THE POLICY, PAGE 57.


TEMPORARY INSURANCE

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any in force coverage with us. This temporary insurance is in force as long as you meet all requirements.

Coverage begins when:

     1. you have completed and signed our binding limited life insurance coverage form;

     2. we receive and accept a premium payment of at least your scheduled premium (selected on your application); and

     3.  part I of the application is completed.


Binding limited life insurance coverage ends on the earliest of:
     o   the date we return your premiums;
     o five days after we mail notice of termination to the address on your application;
     o   the date your policy coverage starts;
     o   the date we refuse to issue you a policy based on your application; or
     o 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:
     o there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
     o there is a material misrepresentation in statements on your application;
     o the person or persons intended to be the insured people die by suicide or self- inflicted injury; or
     o   the bank does not honor your premium check.



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Variable Survivorship                 23

PREMIUMS

You may choose the amount and frequency of premium payments, within limits.

SCHEDULED PREMIUMS

Your premiums are flexible. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. THIS AMOUNT MAY OR MAY NOT BE ENOUGH TO KEEP YOUR POLICY IN FORCE. You may receive premium reminder notices for the scheduled premium on a monthly, quarterly, semiannual, or annual basis. You are not required to pay the scheduled premium.

Alternatively, you may choose to pay your premium by electronic funds transfer each month. This option is not available for your initial premium. The financial institution that makes your electronic funds transfer may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected. During the special continuation period, your scheduled premium should not be less than the minimum annual premium shown in your policy. If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 30.

UNSCHEDULED PREMIUM PAYMENTS

Generally speaking, you may make unscheduled premium payments at any time, however, we will return all or part of premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you send us notice acknowledging the new modified endowment contract status for your policy.


SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 58 AND CHANGES TO COMPLY WITH THE LAW, PAGE 59.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider this payment a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take out the tax and sales charges which apply to premium payments.

MINIMUM ANNUAL PREMIUM

You must pay a minimum annual premium during your first five policy years to qualify for the special continuation period.

Your minimum annual premium is based on:
     o   each insured person's age, gender, premium class and any rating;
     o   the stated death benefit of your policy; and
     o   any additional benefits you select.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group, or sponsored arrangements or for corporate purchasers.

SPECIAL CONTINUATION PERIOD

The special continuation period is during the first five policy years. Under the special continuation period, we guarantee that your policy will not lapse, regardless of its net cash surrender value, if on a monthly processing date:
     o the sum of all premiums you have paid, minus partial withdrawals that you have taken, minus policy loans that you have taken, including accrued loan interest is greater than or equal to;
     o the minimum monthly premiums for each policy month, starting with the first month of your policy through the current policy monthly processing date.

On the monthly processing date, we deduct the monthly deductions from your account value.

The minimum monthly premium is one-twelfth of the minimum annual premium.

During the first five years of your policy, if there is not enough net cash surrender value to pay the monthly deductions and you have satisfied our requirements, we do not permanently waive certain charges. Instead, we continue to deduct these charges. This deduction may result in your policy having a negative net cash surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly deductions owing. At the end of the special continuation period to avoid lapse of your policy, you must pay enough

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Variable Survivorship                 24
premium to bring the net cash surrender value to zero plus the amount that covers your estimated monthly deductions for the following two months. SEE LAPSE, PAGE 37.

ALLOCATION OF NET PREMIUMS

The net premium is the balance remaining after we take premium-based charges from your premium payment. We add the net premium to your account value according to your instructions.

We apply net premiums we have received from you to your policy after:
     a) we receive the amount of premium required for your insurance coverage to begin;
     b) all issue requirements have been met and received by our customer service center;
     c)  we approve your policy application; and
     d)  your policy is issued.

All amounts you designated for the guaranteed interest division will be allocated to that division. If your state requires return of your premium during the free look period we invest amounts you have designated for the variable divisions into the Fidelity VIP Money Market Division until 15 days after we issue your policy (deemed delivery time, plus a typical free look period which varies by state). If your state provides for return of account value during the free look period and for premium payments after the end of the free look period, we invest amounts you designated for the variable divisions directly into your selected investment portfolios. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD, PAGE 39.

We allocate premium payments received after we apply your initial net premium payment to your policy on the valuation date of receipt. We always use your most recent premium allocation instructions. Your instructions must specify percentages that are whole numbers totaling 100%.

You may invest in a maximum of eighteen divisions over the lifetime of your policy. This eighteen investment division maximum includes the variable divisions and the guaranteed interest division, but not the loan division. SEE MAXIMUM NUMBER OF INVESTMENT DIVISIONS, PAGE 22.

You may make five free premium allocation changes per year. After the five free premium allocation changes, we charge you $25 for each additional allocation change per policy year. The $25 fee is withdrawn from each investment division pro rata to the amount in each division.

PREMIUM PAYMENTS AFFECT YOUR COVERAGE

Unless you have the guaranteed minimum death benefit feature or are in the special continuation period, your policy continues in effect only until your net cash surrender value no longer covers the monthly deductions for your benefits. If this happens, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. SEE LAPSE, PAGE 42, AND GRACE PERIOD, PAGE 42.

If you pay your minimum annual premium each year during the first five policy years, we guarantee your policy and riders will not lapse during the special continuation period, regardless of your net cash surrender value. SEE SPECIAL CONTINUATION PERIOD, PAGE 24.

Under the guaranteed minimum death benefit, the base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which can lapse and terminate during the guarantee period. You must meet all conditions of the guarantee. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 30.

MODIFIED ENDOWMENT CONTRACTS

There are special federal income tax rules for distributions from certain life insurance policies known as "modified endowment contracts." These rules apply to distributions such as policy loans, surrenders, and partial withdrawals.

Whether or not these rules apply depends upon whether or not the premiums you paid are greater than the "seven-pay" limit. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 58.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium.



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Variable Survivorship                 25

DEATH BENEFITS

You can decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance base coverage with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available under your Variable Survivorship policy.

When we issue your policy, we base the initial insurance coverage on the instructions in your application. The initial death benefit is the stated death benefit amount. You can add an adjustable term insurance rider or single life term rider for additional insurance coverage.

The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy.

As a Variable Survivorship policy, your policy has a joint nature to the death benefits. This means that we do not pay death proceeds until the second death of the insured people. Your death benefit is calculated as of the date of the second death of the insured people. The adjustable term insurance rider acts as a bridge. It provides term insurance coverage which automatically adjusts to fill the gap between your total death benefit and your base death benefit depending on which death benefit option you choose. If you have a policy with no term rider, your stated death benefit may be no less than $250,000. If you choose to have an adjustable term insurance rider, your stated death benefit may be as low as $100,000, as long as your target death benefit is at least $250,000.

We do not guarantee coverage provided by the adjustable term insurance rider under the guaranteed minimum death benefit. It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured people. Use of the adjustable term insurance rider may reduce sales compensation. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 28.


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Variable Survivorship                 26

                              DEATH BENEFIT SUMMARY

THIS CHART ASSUMES NO DEATH BENEFIT OPTION CHANGES AND NO REQUESTED OR SCHEDULED INCREASES OR DECREASES IN STATED OR TARGET DEATH BENEFIT.


                                         OPTION 1                                        OPTION 2
=====================  =============================================      =================================================

STATED DEATH           The amount of policy death benefit at              The amount of policy death benefit at issue,
BENEFIT                issue, not including rider coverage.  This         not including rider coverage.  This amount
                       amount stays level throughout the life of          stays level throughout the life of the contract.
                       the contract.

BASE DEATH             The greater of the stated death benefit, or        The greater of the stated death benefit, plus
BENEFIT                the account value multiplied by the death          the account value or the account value
                       benefit corridor factor.                           multiplied by the death benefit corridor
                                                                          factor.

TARGET DEATH           Stated death benefit plus adjustable term          Stated death benefit plus adjustable term
BENEFIT                insurance rider benefit.  This amount              insurance rider benefit.  This amount remains
                       remains level throughout the life of the           level throughout the life of the policy.
                       policy.

TOTAL DEATH            This is the total death proceeds.  It is the       This is the total death proceeds.  It is the
BENEFIT                greater of the target death benefit or the         greater of the target death benefit plus the
                       base death benefit.                                account value or the base death benefit.

ADJUSTABLE             The adjustable term insurance rider benefit        The adjustable term insurance rider benefit is
TERM                   is the total death benefit minus base death        the total death benefit minus the base death
INSURANCE              benefit, but it will not be less than zero. If      benefit, but it will not be less than zero. If the
RIDER BENEFIT          the account value multiplied by the death          account value multiplied by the death benefit
                       benefit corridor factor is greater than the        corridor factor is greater than the stated death
                       stated death benefit, the adjustable term          benefit plus the account value, the adjustable
                       insurance benefit will be decreased.  It           term insurance rider benefit will be decreased.
                       will be decreased so that the sum of the           It will be decreased so that the sum of the
                       base death benefit and the adjustable term         base death benefit and the adjustable term
                       insurance rider benefit is not greater than        insurance rider benefit is not greater than the
                       the target death benefit.  If the base death       target death benefit plus the account value.  If
                       benefit becomes greater than the target            the base death benefit becomes greater than
                       death benefit, then the adjustable term            the target death benefit plus the account
                       insurance rider benefit is zero.                   value, then the adjustable term insurance rider
                                                                          benefit is zero.


BASE DEATH BENEFIT

Your base death benefit can be different from your stated death benefit as a result of:
     o   your choice of death benefit option;
     o   your choice of the enhanced death benefit corridor option;
     o   a change in your death benefit option;
     o increases to satisfy the federal income tax law definition of life insurance;
     o   partial withdrawals;
     o   increases or decreases in the stated death benefit; or
     o   a transaction which causes the base death benefit to change.

As long as your policy is in force, we will pay the death proceeds to your beneficiary(ies) at the date of the second death of the insured people. The beneficiary(ies) is(are) the person (people) you name

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Variable Survivorship                 27
to receive the death proceeds from your policy. The death proceeds are:
     o   your base death benefit; plus
     o   any rider benefits; minus
     o   your outstanding policy loan with accrued loan interest; minus
     o outstanding policy charges due before the second death of the insured people.

There could be outstanding policy charges if the date of the second death of the insured people happens while your policy is in the grace period or in the five-year special continuation period.

DEATH BENEFIT OPTIONS

You have a choice of two death benefit options in addition to the enhanced death benefit corridor option: option 1 or option 2 (described below). Your choice may result in your having a base death benefit, which is greater than your stated death benefit. Your death benefit is calculated as of the date of the second death of the insured people. You may change your death benefit option after the policy date and before the continuation of coverage feature begins. You may not change your enhanced death benefit corridor option. You must choose whether or not you want the enhanced death benefit corridor option before we issue your policy. SEE CHANGES IN DEATH BENEFIT OPTION 1 OR 2, PAGE 28.

Under death benefit option 1, your base death benefit is the greater of:

     1. your stated death benefit on the date of the second death of the insured people; or

     2. your account value on the date of the second death of the insured people multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A or B depending on whether or not you elect the enhanced death benefit option.

Under death benefit option 2, your base death benefit is the greater of:

     1. your stated death benefit plus your account value on the date of the second death of the insured people; or

     2. Your account value on the date of the second death of the insured people multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A or B depending on whether or not you elect the enhanced death benefit option.

Under option 1 positive investment performance is generally reflected in a reduced net amount at risk. This lowers your policy's total cost of insurance charges. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time. You should choose option 2 if you want to have investment performance reflected in your insurance coverage.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
     o   the younger insured person's age; and
     o the guideline premium/cash value corridor test for the federal income tax law definition of life insurance; and
     o   the enhanced death benefit corridor option, if elected.

We will adjust your policy to continue to qualify as life insurance under the federal income tax laws in existence at the time the policy was issued.

CHANGES IN DEATH BENEFIT OPTIONS

You may request a change in your death benefit option 1 or 2 after the policy date and before the continuation of coverage feature. Your death benefit option change is effective on your next monthly anniversary after we accept and approve your requested change, so long as at least five days remain before your monthly anniversary. If fewer than five days remain before your monthly anniversary, your death benefit option change is effective on your next monthly anniversary.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can note the change in your schedule. A death benefit option change applies to your entire stated or base death benefit.

Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

We may not allow you to change the death benefit option if it reduces the target or stated death benefit below the minimum we require to issue your policy.


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On the effective date of your option change, your stated death benefit is changed as follows:


   Change       Change       Stated Death Benefit
    From          To          Following Change:
    ----          --          -----------------

Option 1     Option 2    your stated death benefit
                         before the change minus
                         your gross account value as
                         of the effective date of the
                         change.

Option 2     Option 1    your stated death benefit
                         before the change plus your
                         gross account value as of the
                         effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date you change your death benefit option. Additionally, there is no change to the amount of term insurance if you have an adjustable term insurance rider. SEE COST OF INSURANCE CHARGE, PAGE 53.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for any decrease in your stated death benefit due to your changing your death benefit option. There is no change to the target premium. SEE SURRENDER CHARGE, PAGE 55.

Death benefit option 2 is not available during the continuation of coverage period. If you select this on your policy, it automatically converts to death benefit option 1 upon the policy anniversary nearest the younger insured person's 100th birth date.

ENHANCED DEATH BENEFIT CORRIDOR OPTION

You may elect, at any time prior to the issuance of your policy, the enhanced death benefit corridor option.

This option generally provides an opportunity for an increased death benefit on the lives of the insured people at certain ages. Under death benefit option 1 and 2 to calculate your base death benefit value, the account value is multiplied by a factor shown in Appendix A or B depending on whether or not you elect this option. The result of this calculation is the base death benefit if it exceeds the stated death benefit. Under the enhanced death benefit corridor option, we calculate the base death benefit using the factors shown on Appendix B-Enhanced. SEE DEATH BENEFIT OPTIONS, PAGE 28.

There is no separate charge for this feature. However, the same account value may generate a higher base death benefit under policies with this option than on policies not electing the option. Cost of insurance charges are based on the net amount at risk, which is the difference between the account value and the base death benefit. Therefore, as a result of the increased death benefit, the cost of insurance charges may be higher for policies electing this option. Your registered representative/agent can provide you with a personalized illustration to show the difference between a policy with this option and one without it. If your policy does not have sufficient account value, electing this option may have no effect on the base death benefit.

Adding this option to your policy does not affect the operation of your policy's riders, including the adjustable term insurance rider. When the base death benefit is more than the stated death benefit, transactions which reduce your account value (such as a partial withdrawal) also reduce the death benefit. The dollar reduction to the death benefit under these circumstances is greater for policies with the enhancement option than on those without the option.

Once elected, this option cannot be deleted from your policy. You may lose the benefit of this option if your account value falls below the minimum level needed to keep it in effect. Once elected, this option continues as long as coverage on the original insured people continues.

CHANGES IN DEATH BENEFIT AMOUNTS

You may want to increase the target or stated death benefit under your policy. You may do this while your policy is in force and before the policy anniversary when the joint equivalent age of the insured people is 85.

Contact our customer service center to request an increase or decrease in your policy death benefit. The request is effective as of the next monthly processing date after we receive your request and approve it, unless there are underwriting or other requirements which must be met before your request

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Variable Survivorship                 29
is effective. Any requested change in your coverage must be for at least $1,000.

After we approve your request, we will send you a new schedule page for your policy which includes the:
     o   stated death benefit;
     o   benefit under applicable riders;
     o   guaranteed cost of insurance rates of each segment;
     o   new surrender charge; and
     o   target death benefit schedule.

Keep the new schedule with your policy. We may ask you to send your policy to us so that we can note the change in your schedule.

We may not approve a requested change because it will disqualify your policy as life insurance under the applicable federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. SEE TAX CONSIDERATIONS, PAGE 57.

If your policy does not have an adjustable term insurance rider, your stated death benefit may be no less than $250,000. If you choose to have an adjustable term insurance rider, your stated death benefit may be as low as $100,000 as long as your target death benefit is at least $250,000.

There may be tax consequences as a result of a decrease in your death benefit, as well as a possible surrender charge. SEE TAX STATUS OF THE POLICY, PAGE 57 AND MODIFIED ENDOWMENT CONTRACTS, PAGE 58.

Requested reductions in the death benefit will first be applied to decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide subsequent decreases in stated death benefit among your benefit segments pro rata unless state law requires differently. You must provide satisfactory evidence that the insured people are still insurable in order to increase your death benefit.

Unless you tell us differently, we assume any request you make for an increase in your target death benefit is also a request for an increase to the stated death benefit. Thus, the amount of your adjustable term insurance rider will not change.

You may change the target death benefit only once in a policy year.

The initial, or first segment, is the stated death benefit on the effective date of the policy. An increase in the stated death benefit (other than one caused by an option change) will cause a new segment to be created. The segment year begins on the segment effective date and ends one year later. The following may apply to each new segment:
     o a new minimum annual premium during the first five years of your policy;
     o   a new sales charge;
     o   new surrender charges;
     o   new cost of insurance charges, guaranteed and current;
     o   a new incontestability period;
     o   a new suicide exclusion period; and
     o   a new target premium.

A requested increase in your stated death benefit creates a new segment. Once we create a new segment, it is permanent unless state law requires differently. If an option change causes the stated death benefit to increase, no new segment is created. Instead, the size of each existing segment(s) is(are) changed. If it causes the stated death benefit to decrease, each segment is decreased.

To determine the applicable sales charge, premiums you pay after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit.

GUARANTEED MINIMUM DEATH BENEFIT

Usually, how long your policy remains in force depends on your policy's net cash surrender value. Your coverage lasts only as long as your net cash surrender value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan and accrued loan interest. Your account value and the length of time your policy remains in force depend on:

     1.  timing and amount of any premium payments;

     2.  the investment performance of the variable divisions;


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Variable Survivorship                 30

     3.  the interest you earn in the guaranteed interest division;

     4.  the amount of your monthly charges;

     5.  partial withdrawals you take; and

     6.  loan activity you may have.

The guaranteed minimum death benefit may only be put in force at the issue of your policy. This option extends the period that your policy's stated death benefit remains in effect even if the variable divisions have poor investment performance. It has a guarantee period that lasts until the policy anniversary nearest the younger insured person's 100th birth date, so long as you have met all requirements.

The guaranteed minimum death benefit coverage does not apply to any riders, including the adjustable term insurance rider. Therefore, if your net cash surrender value is not enough to pay the deductions as they come due on your policy and if your policy is no longer in the special continuation period, only the stated death benefit portion of your coverage is guaranteed to stay in force. All riders will end.

The guaranteed minimum death benefit feature is not available in some states.

If you choose the guaranteed minimum death benefit feature, we currently charge the guaranteed rate of $0.005 per $1,000 of your stated death benefit each month during the guarantee period.

REQUIREMENTS TO MAINTAIN THE GUARANTEE PERIOD

To qualify for the guaranteed minimum death benefit you must pay an annual premium higher than the minimum annual premium. This higher premium is called the guarantee period annual premium. The guarantee period monthly premium is equal to one-twelfth of the guarantee period annual premium. Your net account value must also meet certain diversification requirements.

Your guarantee period annual premium depends on:
     o   your policy's stated death benefit;
     o each insured person's age, gender, premium class and underwriting characteristics;
     o   the death benefit option you chose;
     o   additional rider coverage on your policy; and
     o   other additional benefits on your policy.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:
     o   actual premiums paid; minus
     o   the amount of any partial withdrawals you make; minus
     o policy loans you take with accrued loan interest. This amount must equal or exceed;
     o the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases. If your policy fails to meet this test on any monthly processing date, the guarantee period ends, and thus the guaranteed minimum death benefit lapses.

The guarantee period ends if your net account value on any monthly processing date is not diversified as follows:

     1. you must invest your net account value in at least five investment divisions; and

     2. you may invest no more than 35% of your net account value in any one division.

Your policy will continue to meet the diversification requirements if:

     1. you have automatic rebalancing and you meet the two diversification tests listed above; or

     2. you have dollar cost averaging which results in transfers into at least four additional investment divisions with no more than 35% of any transfer directed to any one division.

SEE DOLLAR COST AVERAGING, PAGE 38, AND AUTOMATIC REBALANCING, PAGE 38.

If you fail to satisfy either the premium test or the diversification test and you do not correct it, this feature terminates. If you choose the guaranteed minimum death benefit, you must make sure your policy satisfies the premium test and diversification test. Once it terminates, you cannot reinstate the guaranteed minimum death benefit

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Variable Survivorship                 31
feature. The guaranteed period annual premium then no longer applies to your policy.


ADDITIONAL BENEFITS

Your policy may include additional benefits, which we attach by rider. A rider changes benefits under your policy and may or may not add an additional cost to your policy. If applicable, we deduct a monthly charge from your account value for each rider you choose. You may cancel these rider benefits at any time. If you choose any of these benefits your policy will include the details. Not all riders are available for all policies. You may schedule your term rider coverage to increase or decrease at issue. If you want to increase your scheduled benefits after issue of your rider, new guidelines may apply. Scheduled benefits are the kind and amount of benefits you choose under your policy over a stated period of time.

Periodically we may offer other riders than those listed here. You should contact your registered representative for a complete list of the riders now available.

SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 58, FOR INFORMATION ON THE POSSIBLE TAX EFFECTS OF ADDING OR CANCELING THESE BENEFITS.

ADJUSTABLE TERM INSURANCE RIDER

You may increase your death proceeds by adding an adjustable term insurance rider. The amount we pay is the term death benefit in force at the time of the second death of the two people. As the name suggests, the adjustable term insurance rider adjusts over time.

You specify a target death benefit when you apply for this rider. The target death benefit can be level or can be scheduled to change at the beginning of any policy year. We generally restrict your target death benefit to an amount not more than four times your stated death benefit at issue. Under certain circumstances, we will be willing to allow you to specify a target death benefit of up to eight times your stated death benefit during the first four policy years. After this four-year period, the normal target death benefit maximum would apply.

The death benefit for the adjustable term insurance rider is the difference between your total death benefit and your base death benefit. The death benefit automatically adjusts daily as your base death benefit changes. Total death benefit depends on which death benefit option is in effect:

     OPTION 1: If option 1 is in effect, the total death benefit is the greater of:

                  a.  the target death benefit, or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

     OPTION 2: If option 2 is in effect, the total death benefit is the greater of:

                  a.  the target death benefit plus the account value; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit increases as a result of an increase in your account value. The adjustable term insurance rider adjusts to provide death proceeds equal to your total death benefit in each year:


  Base Death   Total Death        Adjustable Term
   Benefit       Benefit      Insurance Rider Amount
   -------       -------      ----------------------

  $201,500      $250,000             $48,500
   202,500       250,000              47,500
   202,250       250,000              47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance would be zero.

The adjustable term insurance can never be less than zero. Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit is reduced below your target death benefit, the adjustable term insurance rider amount reappears to maintain the total death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 29.


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We may deny any future, scheduled increases to your target death benefit if you cancel a scheduled change, or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to death benefit option 2, and base decreases may reduce the amount of your target death benefit. SEE PARTIAL WITHDRAWALS, PAGE 41 AND CHANGES IN DEATH BENEFIT OPTIONS, PAGE 28.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They will be based on the issue ages, genders and premium classes of the insured people, as well as the length of time since your policy date. The monthly guaranteed maximum cost of insurance rates for this rider will be in the policy. SEE COST OF INSURANCE CHARGE, PAGE 53.

There are no sales or surrender charges for this coverage. This means that an increase in your target death benefit which does not increase your stated death benefit does not increase the total surrender charge for your policy. Further, a decrease in your adjustable term insurance rider coverage does not cause a surrender charge to be assessed. If the target death benefit schedule is increased by you after the rider is issued, we use the same rates for the entire coverage for this rider. These rates are based on the original premium classes even though satisfactory new evidence of insurability is given to us for the increased schedule.

SINGLE LIFE TERM RIDER

This rider provides a benefit upon the death of one of the primary insured people under your policy. You may choose to add a single life term rider to just one insured person; or, you may add two single life term riders: one for each insured person under your policy. You may add this rider when your policy is issued or at a later time. The insured person must be insurable according to our rules.

We will issue the single life term rider for an insured person who is age 85 or younger. Coverage may continue under this rider until the earlier of when:

     o   the insured person covered by this rider reaches age 100;
     o   the continuation of coverage provision becomes effective; and
     o the insured person covered by this rider dies. SEE CONTINUATION OF COVERAGE, PAGE 35.

The minimum amount of coverage for each single life term rider is $1,000. The maximum coverage for an insured person under this rider is subject to our underwriting determinations. We can schedule the death benefit for your single life term rider when we issue it. You may increase or decrease coverage under this rider.

Your request for an increase or decrease in coverage is effective as of the next monthly processing date after we approve your request, unless there are underwriting or other requirements which must be met before your request is effective. Any requested change in your coverage must be for at least $1,000. If you schedule or request an increase after issue, the insured person under this rider will again be subject to our underwriting requirements. The charge for this rider is based on the age, gender, premium class, and underwriting characteristics of the insured person covered by this rider.

The charge for this rider is deducted on each monthly processing date. It is charged as a cost per each $1,000 of the net amount at risk under this rider. See the schedule pages attached to your policy for information on your actual cost. There are no surrender charges for decreases in the amount of coverage under the single life term rider.


SPECIAL FEATURES

POLICY MATURITY

You can surrender your policy at anytime. At the policy anniversary nearest the younger insured person's 100th birth date if you do not want the continuation of coverage feature, you may surrender the policy for the net account value. Your policy then ends. Some part of this payment may be taxable. You should consult your tax adviser.

POLICY SPLIT OPTION

Under certain circumstances, you may exchange your policy for a single life insurance policy on each person insured under your policy. You do not need to provide evidence of insurability on either insured person to make this exchange if there is no overall

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Variable Survivorship                 33
increase in death benefit amounts, and neither single life policy coverage is greater than 50% of the original death benefit.

On the effective date of the exchange, the available death benefit under your policy will be divided between the two single life insurance policies. The maximum amount you may allocate to each single life policy without underwriting is 50% of your available death benefit amount. The sum of the face amounts for the two single life insurance policies may not be more than the total death benefit amount under your original policy. You are not required to use the maximum death benefit amount available for either insured person.

You may split your policy to provide coverage of more than 50% of the total death benefit under your original policy for one insured person. To do so, you must provide proof that the insured person is insurable at the time of the policy split. For coverage of 50% or less of the total death benefit under your original policy, you do not need to provide proof of insurability.

Unless state law requires otherwise, you may use the policy split option if:
     a) there is a final divorce decree regarding the marriage of the two insured people;
     b) there is a change to the federal estate tax law which results in either:
         i)   removal of the unlimited marital deduction provision; or
         ii) a reduction in the current maximum federal estate tax of at least a 50% reduction after your policy date; or
     c) there is a dissolution of business carried on or owned by the two insured people.

You must send us written notice of your election to split your policy under the policy split option within 180 days of the occurrence of these stated events. You must provide satisfactory evidence that the contingent event has occurred.

The effective date of the exchange is the first monthly processing date after we have approved your policy exchange. The insurance under the two individual life insurance policies will start on the effective date of your exchange only if both insured people are alive on that date. The new single life insurance policies will not provide insurance coverage until that time. If either insured person is not alive on that date, your exchange is void.

All terms and conditions under the new policies apply once your policy is split. Consult your new single life insurance policies upon split.

The premiums under each new policy will be based on each insured person's age, gender and premium class at the time of the split of your policy. Premiums will be due for each new policy under the terms of the new policy as of the effective date of the exchange. The surrender value of the old policies will be allocated to the new policies on the effective date of the exchange in the same proportion that the face amount was divided between the two single life insurance policies, unless we agree to a different allocation. If this allocation would cause an increase in the face amount of either new single life insurance policy, we may limit the amount of surrender value you may apply to each new policy. Any remaining surrender value will be paid to you in cash, and may be taxable.

Any loan on your policy will be divided and transferred to each new single life insurance policy in the same proportion as your cash value is allocated. Any remaining outstanding loan balance must be paid in cash before the effective date of the exchange. Any person or entity to which you have assigned your policy must agree to the exchange. Any assignment of your policy will apply to each new single life insurance policy.

If you have a single life term insurance rider on your policy at the date of the policy split, you may have a term insurance rider insuring the same insured person if such a rider is available on the new policy. Any other riders on new policies are subject to the availability of the riders under the new policy and new proof of insurability of the insured people.

Your right to split your policy into two single life insurance policies ends on the earliest of:
     a) the policy anniversary nearest the younger insured person's 100th birth date; or
     b)  the first death of the insured people;
     c)  the end of your policy grace period; or
     d)  the termination or surrender of your policy.

Exercising the policy split option may be treated as a taxable transaction. Moreover, the two single life insurance policies that result from a policy split could be treated as a Modified endowment contract. SEE TAX CONSIDERATIONS, PAGE
57. You should consult a tax adviser when exercising the policy split option.


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Variable Survivorship                 34

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RIGHT TO EXCHANGE POLICY

During the first 24 months after your policy date, you have the right to exchange your policy to a guaranteed policy, unless state law requires differently. To do this, we transfer the amount you have in the variable divisions to the guaranteed interest division. We allocate all of your future net premiums only to the guaranteed interest division. We do not allow any future payments or transfers to the variable divisions when you exercise this right.

We will not charge you for the transfer to make this exchange. SEE THE GUARANTEED INTEREST DIVISION, PAGE 22.

CONTINUATION OF COVERAGE

The continuation of coverage feature allows insurance coverage to continue in force beyond the policy anniversary nearest the younger insured person's 100th birth date. If you choose to allow the continuation of coverage feature to become effective, we:
     o transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division;
     o charge a one-time $400 administrative fee to your policy to cover future expenses;
     o   terminate all riders;
     o convert death benefit option 2 to death benefit option 1, if applicable; and
     o terminate investment features such as dollar cost averaging and automatic rebalancing.

At the policy anniversary nearest the younger insured person's 100th birth date, if you have then in effect, an adjustable term insurance rider, the target death benefit becomes the stated death benefit. All riders, including the adjustable term insurance rider, then terminate. If you have no adjustable term insurance rider coverage, your stated death benefit is unchanged. You may make no further premium payments.

Your insurance coverage continues in force until the second death of the insured people, unless the policy lapses or is surrendered. However, we deduct no further cost of insurance charges. Your monthly deductions also cease when continuation of coverage begins. SEE CONTINUATION OF COVERAGE ADMINISTRATIVE FEE, PAGE 54.

Your net account value may not be transferred into the variable divisions after the policy anniversary nearest the younger insured person's 100th birth date. During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy. If we are paying a persistency refund on the guaranteed interest division, and your policy is in the continuation of coverage period, we credit you with the persistency refund. SEE PERSISTENCY REFUND, PAGE 55.

If you have outstanding policy loans, interest continues to accrue. If you fail to make sufficient loan payments or loan interest payments, it is possible that the loan plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid this, you may repay loans and make loan interest payments during the continuation of coverage period. However, we will not accept any additional premium payments.

If you wish to stop coverage after the continuation of coverage feature begins, you may surrender your policy and receive the net account value. There is no surrender charge after the policy anniversary nearest the younger insured person's 100th birth date. All normal consequences of surrender apply. SEE SURRENDER, PAGE 44, AND SURRENDER CHARGE, PAGE 55.

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond the younger insured's person's 100th birth date are uncertain. You should consult a tax adviser as to those consequences.


POLICY VALUES

ACCOUNT VALUE

Your account value is the total amount you have in the guaranteed interest division, the variable divisions, and the loan division. Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o   partial withdrawals;
     o   investment performance of the variable divisions;
     o interest earned on the amount you have in the guaranteed interest division; and
     o   interest earned on the amounts you have in the loan division.


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Variable Survivorship                 35

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NET ACCOUNT VALUE

Your policy's net account value is your account value minus the amount of your outstanding policy loans and accrued loan interest.

CASH SURRENDER VALUE

Your cash surrender value is your account value minus any surrender charge.

NET CASH SURRENDER VALUE

Your net cash surrender value is your cash surrender value minus the amount of your outstanding policy loans and accrued loan interest.

DETERMINING THE VALUE IN THE VARIABLE DIVISIONS

The amounts included in the variable divisions are measured by accumulation units and accumulation unit values.

The value of a variable division is the accumulation unit value for that division times the number of accumulation units you own in that division. Each variable division has a different accumulation unit value.

You purchase accumulation units of a division whenever you allocate premium or make transfers to that division. This includes transfers from the loan division.

We redeem accumulation units from the variable divisions:
     o   when you take a partial withdrawal;
     o when amounts are transferred from a variable division (including transfers to the loan division);
     o   for the monthly deductions from your account value;
     o   for policy transaction charges;
     o   for surrender charges;
     o   on surrender; and
     o   to pay the death benefit upon the second death of the insured people.

We calculate the number of variable division accumulation units purchased or redeemed by:

     1.  dividing the dollar amount of your transaction by:

     2. the division's accumulation unit value calculated at the close of business on the valuation date of the transaction.

The accumulation unit value is the value of an accumulation unit determined as of each valuation date. The accumulation unit value of each division varies with the investment performance of the matching portfolio. It reflects:
     o   investment income;
     o   realized and unrealized capital gains and losses;
     o   investment portfolio expenses; and
     o daily mortality and expense risk charges we take from the variable account.

SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION, PAGE 36.

The date of a transaction is the date we receive your premium, an acceptable request or other transaction request at our customer service center, so long as the date of receipt is a valuation date. Each valuation date ends at 4:00 p.m. Eastern time. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value as of the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable divisions goes up or down depending on investment performance.

For amounts in the variable divisions, there is no guaranteed minimum cash value.

HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION

We determine accumulation unit values for the variable divisions on each valuation date.

We generally set the accumulation unit value for a division at $10 on the date when the division is first opened and begins accepting amounts. After that, the accumulation unit value on any valuation date is:

     1. the accumulation unit value for the preceding valuation date multiplied by

     2. the accumulation experience factor for that division for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

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Variable Survivorship                 36

We calculate an accumulation experience factor for each investment division every valuation date as follows:

     1. We take the share value of the underlying portfolio shares in the division as reported to us by the investment portfolio managers as of the close of business on that valuation date.

     2. We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes from this amount.

     3. We divide the remaining amount by the value of the shares in the underlying investment portfolio for the variable division at the close of business on the previous valuation date.

     4. We then subtract a charge for the mortality and expense risk which we assume under your policy. The daily charge is .002055% of the accumulation unit value. This is an annual rate of .75% of the accumulation unit value. If the previous day was not a valuation date, the charge is multiplied by the additional number of days since the prior valuation date.

The result of these calculations is the accumulation experience factor for the valuation period.


TRANSFERS OF ACCOUNT VALUE

You may make up to twelve free transfers among the variable divisions, or the guaranteed interest division, in each policy year. You may not make transfers until after your free look period ends if your state requires a refund of premium during the free look period. We do not limit your number of transfers, but we charge a $25 fee for each transfer that you make after the first twelve in each policy year. We do not include transfers for automatic rebalancing or dollar cost averaging toward your twelve free transfers.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. You may not make transfers during the continuation of coverage period. Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one division or be transferred to one division as long as the total amount you transfer is at least $100. However, if the amount remaining in a variable division is less than $100 when you make a transfer request, we transfer the entire amount out of that division.

EXCESSIVE TRADING

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses. Thus, we limit excessive transfer activity.

Excessive transfers may cause:
     o   increased trading and transaction costs;
     o   disruption of planned investment strategies;
     o   forced and unplanned portfolio turnover;
     o   lost opportunity costs; and
     o the investment portfolios to have large asset swings that decrease their ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as a market timing service. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios, or to policyowners as a whole.

GUARANTEED INTEREST DIVISION TRANSFERS

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary are deemed to occur on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective as of the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division are limited to the largest of:
     o 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
     o the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
     o   $100.


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Variable Survivorship                 37

Transfers of your account value into the guaranteed interest division are not restricted.


DOLLAR COST AVERAGING

If your policy has at least $10,000 invested in either the Fidelity VIP Money Market Portfolio, or the Neuberger Berman AMT Limited Maturity Bond Portfolio, you can elect dollar cost averaging. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

DOLLAR COST AVERAGING DOES NOT ASSURE A PROFIT NOR DOES IT PROTECT YOU AGAINST A LOSS IN A DECLINING MARKET.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of an investment portfolio's shares is high. It also reduces the risk of investing too little when the price of an investment portfolio's shares is low.

Since you transfer the same dollar amount to other divisions each period, you purchase more units in a division if the unit value is low, and you purchase fewer units if the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least five days after we receive your dollar cost averaging request. Dollar cost averaging cannot begin until after the end of your free look period if your state requires refund of all premiums paid during the free look period.

With dollar cost averaging, you designate either a dollar amount, or a percentage of your account value, for automatic transfer from either the division invested in either the Fidelity VIP Money Market Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio for automatic transfer. Each period, we automatically transfer the amount you select from your chosen source division to one or more other variable divisions. You may not make transfers to or from the guaranteed interest division or the loan division under dollar cost averaging.

The minimum percentage you may transfer to any one division is 1% of the total amount you transfer to all divisions you select. You must transfer at least $100 for each dollar cost averaging transfer.

Dollar cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on the monthly processing date.

We do not count dollar cost averaging transfers toward your twelve free transfers per policy year. There is no charge for this feature.

You may have both dollar cost averaging and automatic rebalancing at the same time. The dollar cost averaging division from which your transfer will be taken cannot be included in your automatic rebalancing program.

CHANGING DOLLAR COST AVERAGING

You may change your dollar cost averaging program one time per policy year. If you have telephone privileges, you may make changes to the dollar cost averaging program by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 47.

TERMINATING DOLLAR COST AVERAGING

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least five days before the next dollar cost averaging date.

Dollar cost averaging will terminate if:

     1.  you specify a termination date; or

     2. your balance remaining in the division from which your dollar cost averaging transfers are taken reaches a dollar amount you set; or

     3. on any dollar cost averaging date, the amount in the division from which you want to make a transfer is equal to or less than the amount to be transferred. We will transfer the remaining amount and dollar cost averaging ends.


AUTOMATIC REBALANCING

Automatic rebalancing provides you with a method for maintaining a consistent approach to investing account values over time, and simplifying the process of asset allocation by dividing amounts among the investment options you have chosen.




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Variable Survivorship                 38

Transfers made for automatic rebalancing do not count toward your twelve free transfers per policy year. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the divisions to match your pre-set automatic rebalancing allocation percentages. After the transfers, the ratio of your account value in each division to your total account value for all divisions included in automatic rebalancing matches the automatic rebalancing allocation percentage for that division. This action rebalances the amounts in the investment divisions that do not match your set allocation. This happens if an investment division outperforms other divisions for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. If you do not specify, automatic rebalancing will occur quarterly.

If you choose automatic rebalancing on your policy application, the first transfer occurs on the date you select (after your free look period if your state requires return of all premiums paid during the free look period). If you elect this feature after your policy date, we process the first transaction on the date you have requested. If you requested no date, processing is on the last valuation date of the calendar quarter we receive your notice at our customer service center.

When you choose automatic rebalancing allocations, you may choose up to eighteen total investment divisions. SEE MAXIMUM NUMBER OF INVESTMENT DIVISIONS, PAGE 22.

You may have both automatic rebalancing and dollar cost averaging at the same time. The division from which your dollar cost averaging transfers are taken cannot be included in your automatic rebalancing allocating program. You may not include the loan division in your automatic rebalancing allocations.

CHANGING AUTOMATIC REBALANCING

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 37.

If you have automatic rebalancing and the guaranteed minimum death benefit and you ask for an allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you that the allocation needs to be changed and ask you for revised instructions.

TERMINATING AUTOMATIC REBALANCING

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least five days before the next automatic rebalancing date. If you have the guaranteed minimum death benefit and you terminate the automatic rebalancing feature, you still must meet the diversification requirements of your net account value for the guarantee period to continue. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 30.


POLICY LOANS

You may borrow against your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:

     1.  the total amount you borrow from your policy; plus

     2.  any policy loan interest that is capitalized when due; minus

     3.  policy loan repayments you make.

Unless state law requires differently, any new policy loan you take must be at least $100. The maximum amount you can borrow on any valuation date, unless required differently by state law, is your net cash surrender value minus the monthly deductions to your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 47.

Based on our administrative system, we may have other rules for policy loans. For example, we may

--------------------------------------------------------------------------------

Variable Survivorship                 39
require that your loan request be for a dollar amount rather than a percentage to be taken from a specific division.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.75%. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan on your policy anniversary.

If you request an additional loan, we add the amount you request to your existing outstanding policy loan. This way, there is only one loan outstanding on your policy at any time.

You may repay all or part of your policy loan at any time while your policy is in force. We assume that any payments you make, other than your scheduled premiums, are policy loan repayments. You must tell us otherwise if you want us to consider additional payments as premiums.

When you request a loan you may specify one investment division from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment division you have.

When you take a policy loan, we transfer an amount equal to your policy loan amount from the variable and the guaranteed interest divisions in the same proportion they represent of your total net account value to the loan division. We follow this same process for loan interest in the amount due at your policy anniversary. We credit the loan division with interest at an annual rate of 3%. After your tenth policy year, the loan division is credited with a persistency refund at an annual rate of 0.60%.

The loan division is part of our general account, separate from the guaranteed interest division. When we make transfers to the loan division, we redeem sufficient units of the variable divisions to cover the amount of the loan which you take from the variable account. Unless you tell us otherwise, we deduct the amount transferred from each division in the same proportion that your account value in that division has to your net account value immediately before the loan transaction. We determine the amounts in each division as of the valuation date when we receive your loan request.

Policy loans may cause your policy to lapse if your net cash surrender value is not enough to pay all deductions each month. SEE LAPSE, PAGE 42.

Any policy loans you take may have tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 58, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 58.

LOAN REPAYMENT

We transfer the amount of interest credited to the loan division for a policy year from the loan division on your policy anniversary. When you make a loan repayment, we transfer an amount equal to your repayment from the loan division up to the amount of your policy loan. Unless you tell us otherwise, we allocate these transfers among the variable divisions and the guaranteed interest division in the same proportion as your current premium allocation.

LOANS AND YOUR BENEFITS

Taking a loan decreases the amount you have in the variable divisions. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. This means that the benefits under your policy may be affected.

The loan is a first lien on your policy. This means we deduct your outstanding policy loan and accrued loan interest from the death benefit payable and the cash surrender value payable on surrender.

Failure to repay your loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. The policy lapses (FOR EXCEPTIONS, SEE SPECIAL CONTINUATION PERIOD, PAGE 21 AND GUARANTEED MINIMUM DEATH BENEFIT, PAGE 26) when the cash surrender value minus policy loans and accrued loan interest is not enough to cover your monthly deductions. If your policy lapses with a loan outstanding, you may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 58, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 58.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue. If you do not make loan payments your policy could lapse.


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Variable Survivorship                 40

If you do not repay your policy loan, we deduct the outstanding policy loan amount and accrued loan interest from the death benefits payable, or the cash surrender value payable upon surrender.


PARTIAL WITHDRAWALS

You may request a partial withdrawal on any valuation date after your first policy anniversary by contacting our customer service center. If you request partial withdrawals by telephone, the partial withdrawal must be for an amount less than $25,000 and may not cause a decrease in your death benefit; otherwise, your partial withdrawal request must be in writing. SEE TELEPHONE PRIVILEGES, PAGE 47.

You may take only one partial withdrawal per policy year. We may set rules on partial withdrawals, based on our administrative system. For example, we may require that you specify a dollar amount rather than a percentage to be taken from a specific division.

The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net cash surrender value. If you request a withdrawal of more than this maximum, we require you to surrender your policy. When you take a partial withdrawal, we deduct your withdrawal amount plus a service fee from your account value. If applicable, we deduct a surrender charge from your account value if your partial withdrawal causes a reduction in your stated death benefit. SEE CHARGES, DEDUCTIONS AND REFUNDS, PAGE 51.

Partial withdrawals may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 58 AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 58.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1

If you selected death benefit option 1, and if no more than fifteen years have passed since your policy date and the joint equivalent age of the insured people is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing the stated death benefit.

Any additional amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated death benefit or target death benefit. However, we reduce the total death benefit by at least the partial withdrawal amount because your account value is reduced.

STATED DEATH BENEFIT AND TARGET DEATH BENEFIT REDUCTIONS

Generally, we reduce the stated death benefit by the amount of the partial withdrawal. A partial withdrawal may reduce your target death benefit.

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws, if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. SEE TAX STATUS OF THE POLICY, PAGE 57.

We require a minimum stated death benefit and a minimum target death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your stated death benefit or target death benefit below this minimum. SEE GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS, PAGE 56.

PARTIAL WITHDRAWAL MECHANICS

Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable divisions in the same proportion that each division has to your net account value immediately before your withdrawal. The amount withdrawn from the guaranteed interest division may not be for more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

We will send a new schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit.

To make this change, we may ask that you return the policy to our customer service center. Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we

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Variable Survivorship                 41
receive your request. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 58, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 58.


LAPSE

Your insurance coverage continues as long as your net cash surrender value is enough to pay all deductions each month. Lapse does not apply if either the guaranteed minimum death benefit or the special continuation period is in effect and you have met all requirements. SEE SPECIAL CONTINUATION PERIOD, PAGE 24 AND GUARANTEED MINIMUM DEATH BENEFIT, PAGE 30.

If the continuation of coverage feature is active, the policy could lapse even though there are no further monthly deductions. If there is an outstanding policy loan, your policy will lapse if the loan plus the accrued interest owed is more than the account value.

GRACE PERIOD

Your policy enters the 61-day lapse grace period if, on a monthly processing date:

     1.  your net cash surrender value is zero (or less); and

     2. the five-year special continuation period has expired, or you have not paid the required special continuation period premium; and

     3. you do not have the guaranteed minimum death benefit rider or it has expired or terminated.

We notify you that the policy is in a grace period at least 30 days before the grace period ends. We provide this notice to you, or a person to whom you have assigned your policy, at the last address in our records. We notify you of the required premium payment necessary to prevent your policy from lapsing. This amount is generally the amount of past due charges, plus the amount that covers your estimated monthly policy and rider deductions for the next two months. If the second death of the insured people occurs during the grace period, we pay death proceeds to your beneficiary(ies) with reductions for policy loans, accrued loan interest and monthly deductions owed. We will send you a lapse notice if the guaranteed minimum death benefit is going to lapse. If we receive your payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we take the overdue deductions from your account balance.

If you do not pay the full amount we request within the 61-day grace period, your policy and all of its riders lapse without value. We then withdraw your remaining account balance from the variable divisions and the guaranteed interest division. We deduct amounts which you owe us, including any surrender charge and inform you that the policy has ended.

If the second death of the insured people occurs during the grace period, we pay death proceeds to your beneficiary(ies) with reductions for policy loans, accrued loan interest, and monthly deductions owed.

IF YOU HAVE THE GUARANTEED MINIMUM DEATH BENEFIT IN EFFECT

After the special continuation period has ended, and if the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net cash surrender value is not enough to cover all of the deductions from your account value on any monthly processing date. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 30.

The guaranteed minimum death benefit does not protect benefits you may have under riders attached to your policy. Nor does it protect any amount of the base death benefit which is more than the stated death benefit. These benefits lapse if on any monthly processing date, your policy net cash surrender value is not enough to pay all monthly deductions from your account value (unless your policy is in the five-year special continuation period and your account value is more than the interest due on your loan).

While the guaranteed minimum death benefit applies, we reduce your account value by monthly deductions, but not below zero. We permanently waive monthly deductions during the guarantee period which would reduce your account value below zero.

The guaranteed minimum death benefit terminates if your policy does not meet the monthly premium or diversification tests. If your guaranteed minimum death benefit terminates, the normal test for lapse then resumes. SEE REQUIREMENTS TO MAINTAIN THE GUARANTEE PERIOD, PAGE 31.

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Variable Survivorship                 42

                                  LAPSE SUMMARY


                SPECIAL CONTINUATION PERIOD                              GUARANTEED MINIMUM DEATH BENEFIT
=========================================================   ===========================================================
       IF YOU MEET THE           IF YOU DO NOT MEET THE            IF YOU MEET THE           IF YOU DO NOT MEET THE
        REQUIREMENTS                  REQUIREMENTS                  REQUIREMENTS                  REQUIREMENTS
Your policy does not          Your policy enters the        Your policy does not          Your policy enters the
lapse if you do not have      grace period if your net      lapse if you do not have      grace period if your net
enough net cash               cash surrender value is       enough net cash               cash surrender value is
surrender value to pay the    not enough to pay the         surrender value to pay the    not enough to pay the
monthly charges.  The         monthly charges, or if        monthly charges.              monthly charges, or if
charges are delayed until     your loan plus accrued        However, if you have any      your loan plus accrued loan
the earlier of: 1) the date   loan interest is more         riders, they lapse after the  interest is more than your
you have enough net account   than your cash surrender      grace period and only         cash surrender value.  If
surrender value to cover      value.  If you do not pay     your base coverage            you do not pay enough
the monthly charge, or 2)     enough premium to cover       remains in force.             premium to cover the past
until the end of the          the past due monthly charges  Charges for your base         due monthly charges and
special continuation          and interest due, plus the    coverage are then             interest due, plus the
period.                       monthly charges and           deducted each month to        monthly charges and
                              interest due through the      the extent that there is      interest due through the
                              end of the grace period       sufficient net account        end of the grace period
                              (at the end of the            value to pay these            (at the end of the
                              following two months),        charges. If there is not      following two months),
                              your policy lapses.           sufficient net account        your policy lapses.
                                                            value to pay a charge, it is
                                                            permanently waived.


REINSTATEMENT

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years after the grace period ends.

Unless state law requires differently, we will reinstate your policy and riders if:

     1.  you have not surrendered your policy for its net cash surrender value;

     2. you provide satisfactory evidence to us that both insured people are alive and that each insured person (and any people insured under your riders) is still insurable according to our normal rules of underwriting for your type of policy; and

     3. we receive enough premium from you to keep your policy and its riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

If one insured person has either died or has become uninsurable since your policy date, when your policy lapses, we will not reinstate your policy. If one insured person was uninsurable at the issue of your policy and remains uninsurable, we will review underwriting requirements applicable to each insured person at the time of reinstatement to determine whether your policy may be reinstated. Each surviving insured person may apply for individual insurance coverage at that point with proof of insurability.

Reinstatement is effective as of the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we also reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of

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Variable Survivorship                 43
lapse. The cost of insurance charges in effect at the time of reinstatement for the age of each insured person are adjusted to reflect the time since the lapse.

We apply the net premiums received after reinstatement according to the premium allocation instructions in effect at the start of the grace period, unless you tell us otherwise.


SURRENDER

You may surrender your policy for its net cash surrender value any time before the second death of the insured people. You do this by sending a written request and your policy or a lost policy form to our customer service center.

Your policy net cash surrender value is your cash surrender value, minus policy loans you have taken including accrued loan interest.

We compute your net cash surrender value as of the valuation date we receive your surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

We do not pro-rate or add back charges and expenses deducted from your account value which we deducted on the monthly anniversary before the date your surrender is processed. If you surrender your policy during the first nine policy years or segment years we deduct a surrender charge from your net account value. If you surrender your policy during the early policy years, you may have little or no net cash surrender value. SEE SURRENDER CHARGE, PAGE 55.

A surrender of your policy may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 58, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 58.


GENERAL POLICY PROVISIONS

FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD

You have the right to examine your policy. If for any reason you do not want it, you may return your policy to us or your registered representative within the period shown in the policy. If you return your policy to us within your state's specified time limit, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined under state law.

Generally, there are two types of free look refunds. Some states require a return of all premiums paid while others permit payment of the account value plus a refund of all charges deducted. Your policy will specify what free look refund applies in your state. The type of free look refund allowed in your state will affect when your initial net premium and any additional net premiums we receive from you before the end of the free look period are invested into the variable divisions you selected.

Your state may require us to return the premiums you have paid if you cancel your policy during the free look period. In this case, that portion of your initial net premium and any net premium we receive from you during the free look period that you have allocated to the variable divisions will then be held in the division investing in the Fidelity Money Market Portfolio for 15 days after we issue your policy (five days deemed delivery time plus a typical free look period of 10 days), unless state law requires otherwise, if:
     o   you made a premium payment before we issued your policy; and
     o   you have provided all information and documents we have requested.

At the end of 15 days, your account value will be allocated among your chosen variable divisions, based on your most recent premium allocation instructions.

Your state may require us to return your account value plus a refund of all charges deducted during the free look period. In this case, that portion of your initial net premium that you have allocated to the variable divisions will then be invested according to your most recent premium allocation instructions on the date we issue your policy if:
     o   you made a premium payment before we issued your policy; and
     o   you have provided all information and documents we have requested.

Amounts you allocated to the guaranteed interest division will be invested into that division when we issue your policy if you have made a premium

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Variable Survivorship                 44
payment and have no outstanding information or document requests from us. Once we have applied your net premium to your selected investment divisions, you may transfer funds between investment divisions and activate policy investment features such as automatic rebalancing or dollar cost averaging.

YOUR POLICY

The entire contract between you and us is the combination of:
     o   your policy;
     o a copy of your original application and any applications for benefit increases or decreases;
     o   all of your riders;
     o   endorsements;
     o   schedule pages; and
     o   reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new schedules. If you send us your policy, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change the terms or conditions of your policy.

AGE

We issue your policy at the joint equivalent age of the insured people stated in your policy schedule. The joint equivalent age of the insured people is based on the sum of both insured people's ages adjusted for the difference in ages and gender, divided by two and rounded up.

The younger insured person's 100th birth date is the 100th anniversary of the younger insured person's birth regardless if he/she has survived. The policy anniversary nearest to this date is the date used for policy purposes.

The insured people must each be less than 90 years of age at policy issue. The maximum joint equivalent age of the insured people must be no more than 85. There is no limit to the difference in the insured people's ages. Age is measured as the age of the insured person on the birth date nearest the policy anniversary.

To process joint life insurance, we use the joint equivalent age to calculate rates, charges and values. We determine the joint equivalent age at any given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

OWNERSHIP

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive the benefits until the second death of the insured people. This includes the right to change the owner, beneficiaries, or method to pay proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

BENEFICIARY(IES)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives both of the insured people receives the death proceeds. Other surviving beneficiary(ies) receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives both insured people, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived both insured people, we pay the death proceeds to you or to your estate, as owner.

Once you tell us who the beneficiary(ies) is/are, we keep this information on file. You may name a new beneficiary(ies) any time before the second death of the insured people. We pay the death proceeds to the most recent beneficiary(ies) whom you have most recently named and which we have on record. We do not make multiple payments.

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Variable Survivorship                 45

COLLATERAL ASSIGNMENT

You may assign your policy as security by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) were made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

INCONTESTABILITY

After your policy has been in force while both insured people are alive for two years from your policy date, we will not question the validity of the statements in your application. After your policy has been in force while both insured people are alive for two years from the effective date of any new segment or from the effective date of an increase in any other benefit, we will not contest the statements in your application for the new segment or other increase.

After this policy has been in force while both insured people are alive for two years from the effective date of any reinstatement, we will not contest the statements in your application for reinstatement.

MISSTATEMENTS OF AGE OR GENDER

If either insured person's age or gender has been misstated, we adjust the death benefit. We adjust death benefits to the amount which would have been purchased for each insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the second death of the insured people, or as otherwise required by state law.

SUICIDE

If either insured person commits suicide, while that insured person is sane or insane within two years of your policy date, unless otherwise required by state law, we limit death benefits payable in one sum to:

     1.  the total of all premiums paid to the time of death; minus

     2.  the amount of outstanding policy loans and accrued loan interest; minus

     3.  any partial withdrawals you have taken

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the second death of the insured people is due to suicide, while that insured person is sane or insane within two years of the effective date of a new segment, or within two years of an increase in any other benefit, unless otherwise required by state law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

TRANSACTION PROCESSING

Generally, within seven days of when we receive all information required to process a payment, we pay:
     o   death proceeds;
     o   net cash surrender value upon surrender;
     o   partial withdrawals; and
     o   loan proceeds.

We may delay processing these transactions if:
     o   the NYSE is closed for trading;
     o   trading on the NYSE is restricted by the SEC;
     o there is an emergency so that it is not reasonably possible to sell securities in the variable divisions or to determine the value of an investment division's assets; or
     o a governmental body with jurisdiction over the separate account allows suspension by its order.

Any SEC rules and regulations that apply determine whether or not these conditions exist.

We execute transfers among the variable divisions as of the valuation date of our receipt of your request at our customer service center.

We determine death proceeds as of the date of the second death of the insured people. The death proceeds are not affected by changes in the value of the variable divisions after the second death of the insured people. We pay interest at our stated rate (or at a higher rate if required by law) from the date of the second death of the insured people to the date of payment.

We may delay payment from our guaranteed interest division for up to six months, unless state law requires otherwise, of:
     o   surrender proceeds;
     o   withdrawal amounts; or
     o   loan amounts.

We pay interest at our declared rate (or at a higher rate if required by law) from the date we receive the request if we delay payment more than 30 calendar days.

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Variable Survivorship                 46

NOTIFICATION AND CLAIMS PROCEDURES

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy change, or at the time of surrender.

If an insured person dies while your policy is in force, please let us or your registered representative know as soon as possible. We will immediately send you instructions on how to make a claim upon the second death of the insured people, or at either insured person's death if you have a single life term rider. As proof of a deceased insured person's death, we may require you to provide proof of the deceased insured person's age, and a certified copy of the deceased insured person's death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

TELEPHONE PRIVILEGES

Telephone privileges are automatically provided to you and your agent or registered representative, unless you tell us otherwise. If you do not wish to have this feature, decline it on the application or contact our customer service center. Telephone privileges allow you or your agent or registered representative, if applicable, to call our customer service center to:
     o   make transfers;
     o   change premium allocations;
     o change features in your dollar cost averaging and automatic rebalancing programs;
     o   request partial withdrawals; or
     o   request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

     1.  requiring some form of personal identification;

     2.  providing written confirmation of any transactions; and

     3.  tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls to us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

NON-PARTICIPATION

Your policy does not participate in the surplus earnings of Security Life.

DISTRIBUTION OF THE POLICIES

The principal underwriter (distributor) for our policies is ING America Equities, Inc. ING America Equities, Inc. is a wholly owned subsidiary of Security Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.

We sell our policies through registered representatives of other broker-dealers including, but not limited to:

     1. VESTAX Securities Corporation, a subsidiary of ING America Insurance Holdings, Inc.;

     2. Locust Street Securities, Inc., an affiliate of Security Life of Denver Insurance Company;

     3. Multi-Financial Services, Inc., an affiliate of Security Life of Denver Insurance Company; and

     4. IFG Network Securities, Inc., a subsidiary of Investors Financial Group, Inc., which is a subsidiary of ING America Insurance Holdings, Inc.

These broker-dealers have entered into selling agreements with us. They are registered with the SEC and the NASD.

Under these selling agreements, we pay a distribution allowance to other broker-dealers, who then pay commissions to the registered representative who sells this policy. The distribution allowance may be

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Variable Survivorship                 47
up to 90% of the first target premium that you pay. For premiums that you pay over your first target premium, the distribution allowance may be up to 5% in policy years one through five, and up to 2% after the fifth policy year.

Broker-dealers may receive annual renewal payments of up to 0.2% of the net account value in policy years five through twenty.

Compensation arrangements vary among broker-dealers and depend on particular circumstances. In addition to the above-described compensation, we may pay:
     o   override payments;
     o   expense allowances;
     o   bonuses;
     o   special marketing fees;
     o   wholesaler fees and marketing allowances; and
     o   training allowances.

Under our sales incentive programs, as permitted by law, registered representatives may receive other compensation such as:
     o   expense-paid trips;
     o   expense-paid educational seminars; and
     o   merchandise.

We pay all distribution and other allowances from our own resources which includes sales charges deducted from premiums and surrender charges.

ADVERTISING PRACTICES AND SALES LITERATURE

We may use advertisements and sales literature to promote this product, including:
     o articles on variable life insurance and other information published in business or financial publications;
     o   indices or rankings of investment securities; and
     o comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment divisions. But past performance is not indicative of future performance of the investment divisions or the policies and is not reflective of the actual investment experience of individual policyowners.

We may feature certain investment divisions and their managers, as well as describe asset levels and sales volumes for our products. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

SETTLEMENT PROVISIONS

You may elect to have the beneficiary(ies) receive the death proceeds other than in one payment. If you make this election, you must do so before the second death of the insured people. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the second death of the insured people.

You may take your net cash surrender value in other than one payment.

The investment performance of the variable divisions does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. A periodic payment must be at least $20. Currently, these alternate payment options are available if the proceeds are $2,000 or more.


Option I:    PAYOUTS FOR A DESIGNATED PERIOD: Payout payments may be made on a monthly, quarterly, semi-annual, or annual basis.

             These payments may last for a period from five to thirty years. The installment dollar amounts are equal except for any excess interest. Settlement Option Table I in your policy shows the amount of the first monthly payout for each $1,000 of account value applied.


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Variable Survivorship                 48

Option II:   LIFE INCOME WITH PAYOUTS GUARANTEED FOR A DESIGNATED PERIOD:
             Payout payments may be made on a monthly, quarterly, semi-annual, or annual basis.

             We make these payments throughout the lifetime of the person receiving the payment, or if longer for guaranteed periods of five, ten, fifteen, or twenty years. You may choose the length of time to receive the guaranteed payments. If you choose a longer guaranteed period, this will decrease the amount of your periodic payments.

             The installment dollar amounts are equal except for any excess interest. The Settlement Option Table II in your policy shows the amount of the first monthly payout for each $1,000 of account value applied. This option is available only for the ages shown in this table.

Option III:  HOLD AT INTEREST:  Amounts may be left on deposit with us to be paid at the death of the person you choose to receive the payment, or at a chosen earlier date. We will pay interest at our declared rate on any unpaid balance (or at a higher rate if required by law). You may choose interest to be accumulated or be paid on a monthly, quarterly, semi-annual, or annual basis.
             You may not leave money on deposit for more than 30 years.

Option IV:   PAYOUTS OF A DESIGNATED AMOUNT: Payouts will be made until proceeds, including interest, are exhausted. Interest is at a rate we declare (or at a higher rate as required by law). Payout payment choices are on a monthly, quarterly, semi-annual, or annual basis.

Option V:    OTHER: You, as owner, may ask us to apply money under any options we offer at the time we pay the benefit.

The beneficiary(ies) or other person (successor to the beneficiary(ies)) who has the right to receive payments may name someone else to receive amounts that we would otherwise pay to the beneficiary's(ies') estate if he/she/they die(s). The person who has the right to receive payment may name another person, at any time. Designating another person to receive payment may have income, gift or estate tax consequences. Consult a professional tax adviser before making this designation.

We must approve an arrangement that involves someone who is to receive payment who is not a human being (for example, a corporation). We must approve a situation involving a person who is to receive payment while acting on behalf of another, called a fiduciary. We base the details of all arrangements on our rules at the time the arrangements are effective. This includes rules on the:
     o   minimum amount we pay under an option;
     o   minimum amounts for installment payments;
     o   withdrawal rights;
     o right to receive payments over time, which we may offer as a lump sum payment;
     o naming of people who have the right to receive payment and their successors; and
     o   proof of age and survival.


ADMINISTRATIVE INFORMATION ABOUT THE POLICY

VOTING PRIVILEGES

We invest the variable divisions' assets in shares of investment portfolios. We are the legal owner of the shares held in the variable account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus, or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your account value.

We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio's shares have the right to one vote. The votes of all investment portfolios are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.


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Variable Survivorship                 49

Examples of issues that require a portfolio-by-portfolio vote are:

     1. changes in the fundamental investment policy of a particular investment portfolio; or

     2.  approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies, and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations, or their interpretations change to allow this.

You may only instruct us on matters relating to the investment portfolios corresponding to divisions in which you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each division that we attribute to your policy by dividing your account value allocated to that division by the net asset value of one share of the matching investment portfolio.

MATERIAL CONFLICTS

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:
     o   state insurance law or federal income tax law changes;
     o   investment management of an investment portfolio changes; or
     o voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or between certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require us, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable divisions. We cast votes credited to amounts in the variable divisions, but not credited to policies in the same proportion as votes cast by owners.

RIGHT TO CHANGE OPERATIONS

Subject to state limitations, we may from time to time make any of the following changes to our separate account:

     1.  Change the investment objective.

     2. Offer additional divisions which will invest in portfolios we find appropriate for policies we issue.

     3.  Eliminate variable divisions.

     4.  Combine two or more variable divisions.

     5. Substitute a new investment portfolio for a portfolio in which the division currently invests. A substitution may become necessary if, in our judgment:
         o    a portfolio no longer suits the purposes of your policy;
         o    there is a change in laws or regulations;
         o there is a change in a portfolio's investment objectives or restrictions;
         o    the portfolio is no longer available for investment; or
         o    another reason we deem a substitution is appropriate.

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Variable Survivorship                 50

     6. Transfer assets related to your policy class to another separate account.

     7.  Withdraw the separate account from registration under the 1940 Act.

     8. Operate the separate account as a management investment company under the 1940 Act.

     9. Cause one or more divisions to invest in a mutual fund other than, or in addition to, the investment portfolios.

     10. Stop selling these policies.

     11. End any employer or plan trustee agreement with us under the agreement's terms.

     12. Limit or eliminate any voting rights for the separate account.

     13. Make any changes required by the 1940 Act, or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you then wish to transfer the amount you have in the affected division to another variable division, or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

REPORTS TO OWNERS

At the end of each policy year we send a report to you that shows:
     o your total net policy death benefit (your stated death benefit plus adjustable term insurance rider death benefit, if any);
     o   your account value;
     o   your policy loans, if any, plus accrued interest;
     o   your net cash surrender value;
     o   information about the variable divisions; and
     o your account transactions during the previous year showing net premiums, transfers, deductions, loans, or withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio to you.

We send confirmation notices to you throughout the year for certain policy transactions.


CHARGES, DEDUCTIONS AND REFUNDS

The amount of a charge may not exactly correspond to the cost incurred by us to provide the service or benefits associated with the particular policy. Many charges are not at "cost". For example, the sales charges may not cover all of the sales and distribution expenses actually incurred by us. Proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used in part to cover such expenses.


DEDUCTIONS FROM PREMIUMS

We consider any payment we receive to be a premium if the policy anniversary nearest the younger insured person's 100th birth date has not occurred and you do not have an outstanding loan. After we deduct certain expenses from your premium payment, we add the remaining net premium to your account value.

TAX CHARGES

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0.5% to 5% with some states not imposing these types of taxes. We currently deduct an amount equal to 2.5% of each premium payment you make to cover these taxes. The 2.5% rate approximates the average tax rate we expect to pay in all states.

We also currently deduct an amount equal to 1.5% of each premium payment you make to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premiums we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

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Variable Survivorship                 51

SALES CHARGE

We deduct a percentage from each of your premium payments to compensate us for the costs we incur in selling the policies. We base the percentage on the time expired since your policy date or addition of a segment and on your premium up to and above a target premium:


                           Sales Charge Percentage
                           -----------------------
                      Up to Segment       Above Segment
   Segment               Target              Target
     Year                Premium             Premium
     ----                -------             -------

    1 - 5                 5.5%                 2%
     6 +                   2%                  2%

We determine the target premium for each policy based on the insured people's ages, genders, ratings and your stated death benefit. Your schedule page shows the target premium for your policy.

For example, if this policy is issued to insure a male, age 85 who is uninsurable, and a female, age 85 who is insurable but in a substandard underwriting rating class, the target premium for sales charge purposes is $66 for each $1,000 of stated death benefit. We believe this amount represents the maximum target premium; although most policies we issue will have a much lower target premium. SEE SURRENDER CHARGE, PAGE 55 AND ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 61.

The sales charge covers the costs of distribution, preparing our sales literature, promotional expenses, and other direct and indirect expenses. The amount charged is not specifically related to sales expenses in a particular year.

We may reduce or waive the sales charge for certain group or sponsored arrangements or for corporate purchasers.

To determine your applicable sales charge, premiums you pay after an increase in stated death benefit are allocated to your policy segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments.


DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

We deduct a charge each day for the mortality and expense risks we assume. This charge is 0.002055% per day of the amount you have in the variable divisions. This is an annual rate of 0.75%. The mortality risk we assume is that insured people, as a group, may live less time than we estimated. We assume risk that expenses we incur in issuing and administering the policies and in operating the variable divisions are greater than the amount we estimated when we set these charges.

The mortality and expense risk charge does not apply to your account value which is invested in the guaranteed interest division or the loan division.


MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct charges from your account value on each monthly processing date. On or before November 1, 1999, we will make available to you the option to designate a single withdrawal investment division from which we will take your monthly deductions. You may designate a withdrawal investment division at policy application or at a later time. You may choose to have us withdraw the monthly deduction from the guaranteed interest division or the variable divisions in which you have amounts. You may not use the loan division as your designated withdrawal investment division from which to deduct monthly deductions.

If you do not choose a withdrawal investment division from which to deduct monthly deductions, or if the amount you have in your designated withdrawal investment division is not enough to cover the monthly deductions, these charges are taken from the variable and guaranteed interest divisions in the same proportion that your account value in each division has to your total net account value as of the monthly processing date.

If you change your designated withdrawal investment division from which monthly deductions are deducted, we may consider this a premium allocation change for which there may be a charge. SEE POLICY TRANSACTION FEES, PAGE 54.





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Variable Survivorship                 52

                                 DIVISIONS FROM
                             WHICH WE DEDUCT CHARGES



                   MONTHLY CHARGES: COST OF INSURANCE                                           LOANS AND
                         CHARGES, RIDER CHARGES,               TRANSACTION FEES            PARTIAL WITHDRAWALS
                           ADMINISTRATION FEES
--------------- ---------------------------------------   ------------------------   --------------------------------

    Choice      May choose one withdrawal investment      Proportionally among       May choose one
                division, including guaranteed interest   variable divisions and     withdrawal investment
                division when this option is available    guaranteed interest        division, or combination of
                                                          division                   investment divisions,
                                                                                     subject to requirements

    Default     Proportionally among variable divisions   Proportionally among       Proportionally among
                and guaranteed interest division          variable divisions and     variable divisions and
                                                          guaranteed interest        guaranteed interest division
                                                          division
--------------- ---------------------------------------   ------------------------   --------------------------------

POLICY CHARGE

The initial policy charge is $15 per month for the first ten years of your policy. After the first ten years of your policy, the policy charge is $9 per month. This charge compensates us for such costs as:
     o   application processing;
     o   medical examinations;
     o   establishment of policy records; and
     o   insurance underwriting costs.

MONTHLY ADMINISTRATIVE CHARGE

For this policy, we charge a per month administrative charge of no less than $0.07 and no more than $0.095 per $1,000 for the greater of the stated death benefit, or the target death benefit, for the first ten policy years. We charge $0.023 per $1,000 for each policy year after the tenth for the greater of the stated death benefit or the target death benefit. The exact per $1,000 charge for your policy is based on the insured people's issue ages and policy duration.

This charge is designed to compensate us for ongoing costs such as:
     o   premium billing and collections;
     o   claim processing;
     o   policy transactions;
     o   record keeping;
     o   reporting and communications with policy owners; and
     o   other expenses and overhead.

COST OF INSURANCE CHARGE

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage under the policy, including the expected cost of paying death proceeds that are more than your account value at the second death of the insured people.

We base the cost of insurance charge rates on the insured people's ages, genders, ratings and premium classes on the policy for each segment date, or on the date you add a base coverage segment.

The cost of insurance charge is equal to our current monthly cost of insurance rate times the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine the amount of your account value after we deduct your policy and rider charges due on that date other than cost of insurance charges for the base death benefit and adjustable term insurance rider.

If your base death benefit at the beginning of a month increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that the amount of your cost of insurance charge varies from month to month with changes in your net amount at risk, changes in the death benefit and with the increasing age of the insured people. We allocate the net amount at risk to any segments in the same proportion that each segment has to the total stated death benefit for all coverage segments as of the monthly processing date.


--------------------------------------------------------------------------------

Variable Survivorship                 53

We base your cost of insurance rates on the insured people's ages, genders, ratings and premium classes on the policy for each segment date, or on the date you add a base coverage segment.

Separate cost of insurance rates apply to:
     o   each segment of the base death benefit;
     o   your adjustable term insurance rider; and
     o   single life term riders.

These rates are never more than the guaranteed maximum rates shown in your policy; however, they may change from time to time. The guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct
Mortality Table.

The maximum rates for the initial and any new segment will be printed in the schedule which we will provide to you.

There are no cost of insurance charges after the policy anniversary nearest the younger insured person's 100th birth date.

GUARANTEED MINIMUM DEATH BENEFIT CHARGE

If you choose the guaranteed minimum death benefit feature, we currently charge $0.005 per $1,000 of stated death benefit each month during the guarantee period. We guarantee it never to exceed $0.005 per $1,000 of death benefit.

CHARGES FOR ADDITIONAL BENEFITS

On each monthly processing date, we deduct the cost of additional benefits under your riders, including the adjustable term insurance rider and the single life term rider. SEE ADDITIONAL BENEFITS, PAGE 32.

CHANGES IN MONTHLY CHARGES

Changes we make in the cost of insurance charges or charges for additional benefits are for a class of insured persons. We base the new charge on changes in expectations about:
     o   investment earnings;
     o   mortality;
     o   the time policies remain in effect;
     o   expenses; and
     o   taxes.

New monthly charges will never be more than the guaranteed maximum rates shown in your policy.

CONTINUATION OF COVERAGE ADMINISTRATIVE FEE

At the policy anniversary nearest the younger insured person's 100th birth date, if your policy has not been surrendered, the continuation of coverage period begins. We will charge a one-time administrative fee of $400. This charge compensates us for maintaining and servicing your policy until the second death of the insured people. We then no longer charge you a monthly administrative fee.


POLICY TRANSACTION FEES

We also charge fees for certain transactions you may make under your policy. We take these fees from the variable and the guaranteed interest divisions in the same proportion that your account value in each division has to your net account value immediately after the transaction.

PARTIAL WITHDRAWALS

We charge a service fee of $25 against your account value for each partial withdrawal you take to cover our costs. We may also deduct a surrender charge from your account value. SEE PARTIAL WITHDRAWALS, PAGE 41.

TRANSFERS

There is a $25 fee for each additional transfer over twelve per policy year to cover our costs. If you include multiple transfers in one transfer request, it counts as one transfer. There is no transfer fee if you are transferring your account value into the guaranteed interest division under the right to exchange feature in your policy. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 37, AND RIGHT TO EXCHANGE POLICY, PAGE 35.

ILLUSTRATIONS

The first policy illustration you request in a policy year is free. After that, we may charge a fee of up to $25 for each additional policy illustration you request.

PREMIUM ALLOCATION CHANGE

You may make five free premium allocation changes per policy year. After the five free premium allocation changes, we charge you $25 for each additional premium allocation change per policy year.

--------------------------------------------------------------------------------

Variable Survivorship                 54

PERSISTENCY REFUND

Where state law allows us, we pay long-term policy owners a persistency refund. Each month your policy remains in force after your tenth policy anniversary, we credit your account value with a refund. This refund equals 0.6% of your account value on an annual basis. On a monthly basis, this equals 0.05%.

We do not guarantee that we will pay a persistency refund on the guaranteed interest division.

If applicable, we add the persistency refund to the variable and guaranteed interest divisions, but not the loan division, in the same proportion that your account value in each division has to your net account value as of the monthly processing date. If we pay a persistency refund on the guaranteed interest division, we will pay it to you if your policy is in the continuation of coverage period.

Here are two examples of how the persistency refund may affect your account value each month:

EXAMPLE 1:  YOUR POLICY HAS NO LOAN:

     o   account value = $10,000 (all in the variable divisions)

     o   monthly persistency refund rate = .0005

     o   persistency refund = 10,000 x .0005 = $5.00


                 Before             After
                 Persistency        Persistency
                 Refund             Refund
                 ------             ------

Variable
divisions        $10,000.00         $10,005.00

EXAMPLE 2:  YOUR POLICY DOES HAVE A LOAN:

     o   account value = $10,000

     o   account value in the variable divisions = $6,000

     o   account value in the loan division = $4,000

     o   monthly persistency refund rate = .0005

     o   persistency refund = 10,000 x .0005 = $5.00


                  Before            After
                  Persistency       Persistency
                  Refund            Refund
                  ------            ------

Variable
divisions         $6,000.00         $6,005.00

Loan              $4,000.00         $4,000.00


SURRENDER CHARGE

We may deduct a surrender charge from your account value during the first nine years of your policy or coverage segment if you:
     o   surrender your policy;
     o   reduce your stated death benefit;
     o   allow your policy to lapse; or
     o   take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We deduct surrender charges proportionately based on the account value in each investment division in which you have amounts invested immediately following the transaction.

For purposes of the surrender charge, we determine the surrender target premium for each policy based on the insured people's issue ages, genders and your stated death benefit. The surrender target premium does not vary based on ratings. Your schedule page shows the surrender charge amounts for your policy.

If you change your death benefit option, this may decrease your stated death benefit. Under these circumstances, we do not deduct a surrender charge from your account value, and we do not reduce future surrender charges.

If you change your death benefit option, this may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own nine year surrender charge period.

If your surrender charge changes, we send you a new schedule showing the change.

The surrender charge remains level for the first five years of each coverage segment and then decreases through the ninth year. Thereafter, the surrender charge is zero. For purposes of calculating surrender charges, target premium is premium attributable to base death benefit coverage.

For example, if this policy is issued to insure a male, age 85, and a female, age 85, the target premium for surrender charge purposes is $61 for each $1,000 of stated death benefit. We believe this amount represents the maximum surrender charge target premium; although most policies we issue will have a much lower surrender charge target premium. SEE SALES CHARGE, PAGE 52 AND ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 61.

--------------------------------------------------------------------------------

Variable Survivorship                 55

SURRENDER CHARGES AS A PERCENTAGE OF SURRENDER TARGET PREMIUM


JOINT EQUIVALENT AGE       YEARS 1 - 5           YEAR 6             YEAR 7             YEAR 8              YEAR 9
--------------------       -----------           ------             ------             ------              ------
      15 - 78                  100%                80%                60%                40%                20%
         79                    93%                 80%                60%                40%                20%
         80                    85%                 70%                55%                40%                20%
         81                    78%                 65%                50%                35%                20%
         82                    72%                 60%                45%                30%                20%
         83                    65%                 50%                40%                30%                20%
         84                    60%                 45%                35%                25%                15%
         85                    54%                 40%                30%                20%                10%


You should review the surrender charge table in the schedule pages of your policy for your specific surrender charge amount each year.

If you increase your stated death benefit (other than by a death benefit option change), we will send a new schedule page to you. You should attach this new page to your policy. In some instances, we may ask you to send your policy to us so that we can make this change for you.



GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees of Security Life of Denver, its affiliates and appointed sales agents) corporate purchasers, or special exchange programs which we may offer from time to time, we may reduce or waive the:
     o surrender charge, including the surrender charge on partial withdrawals;
     o   length of time a surrender charge applies;
     o   administrative charge;
     o   minimum stated death benefit;
     o   minimum target death benefit;
     o   minimum annual premium;
     o   target premium;
     o   sales charges;
     o   cost of insurance charges; or
     o   other charges normally assessed.

We can reduce or waive these items due to expected economies under a group or sponsored arrangement or with a corporate purchaser. Group arrangements include those in which there is a trustee, an employer or an association. The group either purchases policies covering a group of individuals on a group basis or endorses a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application form. We may change these rules from time to time.

Sponsored arrangements or corporations may have different group premium payments and premium requirements.

We will not be unfairly discriminatory in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.


--------------------------------------------------------------------------------

Variable Survivorship                 56

OTHER CHARGES

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable division for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable divisions, we may make such a charge in the future.

In most states, we must pay state and local taxes. If these taxes increase, we may charge for such taxes.


TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.


TAX STATUS OF THE POLICY

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Specifically, the policy must meet the requirements of the "guideline premium/cash value corridor test," as specified in Code section 7702.

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit, and a minimum "corridor" of death benefit in relation to account value. SEE APPENDIX A OR B, PAGE 171 FOR A TABLE OF THE GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST FACTORS.


There is very little guidance with respect to policies issued on a last survivor basis, however, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.


DIVERSIFICATION REQUIREMENTS

In addition to meeting the Code Section 7702 guideline premium/cash corridor test, Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable division must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable divisions' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right

--------------------------------------------------------------------------------

Variable Survivorship                 57
to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.


TAX TREATMENT OF POLICY DEATH BENEFITS

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract. MULTIPLE POLICIES

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

     1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     2. Loans taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions

--------------------------------------------------------------------------------

Variable Survivorship                 58
which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions from, nor loans from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.


INVESTMENT IN THE POLICY

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy other than a policy loan, your investment in the policy is reduced by the amount of the distribution that is tax free.


POLICY LOANS

In general, interest on a policy loan will not be deductible. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.


SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy, or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.


TAX-EXEMPT POLICY OWNERS

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.


POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.


CHANGES TO COMPLY WITH THE LAW

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments, or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:
     o   make changes to your policy or its riders; or
     o take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies. We will give you advance notice of this change.

The tax law limits the amount we can charge for mortality costs and other expenses used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges and other charges reasonably expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account

--------------------------------------------------------------------------------

Variable Survivorship                 59
value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.


OTHER

Policy owners may use our policies in various arrangements, including:
     o   qualified plans;
     o   non-qualified deferred compensation or salary continuance plans;
     o   split dollar insurance plans;
     o   executive bonus plans;
     o   retiree medical benefit plans; and
     o   other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

YOU SHOULD CONSULT QUALIFIED LEGAL OR TAX ADVISERS FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL, AND OTHER TAX CONSIDERATIONS.


--------------------------------------------------------------------------------

Variable Survivorship                 60

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES, AND ACCUMULATED PREMIUMS


The following tables are intended to show how the policy works. This includes how benefits and values can vary over a long period of time. Each table also compares these values with total premiums paid with interest. The policy illustrated includes:


                                                               Definition
                                                   Death        of Life          Stated                           Target
                              Smoker User         Benefit      Insurance          Death                            Death
   Gender        Age            Status             Option         Test           Benefit         Premium          Benefit
   ------        ---            ------             ------         ----           -------         -------          -------
    Male          50          Non-smoker             1             GP           1,000,000        $13,000         1,000,000
                               Preferred

   Female         50          Non-smoker
                               Preferred

For sales charge purposes, the target premium for the illustrated policy is $7,995.92 (approximately $8 per $1,000 of stated death benefit). For surrender charge purposes, the target premium for the illustrated policy is $8,885.29 (approximately $9 per $1,000 of stated death benefit).

The tables show how death benefits, account values, and cash surrender values of a hypothetical policy could vary over an extended period of time, assuming the variable divisions had constant hypothetical gross annual investment returns of 0%, 12%, or 6% over the periods indicated in each table. Values would differ from those shown in the tables if the annual investment returns were not constant. The amounts shown would differ if we had used two females or two males.

These illustrations assume there is no policy loan.

We illustrate premium payments as if they were made at the beginning of the year. The third column of each table shows what would happen if an amount equal to the assumed premiums earned interest, after taxes, of 5% compounded annually.

The difference between the account value and the cash surrender value in the first nine years of the policy show the effect of the surrender charge.

The net investment return on your policy is lower than the gross investment return on the variable divisions. This is due to the mortality and expense risk charge, and the portfolio charge for management fees and portfolio expenses. We show the effect of the net investment return in the amounts for death benefits, account values and cash surrender values.

The tables reflect annual investment management fees of 0.6643% of the portfolios' aggregate average daily net assets. This hypothetical rate is a simple average of the investment advisory fees applying to the investment portfolios for the year ending December 31, 1998. We assume other portfolio expenses at the rate of 0.2531% of the portfolios' average daily net assets. This is an average of all the portfolios' other expenses for the year ending December 31, 1998 after any absorption by investment portfolio managers has been made. The average of all portfolios' total expenses is 0.9174%.

Actual fees vary by portfolio. The portfolio fees and expenses used in the illustrations are the net amounts shown after absorption of fees and expenses by the portfolio's investment manager. Absent such absorption, the total average investment management fees, average other portfolio expenses and the average of all portfolios' total expenses used in the illustrations would have been higher (0.7126%, 0.9213% and 1.6339%, respectively). The tables assume that the current expense reimbursement arrangements will continue. However, they may not continue through 1999.


--------------------------------------------------------------------------------

Variable Survivorship                 61

The effect of these portfolio charges and expenses, and mortality and expense risk charges results in a net rate of return of:
     o   (1.66)% on a 0% gross rate of return;
     o   10.25% on a 12% gross rate of return; and
     o   4.30% on a 6% gross rate of return.

The tables assume that charges have been deducted including deductions for premiums, cost of insurance rider charges, monthly deductions and administrative and sales charges. The tables show charges at our current rates which includes a persistency refund. The tables also show charges at the maximum rates we guarantee in our policies. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE
52. The tables reflect that we do not currently charge against the variable account for state or federal taxes. If we charge for the taxes in the future, it will take a higher gross rate of return than the rates shown to produce the same death benefits, account values, and cash surrender values.

If we are asked to do so, we will give you a comparable personal illustration based on:
     o   the insured people's ages and genders;
     o   standard premium class assumptions;
     o   initial stated death benefit;
     o   the chosen death benefit option;
     o   scheduled premiums consistent with your policy form; and
     o   special features elected on your policy.

At issue, we deliver an individualized illustration showing the scheduled premium you chose and the insured people's actual risk classes. After we issue the policy, if you ask us to, we will give you an illustration of future policy benefits. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value.















--------------------------------------------------------------------------------

Variable Survivorship                 62

PROSPECT:  INSURED PERSON NO. 1'S NAME
MALE 50 NON-SMOKER PREFERRED                                    PRESENTED BY:
INSURED PERSON NO. 2'S NAME
FEMALE 50 NON-SMOKER PREFERRED
                                  SECURITY LIFE
                      VARIABLE SURVIVORSHIP UNIVERSAL LIFE

STATED DEATH BENEFIT:  $1,000,000                   DEATH BENEFIT OPTION 1
                                                    ANNUAL PREMIUM:  $13,000.00
                                                    GUIDELINE PREMIUM/CASH VALUE
                                                       CORRIDOR TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                  -----------0.00%-----------     ------------12.00%----------     ------------6.00%----------
                       PREMIUM                CASH                            CASH                            CASH
                     ACCUMULATED  ACCOUNT     SURR     DEATH      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS     AT 5%      VALUE      VALUE   BENEFIT      VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT
     1        13000      13650     10651      1766    1000000      12003       3118    1000000     11327      2442    1000000
     2        13000      27983     21053     12167    1000000      25159      16274    1000000     23065     14180    1000000
     3        13000      43032     31193     22307    1000000      39571      30686    1000000     35216     26331    1000000
     4        13000      58833     41057     32172    1000000      55348      46463    1000000     47780     38895    1000000
     5        13000      75425     50630     41744    1000000      72611      63726    1000000     60753     51868    1000000
     6        13000      92846     60166     53058    1000000      91799      84691    1000000     74423     67314    1000000
     7        13000     111138     69368     64037    1000000     112781     107449    1000000     88502     83171    1000000
     8        13000     130345     78215     74660    1000000     135722     132168    1000000    102988     99434    1000000
     9        13000     150513     86687     84910    1000000     160807     159030    1000000    117875    116098    1000000
    10        13000     171688     94758     94758    1000000     188239     188239    1000000    133153    133153    1000000
    15        13000     294547    134217    134217    1000000     384197     384197    1000000    224292    224292    1000000
    20        13000     451350    153589    153589    1000000     704980     704980    1000000    323952    323952    1000000
    25        13000     651475    133167    133167    1000000    1251143    1251143    1338723    422763    422763    1000000
    30        13000     906890     15157     15157    1000000    2162731    2162731    2270867    495073    495073    1000000

AGE 65        13000     322925    140097    140097    1000000     436085     436085    1000000    243737    243737    1000000



The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------

Variable Survivorship                 63

PROSPECT:  INSURED PERSON NO. 1'S NAME:
MALE 50 NON-SMOKER PREFERRED                                  PRESENTED BY:
INSURED PERSON NO. 2'S NAME
FEMALE 50 NON-SMOKER PREFERRED
                                  SECURITY LIFE
                      VARIABLE SURVIVORSHIP UNIVERSAL LIFE

STATED DEATH BENEFIT:  $1,000,000                   DEATH BENEFIT OPTION 1
                                                    ANNUAL PREMIUM:  $13,000.00
                                                    GUIDELINE PREMIUM/CASH VALUE
                                                       CORRIDOR TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                  -----------0.00%-----------     ------------12.00%----------     ------------6.00%----------
                       PREMIUM                CASH                            CASH                            CASH
                     ACCUMULATED  ACCOUNT     SURR     DEATH      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS     AT 5%      VALUE      VALUE   BENEFIT      VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT
     1        13000      13650     10651      1766    1000000      12003       3118    1000000     11327      2442    1000000
     2        13000      27983     21053     12167    1000000      25159      16274    1000000     23065     14180    1000000
     3        13000      43032     31193     22307    1000000      39571      30686    1000000     35216     26331    1000000
     4        13000      58833     41138     32253    1000000      55433      46548    1000000     47864     38978    1000000
     5        13000      75425     50916     42030    1000000      72920      64035    1000000     61051     52166    1000000
     6        13000      92846     60800     53692    1000000      92505      85397    1000000     75093     67984    1000000
     7        13000     111138     70512     65181    1000000     114091     108760    1000000     89729     84398    1000000
     8        13000     130345     80049     76495    1000000     137880     134326    1000000    104983    101429    1000000
     9        13000     150513     89408     87631    1000000     164094     162317    1000000    120874    119097    1000000
    10        13000     171688     98586     98586    1000000     192977     192977    1000000    137425    137425    1000000
    15        13000     294547    148683    148683    1000000     403485     403485    1000000    241139    241139    1000000
    20        13000     451350    193392    193392    1000000     755907     755907    1000000    370654    370654    1000000
    25        13000     651475    227919    227919    1000000    1348180    1348180    1442552    529977    529977    1000000
    30        13000     906890    242278    242278    1000000    2340256    2340256    2457269    725721    725721    1000000

AGE 65        13000     322925    158180    158180    1000000     460228     460228    1000000    264872    264872    1000000


The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investments returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------

Variable Survivorship                 64

ADDITIONAL INFORMATION

DIRECTORS AND OFFICERS

Set forth below is information regarding the directors and principal officers of Security Life of Denver Insurance Company. Security Life's address, and the business address of each person named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person denoted with two asterisks (**) is Security Life of Denver Insurance Company, 9140 Arrowpoint Blvd., Suite 400, Charlotte, North Carolina 28273.




Name and Principal
Business and Address                        Position and Offices with Security Life of Denver
--------------------                        -------------------------------------------------

Stephen M. Christopher                      Chairman, President and Chief Executive Officer

Thomas F. Conroy                            Director, President, Security Life Reinsurance

Michael W. Cunningham*                      Director, Executive Vice President

Linda B. Emory*                             Director

James L. Livingston, Jr.                    Executive Vice President and Chief Operating Officer

Jeffrey R. Messner                          Executive Vice President and Chief Marketing Officer

Jess A. Skriletz                            President, ING Institutional Markets

John R. Barmeyer*                           Senior Vice President, Chief Legal Officer

Wayne D. Bidelman                           Senior Vice President, CCRC

Eugene L. Copeland                          Senior Vice President and General Counsel, Security Life
                                            Reinsurance and ING Institutional Markets

Arnold A. Dicke                             Senior Vice President, Chief Actuary, ING Reinsurance

Carol D. Hard                               Senior Vice President, Variable Products

Philip R. Kruse                             Senior Vice President

Charles LeDoyen**                           Senior Vice President, Structured Settlements

Timothy P. McCarthy                         Senior Vice President, Marketing Services


--------------------------------------------------------------------------------

Variable Survivorship                 65


Name and Principal
Business and Address                        Position and Offices with Security Life of Denver
--------------------                        -------------------------------------------------

Gregory G. McGreevey                        Senior Vice President, New Products and Market
                                            Development, ING Institutional Markets

Jeffery W. Seel*                            Senior Vice President, Chief Investment Officer

Lawrence D. Taylor                          Senior Vice President, Chief Actuary

Louis N. Trapolino                          Senior Vice President, Distribution

William D. Tyler*                           Senior Vice President, Chief Information Officer

Katherine Anderson                          Vice President, Chief Product Actuary

Evelyn A. Bentz                             Vice President, M Financial Sales

Thomas Kirby Brown, Jr.                     Vice President, Operations, ING Institutional Markets

Douglas W. Campbell                         Vice President, Agency Sales

Daniel S. Clements                          Vice President and Chief Underwriter

Stanley F. Eckert                           Vice President, National Marketing

Shari A. Enger                              Vice President -- Controller

Larry D. Erb                                Vice President, Information Technology

Martha K. Evans                             Vice President, Variable Operations

Fitz Fisher                                 Vice President, Information Technology

Craig Fowler                                Vice President, Risk Management and Chief Actuary, ING
                                            Institutional Markets

Deborah B. Holden*                          Vice President, Corporate Benefits

Brian Holland                               Vice President, Domestic and International Risk
                                            Management

Kenneth R. Kiefer**                         Vice President, Operations, Structured Settlements

Richard D. King                             Vice President, Medical Director

Stephen F. Kraysler                         Vice President, Structured Reinsurance


--------------------------------------------------------------------------------

Variable Survivorship                 66


Name and Principal
Business and Address                        Position and Offices with Security Life of Denver
--------------------                        -------------------------------------------------

C. Lynn McPherson*                          Vice President

Sue A. Miskie                               Vice President, Corporate Services

David S. Pendergrass*                       Vice President and Treasury Officer

Stephen R. Pryde                            Vice President, Business Operations

Christiaan M. Rutten                        Vice President, International Reinsurance

Casey J. Scott                              Vice President, National Marketing

Alan C. Singer                              Vice President, Customer Relations and Regulatory
                                            Compliance

Mark A. Smith                               Vice President, Insurance Services

Jerome M. Strop                             Vice President, Strategic Marketing

Gary W. Waggoner                            Vice President, General Counsel and Corporate Secretary

Amy L. Winsor                               Vice President and Treasurer

William Wojciechowski*                      Vice President, CCRC

Eric G. Banta                               Assistant Secretary

Roger O. Beebe                              Actuarial Officer

Marsha K. Crest                             Agency Administration Officer

Kim M. Curley                               Appointed Actuary

John B. Dickinson                           Actuarial Officer

Relda A. Fleshman                           Deputy General Counsel

Shirley A. Knarr                            Actuarial Officer

Glen E. Stark                               Actuarial Officer

William J. Wagner                           Actuarial Officer


--------------------------------------------------------------------------------

Variable Survivorship                 67

REGULATION

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.


LEGAL MATTERS

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.


LEGAL PROCEEDINGS

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the variable account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.


EXPERTS

The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of the Security Life Separate Account L1 at December 31, 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by William J. Wagner, F.S.A., M.A.A.A., who is an Actuarial Officer of Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.


REGISTRATION STATEMENT

We have filed a Registration Statement relating to the Variable Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.







--------------------------------------------------------------------------------

Variable Survivorship                 68

                              FINANCIAL STATEMENTS




The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries ("Security Life and Subsidiaries") at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, are prepared in accordance with generally accepted accounting principles and start on page 70.

The financial statements included for the Security Life Separate Account L1 at December 31, 1998 and for each of the three years in the period ended December 31, 1998, are prepared in accordance with generally accepted accounting principles and represent those divisions that had commenced operations by that date.

The consolidated financial statements of Security Life and Subsidiaries, as well as the financial statements included for the Security Life Separate Account L1 referred to above have been audited by Ernst & Young LLP. The consolidated financial statements of Security Life and Subsidiaries should be distinguished from the financial statements of the Security Life Separate Account L1 and should be considered only as bearing upon the ability of Security Life and Subsidiaries to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Security Life Separate Account L1.










--------------------------------------------------------------------------------

Variable Survivorship                 69

                                    Consolidated Financial Statements

                                    Security Life of Denver
                                    Insurance Company
                                    and Subsidiaries


                                    Years ended December 31, 1998, 1997 and 1996 with Report of Independent Auditors







--------------------------------------------------------------------------------

Variable Survivorship                 70

           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Financial Statements


                  Years ended December 31, 1998, 1997 and 1996





                                    CONTENTS

Report of Independent Auditors ...............................................74

Audited Consolidated Financial Statements

Consolidated Balance Sheets ..................................................75
Consolidated Statements of Income ............................................77
Consolidated Statements of Comprehensive Income...............................78
Consolidated Statements of Stockholder's Equity ..............................79
Consolidated Statements of Cash Flows ........................................80
Notes to Consolidated Financial Statements ...................................82







--------------------------------------------------------------------------------

Variable Survivorship                 71

[Logo of Ernst & Young LLP appears here]




                         Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying consolidated balance sheets of Security Life of Denver Insurance Company (a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Life of Denver Insurance Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


Denver, Colorado                                           /s/ Ernst & Young LLP

April 5, 1999






--------------------------------------------------------------------------------
Variable Survivorship                 72

           Security Life of Denver Insurance Company and Subsidiaries

                           Consolidated Balance Sheets

                             (Dollars in Thousands)


                                                                         DECEMBER 31
                                                                  1998                 1997
                                                              --------------------------------

Assets
Investments (Notes 2 and 3):
   Fixed maturities, at fair value (amortized cost:
     1998--$3,383,582; 1997--$3,007,012)                      $ 3,503,530          $3,152,355
   Equity securities, at fair value (cost: 1998--$6,761;
     1997--$6,754)                                                  8,400               8,019
   Mortgage loans on real estate                                  784,108             576,620
   Investment real estate, at cost, less accumulated
     depreciation (1998--$706; 1997--$667)                          1,740               1,767
   Policy loans                                                   925,623             875,405
   Other long-term investments                                     17,671              14,307
   Short-term investments                                             747              55,466
                                                              --------------------------------
Total investments                                               5,241,819           4,683,939

Cash                                                               31,644              22,299
Accrued investment income                                          52,440              49,726
Reinsurance recoverable:
   Paid benefits                                                   11,364              11,170
   Unpaid benefits                                                 24,312              14,988
Prepaid reinsurance premiums (Note 8)                           3,329,901           2,744,863
Deferred policy acquisition costs (DPAC)                          778,126             682,905
Property and equipment, at cost, less accumulated
   depreciation (1998--$25,981; 1997--$22,925)                     36,141              37,943
Federal income tax recoverable (Note 9)                              --                 5,722
Indebtedness from related parties                                   4,339               2,443
Other assets                                                      113,019              87,298
Separate account assets (Note 6)                                  423,474             263,035





                                                              --------------------------------
Total assets                                                  $10,046,579          $8,606,331
                                                              ================================





--------------------------------------------------------------------------------
Variable Survivorship                 73



                                                                                   DECEMBER 31
                                                                            1998                 1997
                                                                    -----------------------------------------
Liabilities and stockholder's equity Liabilities:
   Future policy benefits:

     Life and annuity reserves                                            $ 4,857,141          $4,328,577
     Guaranteed investment contracts                                        3,210,012           2,634,654
     Policyholders' funds                                                      81,064              82,291
     Advance premiums                                                             272                 365
     Accrued dividends and dividends on deposit                                21,268              21,129
     Policy and contract claims                                               130,100             103,525
                                                                          -----------          ----------
   Total future policy benefits                                             8,299,857           7,170,541

   Accounts payable and accrued expenses                                      108,165              99,335
   Indebtedness to related parties                                             13,755               7,704
   Long-term debt to related parties (Note 10)                                100,000              75,000
   Accrued interest on long-term debt to related
     parties (Note 10)                                                          5,387               5,128
   Other liabilities                                                          109,593              61,424
   Federal income taxes payable (Note 9)                                          106                --
   Deferred federal income taxes (Note 9)                                      60,062              53,829
   Separate account liabilities (Note 6)                                      423,474             263,035
                                                                          -----------          ----------
Total liabilities                                                           9,120,399           7,735,996

Commitments and contingencies
   (Notes 8 and 13)

Stockholder's equity (Note 11): Common stock, $20,000 par value:
     Authorized - 149 shares
     Issued and outstanding - 144 shares                                        2,880               2,880
   Additional paid-in capital                                                 315,722             315,722
   Retained earnings                                                          563,553             500,795
   Accumulated other comprehensive income                                      44,025              50,938
                                                                          -----------          ----------
Total stockholder's equity                                                    926,180             870,335
                                                                          -----------          ----------
Total liabilities and stockholder's equity                                $10,046,579          $8,606,331
                                                                          ===========          ==========

See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 74

           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Statements of Income

                             (Dollars in Thousands)



                                                                         YEAR ENDED DECEMBER 31
                                                                 1998              1997             1996
                                                            -----------------------------------------------
Revenues:

   Traditional life insurance premiums                      $   120,675       $   122,429       $ 118,200
   Universal life and investment product charges                229,226           217,108         202,081
   Reinsurance premiums assumed                                 431,267           446,434         339,335
                                                            -----------       -----------       ---------
                                                                781,168           785,971         659,616
   Reinsurance premiums ceded                                  (143,211)         (124,815)       (117,880)
                                                            -----------       -----------       ---------
                                                                637,957           661,156         541,736

   Net investment income                                        361,996           340,898         312,121
   Net realized gains on investments                             10,818            28,645           4,770
   Other revenues                                                11,771             6,743             526
                                                            -----------       -----------       ---------
                                                              1,022,542         1,037,442         859,153
Benefits and expenses:
   Benefits:
     Traditional life insurance:
       Death benefits                                           239,921           299,305         235,828
       Other benefits                                            77,209            79,849          71,939
     Universal life and investment contracts:
       Interest credited to account balances                    236,136           217,614         186,908
       Death benefits incurred in excess of account
         balances                                                63,103            73,260          54,004
     Increase in future policy benefits                         102,875            72,685         121,946
     Reinsurance recoveries                                     (84,506)          (98,376)        (80,276)
     Product conversions                                         10,578             7,014          16,379
                                                            -----------       -----------       ---------
                                                                645,316           651,351         606,728
   Expenses:
     Commissions                                                 49,569            46,516          25,846
     Insurance operating expenses                               125,194            89,075          69,580
     Amortization of deferred policy acquisition costs          105,639           116,495          94,685
                                                            -----------       -----------       ---------
                                                                925,718           903,437         796,839
                                                            -----------       -----------       ---------

Income before federal income taxes                               96,824           134,005          62,314
Federal income taxes (Note 9)                                    34,066            47,019          21,876
                                                            -----------       -----------       ---------
Net income                                                  $    62,758       $    86,986       $  40,438
                                                            ===========       ===========       =========


See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 75

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Comprehensive Income

                             (Dollars in Thousands)



                                                                                 YEAR ENDED DECEMBER 31
                                                                         1998           1997           1996
                                                                   -----------------------------------------------

Net income                                                            $ 62,758       $ 86,986       $ 40,438
                                                                      --------       --------       --------

Other comprehensive income:
   Unrealized gains (losses) on securities:
     Net change in unrealized holding gains (losses), net of tax       (11,251)        28,367        (25,294)
     Reclassification adjustment for realized gains
       included in net income, net of tax                               (5,010)        (4,601)        (2,422)
     Effect on DPAC of unrealized gains and
       losses on fixed maturities, net of tax                            7,236        (37,522)        13,461
     Reclassification effect on DPAC of realized gains and
       losses included in net income, net of tax                         3,075          5,976           --
   Net change in pension liability, net of tax                            (963)          --             --
                                                                      --------       --------       --------

Total other comprehensive income                                        (6,913)        (7,780)       (14,255)
                                                                      --------       --------       --------

Comprehensive income                                                  $ 55,845       $ 79,206       $ 26,183
                                                                      ========       ========       ========


See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 76

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Stockholder's Equity

                             (Dollars in Thousands)



                                                                YEAR ENDED DECEMBER 31
                                                         1998             1997            1996
                                                      -----------------------------------------
Common stock:
   Balance at beginning and end of year               $   2,880       $   2,880       $   2,880
                                                      =========       =========       =========

Additional paid-in capital:
   Balance at beginning of year                       $ 315,722       $ 302,722       $ 297,422
   Capital contributions                                   --            13,000           5,300
                                                      ---------       ---------       ---------
   Balance at end of year                             $ 315,722       $ 315,722       $ 302,722
                                                      =========       =========       =========

Accumulated other comprehensive income:
   Net unrealized gains on investments:
     Balance at beginning of year                     $  50,938       $  58,718       $  72,973
     Unrealized gains (losses) on securities:
       Change in unrealized gains (losses),
         net of tax                                     (16,261)         23,766         (27,716)
       Effect on DPAC of unrealized gains and
         losses on fixed maturities, net of tax          10,311         (31,546)         13,461
                                                      ---------       ---------       ---------
     Balance at end of year                              44,988          50,938          58,718

   Accumulated net pension liability:
     Balance at beginning of year                          --              --              --
     Net change in pension liability, net of tax           (963)           --              --
                                                      ---------       ---------       ---------
     Balance at end of year                                (963)           --              --
                                                      ---------       ---------       ---------

Total accumulated other comprehensive income          $  44,025       $  50,938       $  58,718
                                                      =========       =========       =========

Retained earnings:
   Balance at beginning of year                       $ 500,795       $ 413,809       $ 373,371
   Net income                                            62,758          86,986          40,438
                                                      ---------       ---------       ---------
   Balance at end of year                             $ 563,553       $ 500,795       $ 413,809
                                                      =========       =========       =========

Total stockholder's equity                            $ 926,180       $ 870,335       $ 778,129
                                                      =========       =========       =========


See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 77

           Security Life of Denver Insurance Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                             (Dollars in Thousands)



                                                                         YEAR ENDED DECEMBER 31
                                                                1998             1997               1996
                                                          --------------------------------------------------
Operating activities

Net income                                                $    62,758       $    86,986       $    40,438
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Increase in future policy benefits                       874,765           995,632           585,581
     Net decrease (increase) in federal income taxes           12,061           (12,317)           78,668
     Increase (decrease) in accounts payable and
       accrued expenses                                        55,361            21,033            (1,361)
     Increase in accrued interest on long-term debt               259             1,428             3,676
     Increase in accrued investment income                     (2,714)           (4,300)           (7,294)
     (Increase) decrease in reinsurance recoverable            (9,518)            3,733            (5,214)
     Increase in prepaid reinsurance premiums                (585,038)         (793,851)         (336,053)
     Net realized investment gains                            (10,818)          (28,645)           (4,770)
     Depreciation and amortization expense                      3,174             3,630             3,857
     Policy acquisition costs deferred                       (184,993)         (174,374)         (152,299)
     Amortization of deferred policy acquisition
       costs                                                  105,639           116,495            94,685
     Increase in accrual for postretirement benefits              675               557               484
     Other, net                                                (7,053)           43,538           (15,539)
                                                            ---------         ---------         ---------
Net cash provided by operating activities                     314,558           259,545           284,859

INVESTING ACTIVITIES Securities available-for-sale:
   Sales:
     Fixed maturities                                       5,015,989         2,279,598           334,482
     Equity securities                                          2,251               648             4,198
   Maturities--fixed maturities                               274,463           410,632           727,937
   Purchases:
     Fixed maturities                                      (5,670,994)       (2,919,145)       (1,522,369)
     Equity securities                                         (2,089)           (2,561)             (428)
Sale, maturity or repayment of investments:
   Mortgage loans on real estate                               51,235            38,756            18,102
   Investment real estate                                        --                --               1,354
   Other long-term investments                                 10,678             2,002              --



--------------------------------------------------------------------------------
Variable Survivorship                 78

           Security Life of Denver Insurance Company and Subsidiaries

                             (Dollars in Thousands)



                                                               YEAR ENDED DECEMBER 31
                                                      1998            1997             1996
                                                  ----------------------------------------------
Investing activities (continued)
Purchase or issuance of investments:
   Mortgage loans on real estate                  $(259,945)      $(163,528)      $(186,228)
   Investment real estate                               (13)            (35)           --
   Policy loans, net                                (50,218)        (80,094)        (41,071)
   Other long-term investments                      (14,042)         (5,248)            809
   Short-term investments, net                       55,115         (48,447)          3,942
Additions to property and equipment                  (1,418)         (2,687)         (4,482)
Disposals of property and equipment                      68             145           2,389
                                                  ---------       ---------       ---------
Net cash used by investing activities              (588,920)       (489,964)       (661,365)

FINANCING ACTIVITIES
Increase in indebtedness to related parties          29,156           5,217          42,206
Cash contributions from parent                         --            13,000           5,300
Receipts from interest sensitive products
   credited to policyholder account balances        505,728         555,223         434,726
Return of policyholder account balances on
   interest sensitive policies                     (251,177)       (334,543)       (123,949)
                                                  ---------       ---------       ---------
Net cash provided by financing activities           283,707         238,897         358,283
                                                  ---------       ---------       ---------

Net increase (decrease) in cash                       9,345           8,478         (18,223)
Cash at beginning of year                            22,299          13,821          32,044
                                                  ---------       ---------       ---------
Cash at end of year                               $  31,644       $  22,299       $  13,821
                                                  =========       =========       =========



See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 79

           Security Life of Denver Insurance Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998


1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of Security Life of Denver Insurance Company (Security Life) and its wholly-owned subsidiaries: Midwestern United Life Insurance Company (Midwestern United); First ING Life Insurance Company of New York (First ING); First Secured Mortgage Deposit Corporation; and ING America Equities, Inc.

NATURE OF OPERATIONS

Security Life of Denver Insurance Company and its subsidiaries (the Company) is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on two markets, the advanced market and reinsurance to other insurers. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include traditional life, interest sensitive life, universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services.

The significant accounting policies followed by the Company that materially affect the financial statements are summarized below:

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which, as to the insurance companies included in the consolidation, differ from statutory accounting practices prescribed or permitted by state insurance regulatory authorities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


--------------------------------------------------------------------------------
Variable Survivorship                 80

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING CHANGES

During June 1996, the Financial Accounting Standards Board (FASB) issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Also in 1996, the FASB issued Statement No. 127, which delayed certain provisions of FAS 125 dealing with transactions such as securities lending, repurchase and dollar repurchase agreements until 1998. The portion of FAS 125 that became effective in 1997 requires the entity to recognize financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The application of the new rules did not have a material impact on the financial statements of the Company.

Effective January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the valuation for long-lived assets that are identified for disposal. Adoption of this standard resulted in an insignificant impact to net income and stockholder's equity.

During 1998, the Company adopted FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. This Statement is effective for years beginning after December 15, 1997, with the restatement of disclosures for prior periods provided for comparative purposes, unless prior period information is not readily available.

During 1998, the Company adopted FASB Statement No. 130, Reporting Comprehensive Income, which requires an entity to divide comprehensive income into net income and other comprehensive income in the period recognized. This Statement is effective for fiscal years beginning after December 15, 1997, with the restatement of prior period disclosures for comparative purposes. As a result of implementing this Statement, the Company has classified items of other comprehensive income by their nature in the statements of comprehensive income and the accumulated balance of other comprehensive income in the equity section of the balance sheet. This Statement affects the presentation of the financial statements, with no effect on the valuation of total stockholder's equity.


--------------------------------------------------------------------------------
Variable Survivorship                 81

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENDING ACCOUNTING STANDARDS

During 1998, the FASB issued Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, which establishes a new model for accounting and reporting for derivatives and hedging activities. Statement 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. Based on the type of hedging relationship (fair value, cash flow, or foreign currency), Statement 133 requires the recognition of offsetting changes in value or cash flows of both the derivative and the hedged item in earnings in the same period. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in Statement 133 are included in earnings in the period of change. The implementation of this Statement is required for years beginning after June 15, 1999, and upon the initial application of the Statement all derivatives are required to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company plans to adopt this Statement during 2000, and the effect of implementation on the Company's financial statements has not yet been determined.

INVESTMENTS

Investments are presented on the following bases:

     The carrying value of fixed maturities depends on the classification of the security: securities held-to-maturity, securities available-for-sale, and trading securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     The Company does not hold any securities classified as held-to-maturity or trading securities.

     Debt securities and marketable equity securities are classified as available-for- sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, and deferred policy acquisition cost adjustments, reported net of tax as a component of other comprehensive income in stockholder's equity.

--------------------------------------------------------------------------------
Variable Survivorship                 82

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The amortized cost of debt securities classified as held-to-maturity or available-for- sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in net investment income as earned.

     Mortgage loans are carried at the unpaid balances less an allowance for credit losses. Investment real estate is carried at cost, less accumulated depreciation. Policy loans are carried at unpaid balances. Derivatives are accounted for on the same basis as the asset hedged.

     Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains on investments. The cost of securities sold is based on the specific identification method.

RECOGNITION OF PREMIUM REVENUES

Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, are recognized as revenue when due. Revenues for universal life insurance policies and for investment products consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against policyholder account balances during the year.

DEFERRED POLICY ACQUISITION COSTS

Commissions, reinsurance allowances, and other costs of acquiring traditional life insurance, including reinsurance assumed, universal life insurance (including interest sensitive products) and investment products that vary with and are primarily related to the production of new and renewal business, have been deferred. Traditional life insurance acquisition costs are being amortized using assumptions consistent with those used in computing policy benefit reserves. The period of amortization is normally over the premium-paying period. In the case of policies with no first year premium, the period of amortization includes the first year, in addition to the premium-paying period. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value (using the assumed crediting rate) of



--------------------------------------------------------------------------------
Variable Survivorship                 83

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expected gross margins from surrender charges, investments, mortality, and expenses. This amortization is adjusted retrospectively when estimates of current or future gross margins to be realized from a group of products are revised.

Deferred policy acquisition costs are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to accumulated other comprehensive income in stockholder's equity.

FUTURE POLICY BENEFITS

Benefit reserves for traditional life insurance products (other than reinsurance assumed) are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals and other assumptions based on Company and industry experience. These assumptions include provisions for adverse deviation and are modified as necessary to reflect anticipated trends. Reserve interest assumptions are those deemed appropriate at the time of policy issue, and range from 3% to 7.5%. Policy benefit claims are charged to expense in the year that the claims are incurred.

Benefit reserves for reinsurance assumed are computed using pricing assumptions with provisions for adverse deviation. Benefits for level-term reinsurance assumed are computed to recognize profits in proportion with revenue. Benefit reserves for all other reinsurance assumed are computed to recognize profits in proportion to the coverage provided.

Benefit reserves for universal life-type policies (including fixed premium interest sensitive products) and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred during the year in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 3.80% to 7.81% during 1998, 4.60% to 7.81% during 1997, and 4.60% to 7.45% during 1996.

Included in life and annuity reserves is an unearned revenue reserve that reflects the unamortized balance of excess heaped expense loads over ultimate renewal expense loads on universal life and investment products. These excess fees have been deferred and are being recognized in income over the periods benefitted, using the same assumptions and factors used to amortize deferred policy acquisition costs.

--------------------------------------------------------------------------------
Variable Survivorship                 84

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY AND CONTRACT CLAIMS

The liabilities for unpaid claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December
31. Such estimates are based on actuarial projections applied to historical claim payment data and are considered reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment are present and the estimated undiscounted cash flows are less than the assets' carrying value. Depreciation for major classes of assets is calculated on a straight-line basis.

PARTICIPATING INSURANCE

The Company accrues a liability for earnings on participating policies that cannot inure to the benefit of the Company's stockholder. The liability is determined based on earnings on participating policies in excess of 10% of profits on participating business before payment of policyholder dividends. The liability for these undistributed earnings was $5,816,000 and $6,074,000 at December 31, 1998 and 1997, respectively. Participating business approximates
 .2% of the Company's ordinary life insurance in force and 1.4% of premium income. Earnings for participating insurance are based on the actual earnings of the participation block of policies. Expenses and taxes are allocated based on the amount of participating insurance in force. Investment income is allocated based on the yield of the participating investment portfolio. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $3,233,000; $3,377,000; and $3,307,000 were incurred in 1998, 1997, and 1996, respectively.

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided or credited to reflect significant temporary differences between income reported for tax and financial reporting purposes using reasonable assumptions.



--------------------------------------------------------------------------------
Variable Survivorship                 85

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH FLOW INFORMATION

Cash includes cash on hand and demand deposits. Included as a component of operating activities is interest paid of $10,121,000; $10,110,000; and $1,016,000 for 1998, 1997, and 1996, respectively.

GUARANTY FUND ASSESSMENTS

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state.

RECLASSIFICATIONS

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.










--------------------------------------------------------------------------------
Variable Survivorship                 86

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows at December 31, 1998 and 1997:


                                                                     December 31, 1998
                                                 ---------------------------------------------------------
                                                    Cost or         Gross         Gross
                                                   Amortized      Unrealized    Unrealized       Fair
                                                     Cost           Gains         Losses         Value
                                                 ---------------------------------------------------------
                                                                   (Dollars in Thousands)

Available-for-sale:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                    $  166,611      $  3,829      $   589      $  169,851
   States, municipalities and political
     subdivisions                                    23,368           959        1,803          22,524
   Public utilities securities                      172,968         4,885          904         176,949
   Debt securities issued by foreign
     governments                                        952          --           --               952
   Corporate securities                           1,251,462        46,292       23,512       1,274,242
   Mortgage-backed securities                     1,132,058        75,159        6,922       1,200,295
   Other asset-backed securities                    635,539        19,968        3,578         651,929
   Redeemable preferred stocks                          312            42         --               354
   Derivatives hedging fixed maturities
     (Note 3)                                           312         6,434          312           6,434
                                                 ----------      --------      -------      ----------
   Total fixed maturities                         3,383,582       157,568       37,620       3,503,530

   Preferred stocks (nonredeemable)                   4,251             6           52           4,205
   Common stocks                                      2,510         1,780           95           4,195
                                                 ----------      --------      -------      ----------
   Total equity securities                            6,761         1,786          147           8,400
                                                 ----------      --------      -------      ----------
Total                                            $3,390,343      $159,354      $37,767      $3,511,930
                                                 ==========      ========      =======      ==========


--------------------------------------------------------------------------------
Variable Survivorship                 87

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)


                                                                          December 31, 1997
                                                 ------------------------------------------------------
                                                     Cost or        Gross        Gross
                                                    Amortized     Unrealized   Unrealized        Fair
                                                      Cost         Gains         Losses         Value
                                                 ------------------------------------------------------
                                                                       (Dollars in Thousands)

Available-for-sale:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                    $   51,387      $  1,629      $    39      $   52,977
   States, municipalities and political
     subdivisions                                    43,185         1,023          128          44,080
   Public utilities securities                      151,642         5,030        1,216         155,456
   Debt securities issued by foreign
     governments                                      3,272          --           --             3,272
   Corporate securities                           1,147,380        48,001        6,539       1,188,842
   Mortgage-backed securities                     1,165,376        89,539        6,661       1,248,254
   Other asset-backed securities                    443,473        13,285          584         456,174
   Redeemable preferred stocks                         --            --           --              --
   Derivatives hedging fixed maturities
     (Note 3)                                         1,297         3,118        1,115           3,300
                                                 ----------      --------      -------      ----------
   Total fixed maturities                         3,007,012       161,625       16,282       3,152,355

   Preferred stocks (nonredeemable)                   3,368            67          122           3,313
   Common stocks                                      3,386         1,446          126           4,706
                                                 ----------      --------      -------      ----------
   Total equity securities                            6,754         1,513          248           8,019
                                                 ----------      --------      -------      ----------
Total                                            $3,013,766      $163,138      $16,530      $3,160,374
                                                 ==========      ========      =======      ==========












--------------------------------------------------------------------------------
Variable Survivorship                 88

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

The amortized cost and fair value of investments in fixed maturities at December 31, 1998, by contractual maturity, are shown in the following table (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 Amortized
                                                    Cost         Fair Value
                                              ------------------------------

Available for sale:
   Due in one year or less                     $   18,024      $   18,156
   Due after one year through five years          187,198         183,735
   Due after five years through ten years         695,842         702,563
   Due after ten years                            714,609         740,418
                                               ----------      ----------
                                                1,615,673       1,644,872

Mortgage-backed securities                      1,132,058       1,200,295
Other asset-backed securities                     635,539         651,929
Derivatives                                           312           6,434
                                               ----------      ----------
Total available-for-sale                       $3,383,582      $3,503,530
                                               ==========      ==========


Changes in unrealized gains (losses) on investments in available-for-sale securities for the years ended December 31, 1998, 1997 and 1996 are summarized as follows (in thousands):


                                                  December 31, 1998
                                    --------------------------------------------
                                       Fixed           Equity          Total
                                    --------------------------------------------

Gross unrealized gains                $ 157,568       $ 1,786       $ 159,354
Gross unrealized (losses)               (37,620)         (147)        (37,767)
                                      ---------       -------       ---------
Net unrealized gains                    119,948         1,639         121,587
Deferred income tax                     (41,982)         (574)        (42,556)
                                      ---------       -------       ---------
Net unrealized gains after taxes         77,966         1,065          79,031
Less:
   Balance at beginning of year          94,470           822          95,292
                                      ---------       -------       ---------
Change in net unrealized gains
   (losses)                           $ (16,504)      $   243       $ (16,261)
                                      =========       =======       =========



--------------------------------------------------------------------------------
Variable Survivorship                 89

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)


                                                December 31, 1997
                                      ------------------------------------------
                                         Fixed         Equity          Total
                                      ------------------------------------------

Gross unrealized gains                $ 161,625       $ 1,513       $ 163,138
Gross unrealized (losses)               (16,282)         (248)        (16,530)
                                      ---------       -------       ---------
Net unrealized gains                    145,343         1,265         146,608
Deferred income tax                     (50,873)         (443)        (51,316)
                                      ---------       -------       ---------
Net unrealized gains after taxes         94,470           822          95,292
Less:
   Balance at beginning of year          71,237           289          71,526
                                      ---------       -------       ---------
Change in net unrealized gains
   (losses)                           $  23,233       $   533       $  23,766
                                      =========       =======       =========



                                                 December 31, 1996
                                      ------------------------------------------
                                         Fixed         Equity          Total
                                      ------------------------------------------

Gross unrealized gains                $ 140,089       $   822       $ 140,911
Gross unrealized (losses)               (30,493)         (376)        (30,869)
                                      ---------       -------       ---------
Net unrealized gains                    109,596           446         110,042
Deferred income tax                     (38,359)         (157)        (38,516)
                                      ---------       -------       ---------
Net unrealized gains after taxes         71,237           289          71,526
Less:
   Balance at beginning of year          99,389          (147)         99,242
                                      ---------       -------       ---------
Change in net unrealized gains
   (losses)                           $ (28,152)      $   436       $ (27,716)
                                      =========       =======       =========


As part of its overall investment management strategy, the Company has entered into agreements to purchase $79,175,000 in mortgage loans as of December 31, 1998. These agreements were settled during 1999. The Company had no agreements to sell securities at December 31, 1998.








--------------------------------------------------------------------------------
Variable Survivorship                 90

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

Major categories of investment income for the years ended December 31 are summarized as follows (in thousands):


                                       1998           1997            1996
                                   ---------------------------------------------


Fixed maturities                   $ 278,227       $ 259,936       $ 240,931
Mortgage loans on real estate         47,567          40,908          29,143
Policy loans                          58,016          56,087          52,205
Other investments                      2,911           3,159           2,197
                                   ---------       ---------       ---------
                                     386,721         360,090         324,476
Investment expenses                  (24,725)        (19,192)        (12,355)
                                   ---------       ---------       ---------
Net investment income              $ 361,996       $ 340,898       $ 312,121
                                   =========       =========       =========


Net realized gains (losses) on investments for the years ended December 31 are summarized as follows (in thousands):


                                     1998             1997          1996
                                  ----------------------------------------------

Fixed maturities                   $ 9,691         $ 27,717        $4,540
Equity securities                      168              (57)           79
Real estate and other                  959              985           151
                                   -------         --------        ------
Net realized gains on
   investments                     $10,818         $ 28,645        $4,770
                                   =======         ========        ======


During 1998, 1997 and 1996, fixed maturities and marketable equity securities available- for-sale were sold with fair values at the date of sale of $5,018,240,000; $2,281,886,000 and $334,482,000, respectively. Gross gains of
$44,314,000; $41,017,000 and $7,248,000 and gross losses of $34,455,000;
$13,357,000 and $2,629,000 were realized on those sales in 1998, 1997 and 1996, respectively.

At December 31, 1998 and 1997, bonds with an amortized cost of $29,081,000 and $28,434,000, respectively, were on deposit with various state insurance departments to meet regulatory requirements.








--------------------------------------------------------------------------------
Variable Survivorship                 91

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or assets.

Gains and losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges.

The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contacts.

--------------------------------------------------------------------------------
Variable Survivorship                 92

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)

The table below summarizes the Company's interest rate contracts at December 31, 1998 and 1997 (in thousands):


                                                December 31, 1998
                               -------------------------------------------------
                                 Notional      Amortized     Fair      Balance
                                  Amount         Cost       Value       Sheet
                               -------------------------------------------------

Interest rate contracts:
   Swaps                       $  767,873     $  (155)     $(2,952)     $(2,952)
   Swaps-affiliates               734,176         155        5,440        5,440
                               ----------     -------      -------      -------
Total swaps                     1,502,049        --          2,488        2,488

   Caps owned                     560,000         312           11           11
                               ----------     -------      -------      -------
Total caps owned                  560,000         312           11           11

   Floors owned                   422,485         (72)       3,768        3,768
   Floors owned-affiliates          8,485          72          167          167
                               ----------     -------      -------      -------
Total floors owned                430,970        --          3,935        3,935

   Options owned                  418,300       5,268        2,664        2,664
   Options owned-affiliates       418,300      (5,268)      (2,664)      (2,664)
                               ----------     -------      -------      -------
Total options owned               836,600        --           --           --
                               ----------     -------      -------      -------

Total derivatives              $3,329,619     $   312      $ 6,434      $ 6,434
                               ==========     =======      =======      =======












--------------------------------------------------------------------------------
Variable Survivorship                 93

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)


                                               December 31, 1997
                                 -----------------------------------------------
                                   Notional    Amortized      Fair     Balance
                                    Amount        Cost       Value       Sheet
                                 ----------------------------------------------

Interest rate contracts:

   Swaps                         $  913,630    $  (185)    $  (625)    $  (625)
   Swaps-affiliates                 879,745        185       1,429       1,429
                                 ----------    -------     -------     -------
Total swaps                       1,793,375       --           804         804

   Caps owned                       760,000        986         766         766
                                 ----------    -------     -------     -------
Total caps owned                    760,000        986         766         766

   Floors owned                     354,000        311       1,730       1,730
   Floors owned-affiliates             --         --          --          --
                                 ----------    -------     -------     -------
Total floors owned                  354,000        311       1,730       1,730

   Options owned                    384,300      6,192       4,312       4,312
   Options owned-affiliates         384,300     (6,192)     (4,312)     (4,312)
                                 ----------    -------     -------     -------
Total options owned                 768,600       --          --          --
                                 ----------    -------     -------     -------

Total derivatives                $3,675,975    $ 1,297     $ 3,300     $ 3,300
                                 ==========    =======     =======     =======


4. CONCENTRATIONS OF CREDIT RISK

At December 31, 1998, the Company held less-than-investment-grade bonds classified as available-for-sale with a carrying value and market value of $277,793,000. These holdings amounted to 7.9% of the Company's investments in fixed maturity securities and 2.8% of total assets. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At December 31, 1998, the Company's mortgages involved a concentration of properties located in Florida (15.5%), Texas (9.7%), and Georgia (7.5%). The remaining mortgages relate to properties located in 35 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $16,068,000.



--------------------------------------------------------------------------------
Variable Survivorship                 94

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS

PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company has a qualified noncontributory defined benefit retirement plan covering substantially all employees. In addition, the Company maintains a non-qualified unfunded Supplemental Employees' Retirement Plan (SERP). In addition to providing pension plans, the Company provides certain health care and life insurance benefits for retired employees.

The funded status and the amounts recognized in the balance sheets for the defined benefit plans and other postretirement benefit plans are as follows (in thousands):


                                                                           December 31
                                                     1998                                             1997
                                       ---------------------------------------     ----------------------------------
                                        Qualified                     Post-         Qualified                 Post-
                                          Plan           SERP       Retirement        Plan        SERP     Retirement
                                       ---------------------------------------     ----------------------------------

Projected benefit obligation           $  (38,685)   $    (8,320)    $  (8,949)    $(37,801)    $(9,154)    $ (7,590)
Less plan assets at fair value             47,230           --            --         40,150        --           --
                                       ----------    -----------     ---------     --------     -------     --------
Plan assets in excess (deficient)
   of projected benefit obligation     $    8,545    $    (8,320)    $  (8,949)    $  2,349     $(9,154)    $ (7,590)
                                       ==========    ===========     =========     ========     =======     ========

Net asset (liability)                  $    1,240    $    (4,918)    $ (12,044)    $  1,322     $(4,135)    $(11,369)
                                       ==========    ===========     =========     ========     =======     ========

As of December 31, 1998 and 1997, the Company recognized an additional minimum net liability on the SERP of $1,482,000 and $3,848,000, respectively, as this plan is unfunded and the actuarial present value of accumulated benefit obligation exceeds the net pension liability. Prior to 1998, the change in the additional minimum net liability was reported in net income. Beginning in 1998, the change in the additional minimum net liability is recorded net of tax as a component of other comprehensive income directly in stockholder's equity, net of tax.




--------------------------------------------------------------------------------
Variable Survivorship                 95

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

The net periodic pension cost, employer contributions, plan participant contributions, and benefits paid for the defined benefit plans are as follows (in thousands):


                                     1998                                 1997                               1996
                        --------------------------------   ---------------------------------   ----------------------------------
                        Qualified               Post-       Qualified               Post-      Qualified                Post-
                           Plan      SERP     Retirement       Plan       SERP    Retirement      Plan       SERP      Retirement
                        --------------------------------   ---------------------------------   ----------------------------------
Net periodic pension
   expense              $ 82       $1,109       $893          $607      $1,502     $755         $  390     $1,109             $669
Employer contributions   --           325        218           --          317      198           --          320    Not available
Plan participants'
   contributions         --          --           77           --         --         71           --         --      Not available
Benefits paid            890          325        296           811         317      268          1,466        320              187

The information for employer and plan participant contributions to the postretirement plan for 1996 is not readily available.

Assumptions used in accounting for the defined benefit plans as of December 31, 1998, 1997, and 1996 were as follows:


                                                  1998      1997     1996
                                                 -------------------------

Weighted-average discount rate                    6.75%    7.25%    7.50%
Rate of increase in compensation level            4.00%    4.25%    4.50%
Expected long-term rate of return on assets       9.50%    9.50%    9.50%

Plan assets of the defined benefit plans at December 31, 1998 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds and common stock.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 9.75% graded to 5.25% over 9 years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1998 by $1,015,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $136,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1998 by $(862,000) and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $(113,000).

--------------------------------------------------------------------------------
Variable Survivorship                 96

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 1998 and 7.50% at December 31, 1997 and December 31, 1996.

401(K) PLAN

The Security Life of Denver Insurance Company Savings Incentive Plan (the Savings Plan) is a defined contribution plan which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $10,000 for 1998, and $9,500 for both 1997 and 1996. Such contributions are not currently taxable to the participants. The Company matches 100% of the first 3% of participants' contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4 1/2% of the individual's salary. Company matching contributions were $1,343,000 for 1998, $1,211,000 for 1997, and $1,143,000 for 1996.

Plan assets of the Savings Plan at December 31, 1998 are invested in a group deposit administration contract (the Contract) with the Company, various stock funds maintained by the Principal Financial Group, and loans to participants. The Contract is a policyholder liability of the Company and had a balance of $27.8 million and $26.6 million at December 31, 1998 and 1997, respectively.

6. SEPARATE ACCOUNTS

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders, and are excluded from the amounts reported in the consolidated statements of income except for fees charged for administration services and mortality risk.

--------------------------------------------------------------------------------
Variable Survivorship                 97

           Security Life of Denver Insurance Company and Subsidiaries

7. LEASES

In 1997, the Company terminated a significant operating lease agreement relating to electronic data processing equipment due to outsourcing of computer operations. The Company incurred $4,819,000 in lease expense in 1997 related to that agreement prior to termination. The Company does not have any other significant lease obligations. Total rental expense for all equipment leases was approximately $0, $4,993,000 and $6,151,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

8. REINSURANCE

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 1998, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $1,500,000. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion retroceded. Consequently, allowances are established for amounts deemed uncollectible. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. The use of reinsurance pools with retrocessionaires also minimizes the Company's exposure to significant losses from retrocessionaire insolvencies.

The Company assumes and cedes, on a coinsurance basis, guaranteed investment contracts (GICs) to and from affiliates under common ownership. As of December 31, 1998, $2.7 billion of an affiliate's invested assets were held in trust pursuant to these agreements.








--------------------------------------------------------------------------------
Variable Survivorship                 98

           Security Life of Denver Insurance Company and Subsidiaries

8. REINSURANCE (CONTINUED)

These GIC transactions are summarized as follows (in thousands):


                                                          1998                           1997
                                             ------------------------------------------------------------
                                                                 Policy                         Policy
                                                Deposits      Liabilities       Deposits     Liabilities
                                             ------------------------------------------------------------

Direct (nonaffiliated)                        $ 2,773,952     $ 3,112,460     $ 1,673,471      $2,527,957
Assumed from Life Insurance Company of
   Georgia                                           --            97,552          35,000         106,698
                                              -----------     -----------     -----------       ---------
                                                2,773,952       3,210,012       1,708,471       2,634,655
Ceded to Columbine Life Insurance Company      (2,547,743)     (2,696,409)     (1,479,371)     (2,231,118)
Ceded to Life Insurance Company of Georgia       (225,083)       (512,477)       (116,100)       (403,537)
Ceded to First Columbine Life Insurance
   Company                                         (1,126)         (1,126)           --              --
                                              -----------     -----------     -----------       ---------
Net                                           $      --       $      --       $   113,000      $     --
                                              ===========     ===========     ===========      ==========

Ceded GIC policy liabilities totaling $3,210 and $2,635 million as of December 31, 1998 and 1997, respectively, are classified as part of prepaid reinsurance premiums.

During 1998 and 1997, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financial and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financial arrangements and, in accordance with generally accepted accounting principles, are not reflected in the accompanying financial statements except for the risk fees paid to or received from reinsurers. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as amounts are recaptured from reinsurers. During 1998, the Company entered into a new financial reinsurance contract with an affiliated company.

9. INCOME TAXES

The Company files a consolidated federal income tax return with its parent and other U.S. affiliates and subsidiaries, with the exception of First ING. The affiliated companies that join in the filing of the consolidated federal income tax return have an agreement for the allocation of taxes between members that join in the consolidated return. The agreement specifies that the separate return payable or the separate return receivable of each member will be the federal income tax payable or receivable that the member would have had for the period had it filed a separate return.



--------------------------------------------------------------------------------
Variable Survivorship                 99

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                        December 31
                                                     1998          1997
                                                  ------------------------
Deferred tax liabilities:
   Deferred policy acquisition costs              $(272,970)    $(239,678)
   Unrealized gains/losses                          (42,556)      (51,312)
                                                  ---------     ---------
Total deferred tax liabilities                     (315,526)     (290,990)

Deferred tax assets:
   Benefit reserves and surplus relief              102,177       111,610
   Tax-basis deferred policy acquisition costs       83,836        71,241
   Investment income                                 13,712        13,459
   Unearned investment income                          --           9,208
   Nonqualified deferred compensation                14,667        14,129
   Postretirement employee benefits                   2,501         3,979
   Separate accounts                                 18,775         8,571
   Other, net                                        19,796         4,964
                                                  ---------     ---------
Total deferred tax assets                           255,464       237,161
                                                  ---------     ---------
Net deferred tax liabilities                      $ (60,062)    $ (53,829)
                                                  =========     =========


The components of federal income tax expense consist of the following (in thousands):


                                            December 31
                                  1998         1997         1996
                                ---------------------------------

Current                         $24,111      $37,542      $10,340
Deferred                          9,955        9,477       11,536
                                -------      -------      -------
Federal income tax expense      $34,066      $47,019      $21,876
                                =======      =======      =======


The Company's effective income tax rate did not vary significantly from the statutory federal income tax rate.




--------------------------------------------------------------------------------
Variable Survivorship                 100

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

The Company had net income tax payments (receipts) of $18,283,000 during 1998, $55,468,000 during 1997, and $(61,467,000) during 1996 for current income tax payments and settlements of prior year returns.

The Policyholder's Surplus Account is an accumulation of certain special deductions for income tax purposes and a portion of the "gains from operations" which were not subject to current taxation under the Life Insurance Tax Act of 1959. At December 31, 1984, the balance in this account for tax return purposes was approximately $70,800,000. The Tax Reform Act of 1984 provides that no further accumulations will be made in this account. If amounts accumulated in the Policyholder's Surplus Account exceed certain limits, or if distributions to the stockholder exceed amounts in the Stockholder's Surplus Account, to the extent of such excess amount or excess distributions, as determined for income tax purposes, amounts in the Policyholder's Surplus Account would become subject to income tax at rates in effect at that time. Should this occur, the maximum tax which would be paid at the current tax rate is $24,780,000. The Company does not anticipate any such action or foresee any events which would result in such tax; accordingly, a deferred tax liability has not been established.

10. LONG-TERM DEBT

Long-term indebtedness to related parties for $100,000,000 represents the cumulative cash draws on a $100,000,000 commitment from ING America Insurance Holdings, Inc. through December 31, 1998. This subordinated note bears interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury Bonds plus 1/4% adjusted annually.

The repayment of this note requires approval of the Commissioner of Insurance of the State of Colorado and is payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level.

The principal and interest is scheduled to be repaid in five annual installments beginning April 15, 2000 and continuing through April 15, 2004, with the option of prepaying any outstanding principal and accrued interest. As of December 31, 1998, the Company accrued interest of $5,387,000. Upon receiving approval from the Commissioner of Insurance of the State of Colorado, the Company made a $5,128,000 payment for accrued interest during 1998. The Company recognized interest expense of $5,387,000; $5,096,000; and $3,644,000 for the years ended December 31, 1998, 1997, and 1996, respectively.



--------------------------------------------------------------------------------
Variable Survivorship                 101

           Security Life of Denver Insurance Company and Subsidiaries

10. LONG-TERM DEBT (CONTINUED)

Future minimum payments, assuming a current effective interest rate of 5.41%, are as follows (in thousands):


                                               Total
YEAR                                         Payments
---------------------------------------------------------

2000                                          $ 25,946
2001                                            25,946
2002                                            25,946
2003                                            25,946
2004                                            25,946
                                              --------
Total                                          129,730
Less imputed interest                          (29,730)
                                              --------
Present value of payments                     $100,000
                                          =============

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES

Security Life and its insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by their state of domicile. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within the state, and may change in the future.

During 1998, the NAIC completed the process of codifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that Security Life uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domiciled within those states. Accordingly, before Codification becomes effective for Security Life, the State of Colorado must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time it is unknown whether the State of Colorado will adopt Codification.

--------------------------------------------------------------------------------
Variable Survivorship                 102

           Security Life of Denver Insurance Company and Subsidiaries

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES (CONTINUED)

Prescribed statutory reserve methodology does not fully encompass universal life-type products. The NAIC, however, has promulgated a Model Regulation regarding Universal Life Reserves. The Colorado Division of Insurance has not adopted the regulation, but requires that reserves be held which are at least as great as those required by Colorado Statutes. The NAIC UL Model Regulation is used by the Company to provide reserves consistent with the principles of this article. Because the reserves satisfy the requirements prescribed by the State of Colorado for the valuation of universal life insurance, the Company is permitted to compute reserves in accordance with this model regulation.

The NAIC prescribes Risk-Based Capital (RBC) requirements for life/health insurance companies. At December 31, 1998, the Company exceeded all minimum RBC requirements.

Combined capital and surplus, determined in accordance with statutory accounting practices (SAP), was $386,607,000 and $403,239,000 at December 31, 1998 and
1997, respectively. Combined net income, determined in accordance with SAP, was $11,712,000; $22,261,000; and $9,141,000 for the years ended December 31, 1998,
1997, and 1996, respectively.

Security Life is required to maintain a minimum total statutory capital and surplus in the state of domicile of $1,500,000. Midwestern United is required to maintain minimum statutory capital of $200,000 and surplus of $250,000 in the state of domicile. First ING is required to maintain minimum statutory capital of $1,000,000 and paid-in surplus of at least 50% of paid-in capital in the state of domicile. Each company exceeded its respective minimum statutory capital and surplus requirements at December 31, 1998. Additionally, the amount of dividends which can be paid by each company to its stockholder without prior approval of the various state insurance departments is generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations.




--------------------------------------------------------------------------------
Variable Survivorship                 103

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Life insurance liabilities that contain mortality risk and all nonfinancial instruments are excluded from disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.









--------------------------------------------------------------------------------
Variable Survivorship                 104

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997 are summarized below (in thousands):


                                            December 31, 1998                December 31, 1997
                                      -----------------------------   ------------------------------
                                        Carrying                          Carrying
                                         Amount        Fair Value        Amount        Fair Value
                                      -----------------------------   ------------------------------

Assets
Fixed maturities (Note 2)             $3,503,530      $3,503,530      $3,152,355      $3,152,355
Equity securities (Note 2)                 8,400           8,400           8,019           8,019
Mortgage loans                           784,108         832,629         576,620         630,019
Policy loans                             925,623         925,623         875,405         875,405
Short-term investments                       747             747          55,466          55,466
Cash                                      31,644          31,644          22,299          22,299
Indebtedness from
   related parties                         4,339           4,339           2,443           2,443
Separate account assets                  423,474         423,474         263,035         263,035

LIABILITIES
Supplemental contracts
   without life contingencies              3,966           3,966           4,240           4,240
Other policyholder funds left
   on deposit                             98,638          98,638          99,545          99,545
Individual and group
   annuities, net of reinsurance          87,096          86,007          43,313          43,077
Indebtedness to related
   parties                                13,755          13,755           7,704           7,704
Long-term debt to related
   parties                               100,000         100,000          75,000          75,000
Accrued interest on
   long-term debt to related
   parties                                 5,387           5,387           5,128           5,128
Separate account liabilities             423,474         423,474         263,035         263,035






--------------------------------------------------------------------------------
Variable Survivorship                 105

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values of all other financial instruments approximate their fair values.

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments:

    FIXED MATURITIES AND EQUITY SECURITIES: The fair values for fixed maturities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements and collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality and maturity which fall within a range between 4.5% - 14.0% over the total portfolio. The fair values of equity securities are based on quoted market prices.

    MORTGAGE LOANS: Estimated market values for commercial real estate loans are generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these are discounted at a greater spread to reflect increased risk.

    All residential loans are valued at their outstanding principal balances, which approximate their fair values.

    POLICY LOANS: The carrying amounts reported in the balance sheets for these financial instruments approximate their fair values.

    DERIVATIVE FINANCIAL INSTRUMENTS: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

--------------------------------------------------------------------------------
Variable Survivorship                 106

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

    OTHER INVESTMENT-TYPE INSURANCE CONTRACTS: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender value. The carrying values of other liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies and premium deposits, approximate their fair values.

    OFF-BALANCE-SHEET INSTRUMENTS: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $66,480,000 and $1,000,000 in 1998 and 1997, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such assets had a value of $433,689,000 and $493,757,000 at December 31, 1998 and 1997, respectively.
    Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 85% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

    LETTERS OF CREDIT

    The Company is the beneficiary of letters of credit totaling $197,254,000 which have a market value to the Company of $0 and two lines of credit totaling $284,471,000 which have a market value to the Company of $0 (see
    Note 14).

13. COMMITMENTS AND CONTINGENCIES

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.




--------------------------------------------------------------------------------
Variable Survivorship                 107

           Security Life of Denver Insurance Company and Subsidiaries

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In 1998, the Company established an accrued liability of $40,000,000 related to certain potential litigation similar to that faced by other major life insurers. This litigation relates to sales practices of interest sensitive policies. The Company is vigorously defending its position in these cases. No such litigation reserve was established in 1997. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.

14. OTHER FINANCING ARRANGEMENTS

The Company has a $144,471,000 line of credit issued by the Company's parent to provide short-term liquidity. The Company has an additional non-affiliated line of credit of $140,000,000, also to provide short-term liquidity, which expires July 31, 1999. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. There were no outstanding borrowings under either of these agreements at December 31, 1998 or 1997. The weighted-average balance outstanding of short-term debt was $37.5 million during 1998. The weighted-average interest rate paid on this debt during 1998 was 5.63% (see Note 12).

The Company is the beneficiary of letters of credit totaling $197,254,000 that were established in accordance with the terms of reinsurance agreements. Such letters of credit are unconditional, irrevocable, and provide for automatic renewal for the following year at December 31. The letters were unused during both 1998 and 1997.

15. YEAR 2000 (UNAUDITED)

The Company has initiated a program to prepare its computer systems and applications for the year 2000. This program includes all systems utilized by the Company as well as the systems of other companies that interface with the Company. The Company has completed modification and preliminary testing of portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost is estimated at approximately $6.4 million. To date the Company has incurred approximately $2.6 million for the above activities. Accordingly, the Company does not expect the amounts required for this project to have a material effect on its financial position.


--------------------------------------------------------------------------------
Variable Survivorship                 108

           Security Life of Denver Insurance Company and Subsidiaries

15. YEAR 2000 (UNAUDITED) (CONTINUED)

The project is estimated to be completed no later than June 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software, and conversions to new software, the Year 2000 will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely manner, it could have a material impact on the operations of the Company.

The Company has initiated formal communications and interface testing plans with all of its suppliers and customers to determine the extent to which its interface systems are vulnerable to those third parties' failure to have their systems Year 2000 compatible and will act accordingly to prevent operational disruptions.











--------------------------------------------------------------------------------

Variable Survivorship                 109

                                    Financial Statements

                                    Security Life Separate Account L1
                                    of Security Life of Denver
                                    Insurance Company


                                    Years ended December 31, 1998, 1997 and 1996 with Report of Independent Auditors




--------------------------------------------------------------------------------

Variable Survivorship                 110

                        Security Life Separate Account L1

                              Financial Statements


                  Years ended December 31, 1998, 1997 and 1996





                                    CONTENTS

Report of Independent Auditors ..............................................115

Audited Financial Statements

Statement of Net Assets .....................................................116
Statements of Operations ....................................................123
Statements of Changes in Net Assets .........................................142
Notes to Financial Statements ...............................................161





--------------------------------------------------------------------------------

Variable Survivorship                 111

[Logo of Ernst & Young LLP appears here]

                         Report of Independent Auditors

Policyholders
Security Life Separate Account L1 of
    Security Life of Denver Insurance Company

We have audited the accompanying statement of net assets of Security Life Separate Account L1 (comprising, respectively, the Neuberger Berman Advisers Management Trust (comprising the Limited Maturity Bond, Growth, Government Income and Partners Divisions) ("NB"), the Alger American Fund (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Divisions) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Growth, Overseas, Money Market and Index 500 Divisions) ("Fidelity"), the INVESCO Variable Investment Funds, Inc. (comprising the Total Return, Industrial Income, High Yield, Utilities and Small Company Growth Divisions) ("INVESCO"), the Van Eck Worldwide Trust (comprising the Worldwide Balanced, Worldwide Hard Assets, Worldwide Bond, Worldwide Emerging Markets and Worldwide Real Estate Divisions) ("Van Eck") and AIM Advisors, Inc. (comprising the Capital Appreciation and Government Securities Divisions) ("AIM")) as of December 31, 1998, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life Separate Account L1 at December 31, 1998, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.


Denver, Colorado                                           /s/ Ernst & Young LLP


April 5, 1999

--------------------------------------------------------------------------------
Variable Survivorship                 112

                        Security Life Separate Account L1

                             Statement of Net Assets

                                December 31, 1998



                                      Total
                                       All          Total        Total          Total          Total        Total        Total
                                    Divisions         NB         Alger        Fidelity        INVESCO      Van Eck        AIM
                                 -----------------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)         $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ------------   -----------   -----------   ------------   -----------   ----------   ----------
Net assets                       $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ============   ===========   ===========   ============   ===========   ==========   ==========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)        $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ------------   -----------   -----------   ------------   -----------   ----------   ----------

TOTAL POLICYHOLDER RESERVES      $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ============   ===========   ===========   ============   ===========   ==========   ==========


See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 113

                        Security Life Separate Account L1

                                December 31, 1998





                                                                           NB
                                       -------------------------------------------------------------------------------
                                            Total           Limited                        Government
                                             NB          Maturity Bond       Growth          Income        Partners
                                       --------------- ----------------- --------------- --------------- -------------
Assets
Investments in mutual funds at
   market value (Note C)                $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ------------    --------------    ------------    -----------    -----------
Net assets                              $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ============    ==============    ============    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ------------    --------------    ------------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ============    ==============    ============    ===========    ===========

Number of division units outstanding
   (Note G)                                              1,245,559.121     447,486.376          --       986,298.018
                                                        ==============    ============    ===========    ===========

Value per divisional unit                               $        12.51    $      20.17       $  --       $     22.78
                                                        ==============    ============    ===========    ===========


See accompanying notes.









--------------------------------------------------------------------------------
Variable Survivorship                 114

                        Security Life Separate Account L1

                                December 31, 1998



                                                                            Alger
                                      ------------------------------------------------------------------------
                                                        American       American                       American
                                           Total         Small          MidCap        American      Leveraged
                                           Alger     Capitalization     Growth         Growth         AllCap
                                      ----------------------------------------------------------  ------------
Assets
Investments in mutual funds at
   market value (Note C)                $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        -----------    -----------    ----------    -----------    ----------
Net assets                              $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        ===========    ===========    ==========    ===========    ==========


POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        -----------    -----------    ----------    -----------    ----------

TOTAL POLICYHOLDER RESERVES             $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        ===========    ===========    ==========    ===========    ==========

Number of division units outstanding
   (Note G)                                            838,692.418    402,532.472   923,696.066    221,642.446
                                                       ===========    ==========    ===========    ==========

Value per divisional unit                              $     18.49    $    22.91    $     24.80    $    30.69
                                                       ===========    ==========    ===========    ==========


See accompanying notes.



--------------------------------------------------------------------------------
Variable Survivorship                 115

                        Security Life Separate Account L1

                                December 31, 1998



                                                                                  Fidelity
                                      ----------------------------------------------------------------------------------------------
                                           Total          Asset                                            Money
                                         Fidelity        Manager         Growth          Overseas         Market          Index 500
                                      ----------------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)                $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net assets                              $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ============    ===========    ===========    ===========    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ------------    -----------    -----------    -----------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ============    ===========    ===========    ===========    ===========    ===========

Number of division units outstanding
   (Note G)                                             600,255.213    1,293,480.338  1,429,659.907  1,526,404.399  3,215,990.519
                                                        ===========    ===========    ===========    ===========    ===========

Value per divisional unit                               $     17.05    $     25.44    $     14.40    $     12.06    $     26.79
                                                        ===========    ===========    ===========    ===========    ===========



See accompanying notes.







--------------------------------------------------------------------------------
Variable Survivorship                 116

                        Security Life Separate Account L1

                                December 31, 1998





                                                                                    INVESCO
                                       ----------------------------------------------------------------------------------------
                                                                                                                        Small
                                            Total           Total        Industrial                                    Company
                                           INVESCO         Return          Income       High Yield     Utilities        Growth
                                       ----------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)                $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net assets                              $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ============    ===========    ===========    ===========    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ------------    -----------    -----------    -----------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ============    ===========    ===========    ===========    ===========    ===========

Number of division units outstanding
   (Note G)                                             450,557.216    473,616.752    486,858.648    110,379.616     67,506.441
                                                        ===========    ===========    ===========    ===========    ===========

Value per divisional unit                               $     17.99    $     22.92    $     16.19    $     18.49    $     11.09
                                                        ===========    ===========    ===========    ===========    ===========


See accompanying notes.






--------------------------------------------------------------------------------
Variable Survivorship                 117

                        Security Life Separate Account L1

                                December 31, 1998




                                                                                 Van Eck
                                      -----------------------------------------------------------------------------------------
                                                                         Worldwide                       Worldwide     Worldwide
                                           Total         Worldwide         Hard          Worldwide       Emerging        Real
                                          Van Eck        Balanced         Assets           Bond           Markets       Estate
                                      -----------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)                $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net assets                              $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ============    ===========    ===========    ===========    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ------------    -----------    -----------    -----------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ============    ===========    ===========    ===========    ===========    ===========

Number of division units outstanding
   (Note G)                                                   0.000    132,513.824     18,656.317     67,354.295      8,765.232
                                                        ===========    ===========    ===========    ===========    ===========

Value per divisional unit                               $      0.00    $      8.10    $     11.03    $      6.85    $      8.70
                                                        ===========    ===========    ===========    ===========    ===========


See accompanying notes.






--------------------------------------------------------------------------------
Variable Survivorship                 118

                        Security Life Separate Account L1

                                December 31, 1998




                                                            AIM
                                         ---------------------------------------
                                          Total          Capital    Government
                                           AIM        Appreciation  Securities
                                         ---------------------------------------

Assets
Investments in mutual funds at
   market value (Note C)                $3,800,153    $1,204,436    $2,595,717
                                        ----------    ----------    ----------
Net assets                              $3,800,153    $1,204,436    $2,595,717
                                        ==========    ==========    ==========
POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $3,800,153    $1,204,436    $2,595,717
                                        ----------    ----------    ----------

TOTAL POLICYHOLDER RESERVES             $3,800,153    $1,204,436    $2,595,717
                                        ==========    ==========    ==========

Number of division units outstanding
   (Note G)                                           105,457.867   246,150.062
                                                      ==========    ==========

Value per divisional unit                             $    11.42    $    10.55
                                                      ==========    ==========


See accompanying notes.









--------------------------------------------------------------------------------
Variable Survivorship                 119

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1998



                                         Total
                                          All          Total       Total        Total        Total        Total     Total
                                       Divisions        NB         Alger       Fidelity     INVESCO      Van Eck     AIM
                                     -------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds          $17,747,833  $ 4,273,690   $ 4,617,072  $ 6,943,854  $1,625,860  $ 189,620   $ 97,737
Less valuation period deductions
   (Note B)                            1,740,661      291,487       290,412      971,160     162,321     11,393     13,888
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------
Net investment income (loss)          16,007,172    3,982,203     4,326,660    5,972,694   1,463,539    178,227     83,849
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                         8,536,274      347,823     1,685,294    6,403,348     355,780   (260,570)     4,599
Net unrealized gains (losses) on
   investments                        18,766,977   (2,323,636)    5,825,800   15,230,082     248,681   (368,037)   154,087
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------
Net realized and unrealized gains
   (losses) on investments            27,303,251   (1,975,813)    7,511,094   21,633,430     604,461   (628,607)   158,686
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS  $43,310,423  $ 2,006,390   $11,837,754  $27,606,124  $2,068,000  $(450,380)  $242,535
                                     ===========  ===========   ===========  ===========  ==========  =========   ========


See accompanying notes.








--------------------------------------------------------------------------------
Variable Survivorship                 120

                        Security Life Separate Account L1

                          Year Ended December 31, 1998




                                                                            NB
                                       -------------------------------------------------------------------------
                                          Total           Limited                     Government
                                           NB          Maturity Bond      Growth        Income       Partners
                                       -------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $ 4,273,690    $   409,268    $1,579,109    $   136,565    $2,148,748
Less valuation period deductions
   (Note B)                                 291,487         87,183        52,660          3,213       148,431
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)              3,982,203        322,085     1,526,449        133,352     2,000,317
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                              347,823         10,003      (264,148)       (53,894)      655,862
Net unrealized gains (losses) on
   investments                           (2,323,636)        59,369       (81,576)       (60,954)   (2,240,475)
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
   (losses) on investments               (1,975,813)        69,372      (345,724)      (114,848)   (1,584,613)
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $ 2,006,390    $   391,457    $1,180,725    $    18,504    $  415,704
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.









--------------------------------------------------------------------------------
Variable Survivorship                 121

                        Security Life Separate Account L1

                          Year Ended December 31, 1998






                                                                         Alger
                                     -------------------------------------------------------------------------
                                                         American        American                   American
                                          Total           Small           MidCap     American      Leveraged
                                          Alger       Capitalization      Growth      Growth         AllCap
                                     -------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $ 4,617,072    $ 1,681,373    $  593,045    $ 2,196,712    $  145,942
Less valuation period deductions
   (Note B)                                 290,412         95,588        53,316        113,376        28,132
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)              4,326,660      1,585,785       539,729      2,083,336       117,810
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                            1,685,294        186,963       316,932        915,872       265,527
Net unrealized gains (losses) on
   investments                            5,825,800        166,990     1,022,340      3,099,428     1,537,042
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
   (losses) on investments                7,511,094        353,953     1,339,272      4,015,300     1,802,569
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $11,837,754    $ 1,939,738    $1,879,001    $ 6,098,636    $1,920,379
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.









--------------------------------------------------------------------------------
Variable Survivorship                 122

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                           Fidelity
                                        ---------------------------------------------------------------------------------------
                                            Total          Asset                                        Money
                                          Fidelity        Manager         Growth       Overseas         Market        Index 500
                                        ---------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  6,943,854    $   808,986    $ 2,663,618    $ 1,015,626    $   830,137    $ 1,625,487
Less valuation period deductions
   (Note B)                                  971,160         63,669        183,002        129,504        116,932        478,053
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               5,972,694        745,317      2,480,616        886,122        713,205      1,147,434
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                             6,403,348         20,247      1,534,000        298,379           --        4,550,722
Net unrealized gains (losses) on
   investments                            15,230,082        315,702      4,444,805        707,398           --        9,762,177
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
   (losses) on investments                21,633,430        335,949      5,978,805      1,005,777           --       14,312,899
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $ 27,606,124    $ 1,081,266    $ 8,459,421    $ 1,891,899    $   713,205    $15,460,333
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.













--------------------------------------------------------------------------------
Variable Survivorship                 123

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                                  INVESCO
                                     -------------------------------------------------------------------------------------------
                                                                                                                          Small
                                          Total           Total         Industrial                                       Company
                                         INVESCO         Return           Income        High Yield       Utilities       Growth
                                     -------------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  1,625,860    $   312,534    $   514,174    $   769,805    $    29,058    $       289
Less valuation period deductions
   (Note B)                                  162,321         40,898         60,678         49,140         10,730            875
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               1,463,539        271,636        453,496        720,665         18,328           (586)
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                               355,780        136,473        342,342       (151,382)        35,245         (6,898)
Net unrealized gains (losses) on
   investments                               248,681         73,689        359,519       (541,125)       282,500         74,098
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
   (losses) on investments                   604,461        210,162        701,861       (692,507)       317,745         67,200
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $  2,068,000    $   481,798    $ 1,155,357    $    28,158    $   336,073    $    66,614
                                        ============    ===========    ===========    ===========    ===========    ===========












See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 124

                        Security Life Separate Account L1

                          Year Ended December 31, 1998






                                                                                Van Eck
                                       -----------------------------------------------------------------------------------------
                                                                       Worldwide                     Worldwide      Worldwide
                                           Total        Worldwide         Hard        Worldwide       Emerging         Real
                                          Van Eck        Balanced        Assets          Bond         Markets         Estate
                                       -----------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $    189,620    $    45,674    $   143,946        $  --          $  --          $  --
Less valuation period deductions
   (Note B)                                   11,393          1,050          8,170            212          1,736            225
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)                 178,227         44,624        135,776           (212)        (1,736)          (225)
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                              (260,570)         4,682       (162,110)           130       (101,436)        (1,836)
Net unrealized gains (losses) on
   investments                              (368,037)       (23,403)      (395,698)         3,953         47,140            (29)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
   (losses) on investments                  (628,607)       (18,721)      (557,808)         4,083        (54,296)        (1,865)
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $   (450,380)   $    25,903    $  (422,032)   $     3,871    $   (56,032)   $    (2,090)
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.












--------------------------------------------------------------------------------
Variable Survivorship                 125

                        Security Life Separate Account L1

                          Year Ended December 31, 1998




                                                           AIM
                                         ---------------------------------------
                                            Total       Capital     Government
                                             AIM     Appreciation   Securities
                                         ---------------------------------------

Investment income
Dividends from mutual funds             $   97,737    $   27,109    $   70,628
Less valuation period deductions
   (Note B)                                 13,888         3,056        10,832
                                        ----------    ----------    ----------
Net investment income (loss)                83,849        24,053        59,796
                                        ----------    ----------    ----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                               4,599        (3,315)        7,914
Net unrealized gains (losses) on
   investments                             154,087       119,225        34,862
                                        ----------    ----------    ----------
Net realized and unrealized gains
   (losses) on investments                 158,686       115,910        42,776
                                        ----------    ----------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $  242,535    $  139,963    $  102,572
                                        ==========    ==========    ==========











See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 126

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1997




                                             Total
                                              All            Total         Total          Total         Total          Total
                                           Divisions          NB           Alger        Fidelity       INVESCO        Van Eck
                                        ---------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  4,158,702    $   678,740    $   323,895    $ 2,094,346    $ 1,039,818    $    21,903
Less valuation period deductions
    (Note B)                                 813,630        135,310        141,930        461,022         67,625          7,743
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               3,345,072        543,430        181,965      1,633,324        972,193         14,160
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                            3,199,375        406,286        894,818      1,320,426        523,956         53,889
Net unrealized gains (losses) on
    investments                           10,643,150      2,273,595      1,647,989      6,476,412        298,662        (53,508)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments               13,842,525      2,679,881      2,542,807      7,796,838        822,618            381
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 17,187,597    $ 3,223,311    $ 2,724,772    $ 9,430,162    $ 1,794,811    $    14,541
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.















--------------------------------------------------------------------------------
Variable Survivorship                 127

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                            NB
                                      --------------------------------------------------------------------------
                                          Total           Limited                     Government
                                            NB         Maturity Bond    Growth          Income      Partners
                                      --------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $   678,740    $   156,667    $  183,497    $    72,086    $  266,490
Less valuation period deductions
    (Note B)                                135,310         33,725        24,959         10,366        66,260
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                543,430        122,942       158,538         61,720       200,230
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             406,286        (20,056)       14,997         25,762       385,583
Net unrealized gains (losses) on
    investments                           2,273,595        159,151       533,906         26,882     1,553,656
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments               2,679,881        139,095       548,903         52,644     1,939,239
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 3,223,311    $   262,037    $  707,441    $   114,364    $2,139,469
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 128

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                                          Alger
                                        ------------------------------------------------------------------------
                                                          American      American                    American
                                             Total         Small         MidCap      American       Leveraged
                                             Alger     Capitalization    Growth       Growth         AllCap
                                        ------------------------------------------------------------------------

Investment income
Dividends from mutual funds             $   323,895    $   218,789    $   55,945    $    49,161    $     --
Less valuation period deductions
    (Note B)                                141,930         51,004        28,138         48,785        14,003
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                181,965        167,785        27,807            376       (14,003)
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             894,818        114,651       228,363        237,727       314,077
Net unrealized gains (losses) on
    investments                           1,647,989        483,518       246,489        970,056       (52,074)
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments               2,542,807        598,169       474,852      1,207,783       262,003
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 2,724,772    $   765,954    $  502,659    $ 1,208,159    $  248,000
                                        ===========    ===========    ==========    ===========   ===========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 129

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                                           Fidelity
                                       ----------------------------------------------------------------------------------------
                                           Total            Asset                                       Money
                                         Fidelity          Manager        Growth       Overseas         Market       Index 500
                                       ----------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  2,094,346    $   204,696    $   274,868    $   451,874    $   764,538    $   398,370
Less valuation period deductions
    (Note B)                                 461,022         27,097         91,298         60,714        107,253        174,660
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               1,633,324        177,599        183,570        391,160        657,285        223,710
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                            1,320,426         33,000        662,436        332,544           --          292,446
Net unrealized gains (losses) on
    investments                            6,476,412        350,408      1,347,793       (305,456)          --        5,083,667
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments                7,796,838        383,408      2,010,229         27,088           --        5,376,113
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $  9,430,162    $   561,007    $ 2,193,799    $   418,248    $   657,285    $ 5,599,823
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 130

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                         INVESCO
                                      ---------------------------------------------------------------------------
                                           Total          Total       Industrial
                                          INVESCO        Return         Income       High Yield      Utilities
                                      ---------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $ 1,039,818    $    76,461    $  417,376    $   519,369    $   26,612
Less valuation period deductions
    (Note B)                                 67,625         12,921        27,525         23,478         3,701
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                972,193         63,540       389,851        495,891        22,911
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             523,956         46,241       116,951        269,799        90,965
Net unrealized gains (losses) on
    investments                             298,662        203,429       324,767       (253,231)       23,697
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 822,618        249,670       441,718         16,568       114,662
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 1,794,811    $   313,210    $  831,569    $   512,459    $  137,573
                                        ===========    ===========    ==========    ===========   ===========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 131

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                         Van Eck
                                      ------------------------------------------
                                           Total       Worldwide     Worldwide
                                          Van Eck      Balanced     Hard Assets
                                      ------------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $   21,903    $    9,006    $   12,897
Less valuation period deductions
    (Note B)                                 7,743         3,329         4,414
                                        ----------    ----------    ----------
Net investment income (loss)                14,160         5,677         8,483
                                        ----------    ----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             53,889        37,785        16,104
Net unrealized gains (losses) on
    investments                            (53,508)        4,122       (57,630)
                                        ----------    ----------    ----------
Net realized and unrealized gains
    (losses) on investments                    381        41,907       (41,526)
                                        ----------    ----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $   14,541    $   47,584    $  (33,043)
                                        ==========    ==========    ==========


See accompanying notes.












--------------------------------------------------------------------------------
Variable Survivorship                 132

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1996


                                            Total
                                             All             Total         Total         Total          Total         Total
                                          Divisions           NB           Alger        Fidelity       INVESCO       Van Eck
                                        --------------------------------------------------------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $  1,183,779    $   292,143    $    56,842    $   593,973    $   238,653    $     2,168
Less valuation period deductions
    (Note B)                                 241,127         50,116         44,898        128,637         14,752          2,724
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)                 942,652        242,027         11,944        465,336        223,901           (556)
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                              401,852         86,478         62,058         97,833        143,358         12,125
Net unrealized gains (losses) on
    investments                            2,675,307        557,274        396,915      1,736,167        (43,084)        28,035
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments                3,077,159        643,752        458,973      1,834,000        100,274         40,160
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $  4,019,811    $   885,779    $   470,917    $ 2,299,336    $   324,175    $    39,604
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.










--------------------------------------------------------------------------------
Variable Survivorship                 133

                        Security Life Separate Account L1

                          Year Ended December 31, 1996





                                                                         NB
                                       --------------------------------------------------------------------------
                                            Total         Limited                    Government
                                             NB        Maturity Bond     Growth        Income        Partners
                                       --------------------------------------------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $   292,143    $   127,305    $   76,287    $    35,420    $   53,131
Less valuation period deductions
    (Note B)                                 50,116         13,218         9,400          8,882        18,616
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                242,027        114,087        66,887         26,538        34,515
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                              86,478        (16,561)      (22,601)         3,867       121,773
Net unrealized gains (losses) on
    investments                             557,274        (29,330)       65,061            443       521,100
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 643,752        (45,891)       42,460          4,310       642,873
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   885,779    $    68,196    $  109,347    $    30,848    $  677,388
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 134

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                          Alger
                                        ---------------------------------------------------------------------------
                                                        American         American                    American
                                          Total           Small           MidCap       American      Leveraged
                                          Alger      Capitalization       Growth        Growth        AllCap
                                        ---------------------------------------------------------------------------

Investment income
Dividends from mutual funds             $    56,842    $     7,668    $   10,435    $    37,109    $    1,630
Less valuation period deductions
    (Note B)                                 44,898         18,457         7,398         16,087         2,956
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                 11,944        (10,789)        3,037         21,022        (1,326)
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                              62,058          8,187         9,936         22,907        21,028
Net unrealized gains (losses) on
    investments                             396,915         58,340        89,398        227,107        22,070
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 458,973         66,527        99,334        250,014        43,098
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   470,917    $    55,738    $  102,371    $   271,036    $   41,772
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.












--------------------------------------------------------------------------------
Variable Survivorship                 135

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                        Fidelity
                                        -------------------------------------------------------------------------------------
                                            Total         Asset                                        Money
                                          Fidelity       Manager         Growth        Overseas        Market       Index 500
                                        ------------- ------------- -------------- ------------- -------------- -------------
Investment income
Dividends from mutual funds             $    593,973    $     9,800    $   109,786    $    27,966    $   246,349    $   200,072
Less valuation period deductions
    (Note B)                                 128,637          3,818         25,455         16,972         35,006         47,386
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)                 465,336          5,982         84,331         10,994        211,343        152,686
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                               97,833          7,905          9,661         34,235           --           46,032
Net unrealized gains (losses) on
    investments                            1,736,167         63,068        273,435        238,529           --        1,161,135
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments                1,834,000         70,973        283,096        272,764           --        1,207,167
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $  2,299,336    $    76,955    $   367,427    $   283,758    $   211,343    $ 1,359,853
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 136

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                          INVESCO
                                        -----------------------------------------------------------------------
                                             Total           Total     Industrial
                                            INVESCO         Return       Income       High Yield    Utilities
                                        -----------------------------------------------------------------------
Investment income
Dividends from mutual funds             $   238,653    $    25,285    $   93,816    $   114,676    $    4,876
Less valuation period deductions
    (Note B)                                 14,752          3,402         4,272          6,357           721
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                223,901         21,883        89,544        108,319         4,155
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             143,358         28,264        30,929         82,830         1,335
Net unrealized gains (losses) on
    investments                             (43,084)        10,956        (7,082)       (53,402)        6,444
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 100,274         39,220        23,847         29,428         7,779
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   324,175    $    61,103    $  113,391    $   137,747    $   11,934
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 137

                        Security Life Separate Account L1

                          Year Ended December 31, 1996





                                                      Van Eck
                                        ----------------------------------------
                                            Total      Worldwide     Worldwide
                                           Van Eck     Balanced     Hard Assets
                                        ----------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $    2,168    $      169    $    1,999
Less valuation period deductions
    (Note B)                                 2,724         1,304         1,420
                                        ----------    ----------    ----------
Net investment income (loss)                  (556)       (1,135)          579
                                        ----------    ----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             12,125         2,984         9,141
Net unrealized gains (losses) on
    investments                             28,035        19,343         8,692
                                        ----------    ----------    ----------
Net realized and unrealized gains
    (losses) on investments                 40,160        22,327        17,833
                                        ----------    ----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   39,604    $   21,192    $   18,412
                                        ==========    ==========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Variable Survivorship                 138

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1998



                                            Total
                                             All          Total        Total         Total       Total         Total       Total
                                          Divisions         NB         Alger       Fidelity     INVESCO       Van Eck       AIM
                                        --------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 16,007,172  $ 3,982,203  $ 4,326,660  $  5,972,694  $ 1,463,539  $  178,227  $   83,849
Net realized gains (losses) on
   investments                             8,536,274      347,823    1,685,294     6,403,348      355,780    (260,570)      4,599
Net unrealized gains (losses) on
   investments                            18,766,977   (2,323,636)   5,825,800    15,230,082      248,681    (368,037)    154,087
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------
Increase (decrease) in net assets
   from operations                        43,310,423    2,006,390   11,837,754    27,606,124    2,068,000    (450,380)    242,535
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             128,820,440   12,563,792   13,089,164    92,335,231    8,092,294     875,501   1,864,458
Cost of insurance and
   administrative charges                (14,458,798)  (2,063,802)  (2,525,683)   (8,200,381)  (1,481,570)   (108,634)    (78,728)
Benefit payments                            (306,862)     (11,220)     (26,492)     (259,989)      (9,161)       --          --
Surrenders                               (10,842,736)    (725,767)    (859,454)   (8,654,377)    (586,533)    (15,198)     (1,407)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   (3,936,799)   8,461,193    4,831,250   (25,231,056)   6,011,967     216,552   1,773,295
Other                                        (41,582)     (87,331)     (18,626)       54,208        9,107       1,060        --
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------
Increase (decrease) from principal
   transactions                           99,233,663   18,136,865   14,490,159    50,043,636   12,036,104     969,281   3,557,618
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------

Total increase (decrease) in net assets  142,544,086   20,143,255   26,327,913    77,649,760   14,104,104     518,901   3,800,153

Net assets at beginning of year          162,486,020   26,924,496   28,100,608    90,636,169   15,526,649   1,298,098        --
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------

Net assets at end of year               $305,030,106  $47,067,751  $54,428,521  $168,285,929  $29,630,753  $1,816,999  $3,800,153
                                        ============  ===========  ===========  ============  ===========  ==========  ==========


See accompanying notes.












--------------------------------------------------------------------------------
Variable Survivorship                 139

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                              NB
                                      -----------------------------------------------------------------------------
                                           Total           Limited                     Government
                                            NB          Maturity Bond     Growth         Income      Partners
                                      --------------- --------------- ------------- --------------- ---------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 3,982,203    $   322,085    $1,526,449    $   133,352    $2,000,317
Net realized gains (losses) on
   investments                              347,823         10,003      (264,148)       (53,894)      655,862
Net unrealized gains (losses) on
   investments                           (2,323,636)        59,369       (81,576)       (60,954)   (2,240,475)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets
   from operations                        2,006,390        391,457     1,180,725         18,504       415,704
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             12,563,792      3,839,599     2,578,265         31,593     6,114,335
Cost of insurance and
   administrative charges                (2,063,802)      (492,782)     (393,894)       (14,839)   (1,162,287)
Benefit payments                            (11,220)          --            --             --         (11,220)
Surrenders                                 (725,767)       (15,922)     (419,497)        (3,243)     (287,105)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   8,461,193      5,212,588       513,663       (894,126)    3,629,068
Other                                       (87,331)       (31,757)        3,226        (31,566)      (27,234)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          18,136,865      8,511,726     2,281,763       (912,181)    8,255,557
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  20,143,255      8,903,183     3,462,488       (893,677)    8,671,261

Net assets at beginning of year          26,924,496      6,675,166     5,563,672        893,677    13,791,981
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $47,067,751    $15,578,349    $9,026,160    $      --      $22,463,242
                                        ===========    ===========    ==========    ===========    ===========


See accompanying notes.





--------------------------------------------------------------------------------
Variable Survivorship                 140

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                            Alger
                                      ----------------------------------------------------------------------------
                                                          American       American                    American
                                           Total           Small          MidCap      American       Leveraged
                                           Alger       Capitalization     Growth       Growth         AllCap
                                      ----------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 4,326,660    $ 1,585,785    $  539,729    $ 2,083,336    $  117,810
Net realized gains (losses) on
   investments                            1,685,294        186,963       316,932        915,872       265,527
Net unrealized gains (losses) on
   investments                            5,825,800        166,990     1,022,340      3,099,428     1,537,042
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets
   from operations                       11,837,754      1,939,738     1,879,001      6,098,636     1,920,379
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             13,089,164      4,154,774     2,573,424      5,298,963     1,062,003
Cost of insurance and
   administrative charges                (2,525,683)      (803,988)     (473,224)      (989,260)     (259,211)
Benefit payments                            (26,492)       (14,248)      (12,244)          --            --
Surrenders                                 (859,454)      (196,345)     (376,263)      (216,867)      (69,979)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   4,831,250        (35,168)      528,261      3,094,366     1,243,791
Other                                       (18,626)          (504)      (14,286)         1,597        (5,433)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          14,490,159      3,104,521     2,225,668      7,188,799     1,971,171
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  26,327,913      5,044,259     4,104,669     13,287,435     3,891,550

Net assets at beginning of year          28,100,608     10,459,112     5,115,538      9,616,179     2,909,779
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Variable Survivorship                 141

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                                Fidelity
                                       -------------------------------------------------------------------------------------------
                                            Total           Asset                                        Money
                                          Fidelity         Manager        Growth        Overseas         Market       Index 500
                                       -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  5,972,694    $   745,317     $             $   886,122    $   713,205    $ 1,147,434
                                                                                                                      2,480,616
Net realized gains (losses) on
   investments                             6,403,348         20,247      1,534,000        298,379           --        4,550,722
Net unrealized gains (losses) on
   investments                            15,230,082        315,702      4,444,805        707,398           --        9,762,177
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   from operations                        27,606,124      1,081,266      8,459,421      1,891,899        713,205     15,460,333
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              92,335,231      2,713,832      8,443,426      5,709,711     55,421,815     20,046,447
Cost of insurance and
   administrative charges                 (8,200,381)      (490,838)    (1,358,671)      (939,010)    (1,769,895)    (3,641,967)
Benefit payments                            (259,989)          --           (8,890)        (8,379)      (240,733)        (1,987)
Surrenders                                (8,654,377)      (652,157)    (2,494,098)      (438,536)    (2,335,262)    (2,734,324)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  (25,231,056)     1,440,884      1,798,160      2,169,798    (48,429,964)    17,790,066
Other                                         54,208          7,219        (14,128)       (29,375)        39,827         50,665
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           50,043,636      3,018,940      6,365,799      6,464,209      2,685,788     31,508,900
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets   77,649,760      4,100,206     14,825,220      8,356,108      3,398,993     46,969,233

Net assets at beginning of year           90,636,169      6,137,073     18,074,922     12,225,779     15,013,259     39,185,136
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Variable Survivorship                 142

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                                  INVESCO
                                      -------------------------------------------------------------------------------------------
                                                                                                                         Small
                                           Total           Total        Industrial                                      Company
                                          INVESCO         Return          Income        High Yield       Utilities      Growth
                                      -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  1,463,539    $   271,636    $   453,496    $   720,665    $    18,328    $      (586)
Net realized gains (losses) on
   investments                               355,780        136,473        342,342       (151,382)        35,245         (6,898)
Net unrealized gains (losses) on
   investments                               248,681         73,689        359,519       (541,125)       282,500         74,098
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   from operations                         2,068,000        481,798      1,155,357         28,158        336,073         66,614
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               8,092,294      2,104,849      3,170,236      2,297,048        435,105         85,056
Cost of insurance and
   administrative charges                 (1,481,570)      (425,176)      (567,563)      (389,895)       (87,692)       (11,244)
Benefit payments                              (9,161)          --           (9,161)          --             --             --
Surrenders                                  (586,533)       (56,509)      (192,220)      (329,292)        (8,210)          (302)
Net transfers among divisions
   (including the loan division and
   Guaranteed interest division in
   the general account)                    6,011,967      2,955,200      1,315,595        931,519        201,017        608,636
Other                                          9,107            556         22,617        (18,840)         4,856            (82)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           12,036,104      4,578,920      3,739,504      2,490,540        545,076        682,064
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets   14,104,104      5,060,718      4,894,861      2,518,698        881,149        748,678

Net assets at beginning of year           15,526,649      3,044,610      5,958,144      5,364,084      1,159,811           --
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ============    ===========    ===========    ===========    ===========    ===========




See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 143

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                                  Van Eck
                                      -------------------------------------------------------------------------------------------
                                                                           Worldwide                     Worldwide      Worldwide
                                             Total         Worldwide         Hard        Worldwide        Emerging         Real
                                            Van Eck        Balanced         Assets         Bonds          Markets         Estate
                                      -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $    178,227    $    44,624    $   135,776    $      (212)   $    (1,736)   $      (225)
Net realized gains (losses) on
   investments                              (260,570)         4,682       (162,110)           130       (101,436)        (1,836)
Net unrealized gains (losses) on
   investments                              (368,037)       (23,403)      (395,698)         3,953         47,140            (29)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   from operations                          (450,380)        25,903       (422,032)         3,871        (56,032)        (2,090)
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                 875,501         (1,347)       571,430        129,336        137,102         38,980
Cost of insurance and
   administrative charges                   (108,634)        (9,423)       (86,867)        (1,544)        (7,777)        (3,023)
Benefit payments                                --             --             --              --             --             --
Surrenders                                   (15,198)        (3,105)       (11,871)           --             --            (222)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                      216,552       (399,466)       111,286         74,151        387,960         42,621
Other                                          1,060             90          1,059             (7)           (97)            15
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                              969,281       (413,251)       585,037        201,936        517,188         78,371
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets      518,901       (387,348)       163,005        205,807        461,156         76,281

Net assets at beginning of year            1,298,098        387,348        910,750           --             --             --
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $  1,816,999    $      --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Variable Survivorship                 144

                        Security Life Separate Account L1

                          Year Ended December 31, 1998


                                                           AIM
                                         ---------------------------------------
                                           Total         Capital     Government
                                            AIM       Appreciation   Securities
                                         ---------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   83,849    $   24,053    $   59,796
Net realized gains (losses) on
   investments                               4,599        (3,315)        7,914
Net unrealized gains (losses) on
   investments                             154,087       119,225        34,862
                                        ----------    ----------    ----------
Increase (decrease) in net assets
   from operations                         242,535       139,963       102,572
                                        ----------    ----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             1,864,458       329,635     1,534,823
Cost of insurance and
   administrative charges                  (78,728)      (28,940)      (49,788)
Benefit payments                              --            --            --
Surrenders                                  (1,407)       (1,407)         --
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  1,773,295       765,185     1,008,110
Other                                         --            --            --
                                        ----------    ----------    ----------
Increase (decrease) from principal
   transactions                          3,557,618     1,064,473     2,493,145
                                        ----------    ----------    ----------

Total increase (decrease) in net assets  3,800,153     1,204,436     2,595,717

Net assets at beginning of year               --            --            --
                                        ----------    ----------    ----------

Net assets at end of year               $3,800,153    $1,204,436    $2,595,717
                                        ==========    ==========    ==========



See accompanying notes.



--------------------------------------------------------------------------------
Variable Survivorship                 145

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1997


                                           Total
                                            All           Total          Total           Total          Total          Total
                                         Divisions          NB           Alger          Fidelity       INVESCO        Van Eck
                                      -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  3,345,072    $   543,430    $   181,965    $ 1,633,324    $   972,193    $    14,160
Net realized gains (losses) on
   investments                             3,199,375        406,286        894,818      1,320,426        523,956         53,889
Net unrealized gains (losses) on
   investments                            10,643,150      2,273,595      1,647,989      6,476,412        298,662        (53,508)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets from
   operations                             17,187,597      3,223,311      2,724,772      9,430,162      1,794,811         14,541
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             104,747,260      5,555,766      6,944,048     89,309,110      2,683,620        254,716
Cost of insurance and
   administrative charges                 (8,284,944)      (957,887)    (1,466,664)    (5,155,026)      (614,145)       (91,222)
Benefit payments                            (406,386)       (20,591)       (63,369)      (322,263)          (163)          --
Surrenders                                (1,977,696)      (146,698)      (412,252)    (1,294,484)      (112,699)       (11,563)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   (6,642,529)     8,721,432      9,006,938    (32,708,946)     7,796,299        541,748
Other                                          5,891          9,817         11,046        (21,999)        11,180         (4,153)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           87,441,596     13,161,839     14,019,747     49,806,392      9,764,092        689,526
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets  104,629,193     16,385,150     16,744,519     59,236,554     11,558,903        704,067

Net assets at beginning of year           57,856,827     10,539,346     11,356,089     31,399,615      3,967,746        594,031
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $162,486,020    $26,924,496    $28,100,608    $90,636,169    $15,526,649    $ 1,298,098
                                        ============    ===========    ===========    ===========    ===========    ===========

See accompanying notes.





--------------------------------------------------------------------------------
Variable Survivorship                 146

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                                              NB
                                       ------------------------------------------------------------------------
                                            Total        Limited                     Government
                                             NB       Maturity Bond      Growth        Income        Partners
                                       ------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   543,430    $   122,942    $  158,538    $    61,720    $  200,230
Net realized gains (losses) on
   investments                              406,286        (20,056)       14,997         25,762       385,583
Net unrealized gains (losses) on
   investments                            2,273,595        159,151       533,906         26,882     1,553,656
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets from
   operations                             3,223,311        262,037       707,441        114,364     2,139,469
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              5,555,766      1,332,125     1,158,704        324,257     2,740,680
Cost of insurance and
   administrative charges                  (957,887)      (163,472)     (219,117)       (62,075)     (513,223)
Benefit payments                            (20,591)          --            --             --         (20,591)
Surrenders                                 (146,698)        (3,761)      (71,838)          (792)      (70,307)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   8,721,432      2,758,363     2,141,068     (1,023,987)    4,845,988
Other                                         9,817         (2,202)       11,700         (6,404)        6,723
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          13,161,839      3,921,053     3,020,517       (769,001)    6,989,270
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease)  in net assets 16,385,150      4,183,090     3,727,958       (654,637)    9,128,739

Net assets at beginning of year          10,539,346      2,492,076     1,835,714      1,548,314     4,663,242
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $26,924,496    $ 6,675,166    $5,563,672    $   893,677    $13,791,981
                                        ===========    ===========    ==========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Variable Survivorship                 147

                        Security Life Separate Account L1

                          Year Ended December 31, 1997


                                                                         Alger
                                       ------------------------------------------------------------------------------
                                                          American      American                     American
                                            Total          Small         MidCap       American       Leveraged
                                            Alger      Capitalization    Growth        Growth         AllCap
                                       --------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   181,965    $   167,785    $   27,807    $       376    $  (14,003)
Net realized gains (losses) on
   investments                              894,818        114,651       228,363        237,727       314,077
Net unrealized gains (losses) on
   investments                            1,647,989        483,518       246,489        970,056       (52,074)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets from
   operations                             2,724,772        765,954       502,659      1,208,159       248,000
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              6,944,048      2,630,863     1,276,492      2,334,377       702,316
Cost of insurance and
   administrative charges                (1,466,664)      (526,742)     (299,891)      (479,902)     (160,129)
Benefit payments                            (63,369)          --         (62,593)          (776)         --
Surrenders                                 (412,252)      (255,386)      (74,317)       (58,850)      (23,699)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   9,006,938      3,518,384     1,419,061      2,796,911     1,272,582
Other                                        11,046         (6,069)       19,072          2,082        (4,039)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          14,019,747      5,361,050     2,277,824      4,593,842     1,787,031
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  16,744,519      6,127,004     2,780,483      5,802,001     2,035,031

Net assets at beginning of year          11,356,089      4,332,108     2,335,055      3,814,178       874,748
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $28,100,608    $10,459,112    $5,115,538    $ 9,616,179    $2,909,779
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.




--------------------------------------------------------------------------------
Variable Survivorship                 148

                        Security Life Separate Account L1

                          Year Ended December 31, 1997


                                                                               Fidelity
                                       -----------------------------------------------------------------------------------------
                                           Total           Asset                                       Money
                                          Fidelity        Manager        Growth        Overseas        Market       Index 500
                                       -----------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  1,633,324    $   177,599    $   183,570    $   391,160    $   657,285    $   223,710
Net realized gains (losses) on
   investments                             1,320,426         33,000        662,436        332,544           --          292,446
Net unrealized gains (losses) on
   investments                             6,476,412        350,408      1,347,793       (305,456)          --        5,083,667
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets from
   operations                              9,430,162        561,007      2,193,799        418,248        657,285      5,599,823
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              89,309,110      2,162,759      4,558,270      2,410,373     73,366,740      6,810,968
Cost of insurance and
   administrative charges                 (5,155,026)      (242,289)      (813,161)      (525,615)    (2,213,630)    (1,360,331)
Benefit payments                            (322,263)       (20,969)          (548)        (1,233)      (257,371)       (42,142)
Surrenders                                (1,294,484)       (92,218)      (135,829)       (91,869)      (870,621)      (103,947)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  (32,708,946)     2,215,879      5,219,755      5,730,183    (63,929,591)    18,054,828
Other                                        (21,999)         7,567          3,217         10,563        (35,219)        (8,127)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           49,806,392      4,030,729      8,831,704      7,532,402      6,060,308     23,351,249
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets   59,236,554      4,591,736     11,025,503      7,950,650      6,717,593     28,951,072

Net assets at beginning of year           31,399,615      1,545,337      7,049,419      4,275,129      8,295,666     10,234,064
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 90,636,169    $ 6,137,073    $18,074,922    $12,225,779    $15,013,259    $39,185,136
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Variable Survivorship                 149

                        Security Life Separate Account L1

                          Year Ended December 31, 1997



                                                                         INVESCO
                                      -------------------------------------------------------------------------------
                                           Total           Total        Industrial
                                          INVESCO         Return          Income        High Yield       Utilities
                                      --------------- --------------- --------------- --------------- ---------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   972,193    $    63,540    $  389,851    $   495,891    $   22,911
Net realized gains (losses) on
   investments                              523,956         46,241       116,951        269,799        90,965
Net unrealized gains (losses) on
   investments                              298,662        203,429       324,767       (253,231)       23,697
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets from
   operations                             1,794,811        313,210       831,569        512,459       137,573
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              2,683,620        517,831     1,250,551        835,890        79,348
Cost of insurance and
   administrative charges                  (614,145)      (133,107)     (266,208)      (177,612)      (37,218)
Benefit payments                               (163)          --            --             (163)         --
Surrenders                                 (112,699)       (28,672)      (37,810)        (9,783)      (36,434)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   7,796,299      1,498,300     2,804,344      2,695,587       798,068
Other                                        11,180          2,581         6,081          2,305           213
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                           9,764,092      1,856,933     3,756,958      3,346,224       803,977
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  11,558,903      2,170,143     4,588,527      3,858,683       941,550

Net assets at beginning of year           3,967,746        874,467     1,369,617      1,505,401       218,261
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $15,526,649    $ 3,044,610    $5,958,144    $ 5,364,084    $1,159,811
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Variable Survivorship                 150

                        Security Life Separate Account L1

                          Year Ended December 31, 1997


                                                        Van Eck
                                        --------------------------------------
                                                                      Worldwide
                                           Total      Worldwide         Hard
                                          Van Eck      Balanced        Assets
                                        ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   14,160    $    5,677    $    8,483
Net realized gains (losses) on
   investments                              53,889        37,785        16,104
Net unrealized gains (losses) on
   investments                             (53,508)        4,122       (57,630)
                                        ----------    ----------    ----------
Increase (decrease) in net assets from
   operations                               14,541        47,584       (33,043)
                                        ----------    ----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               254,716        65,167       189,549
Cost of insurance and
   administrative charges                  (91,222)      (44,774)      (46,448)
Benefit payments                              --            --            --
Surrenders                                 (11,563)       (7,995)       (3,568)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                    541,748          (120)      541,868
Other                                       (4,153)         (319)       (3,834)
                                        ----------    ----------    ----------
Increase (decrease) from principal
   transactions                            689,526        11,959       677,567
                                        ----------    ----------    ----------

Total increase (decrease) in net assets    704,067        59,543       644,524

Net assets at beginning of year            594,031       327,805       266,226
                                        ----------    ----------    ----------

Net assets at end of year               $1,298,098    $  387,348    $  910,750
                                        ==========    ==========    ==========


See accompanying notes.




--------------------------------------------------------------------------------
Variable Survivorship                 151

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1996



                                            Total
                                             All            Total          Total          Total          Total          Total
                                          Divisions           NB           Alger         Fidelity       INVESCO        Van Eck
                                       -----------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $    942,652    $   242,027    $    11,944    $   465,336    $   223,901    $      (556)
Net realized gains (losses) on
  investments                                401,852         86,478         62,058         97,833        143,358         12,125
Net unrealized gains (losses) on
  investments                              2,675,307        557,274        396,915      1,736,167        (43,084)        28,035
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase in net assets from
  operations                               4,019,811        885,779        470,917      2,299,336        324,175         39,604
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
  TRANSACTIONS
Net premiums                              44,534,972      2,246,849      2,646,310     38,833,137        609,861        198,815
Cost of insurance and
  administrative charges                  (2,843,666)      (378,501)      (531,589)    (1,733,703)      (158,637)       (41,236)
Benefit payments                              (9,641)          --           (9,457)          (184)          --             --
Surrenders                                  (139,851)       (10,863)       (32,300)       (89,374)        (5,730)        (1,584)
Net transfers among divisions
  (including the loan division and
  guaranteed interest division in
  the general account)                      (905,917)     3,446,134      6,535,350    (13,409,127)     2,217,943        303,783
Other                                        (25,415)         4,193         (1,186)       (29,113)         1,108           (417)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase from principal
  transactions                            40,610,482      5,307,812      8,607,128     23,571,636      2,664,545        459,361
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase in net assets              44,630,293      6,193,591      9,078,045     25,870,972      2,988,720        498,965

Net assets at beginning of year           13,226,534      4,345,755      2,278,044      5,528,643        979,026         95,066
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 57,856,827    $10,539,346    $11,356,089    $31,399,615    $ 3,967,746    $   594,031
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.





--------------------------------------------------------------------------------
Variable Survivorship                 152

                        Security Life Separate Account L1

                          Year Ended December 31, 1996



                                                                            NB
                                       ---------------------------------------------------------------------------
                                            Total           Limited                  Government
                                             NB          Maturity Bond    Growth       Income        Partners
                                       ---------------------------------------------------------------------------

INCREASE IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   242,027    $   114,087    $   66,887    $    26,538    $   34,515
Net realized gains (losses) on
   investments                               86,478        (16,561)      (22,601)         3,867       121,773
Net unrealized gains (losses) on
   investments                              557,274        (29,330)       65,061            443       521,100
                                        -----------    -----------    ----------    -----------    ----------
Increase in net assets from
   operations                               885,779         68,196       109,347         30,848       677,388
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              2,246,849        317,539       634,087        372,680       922,543
Cost of insurance and
   administrative charges                  (378,501)       (74,422)     (101,596)       (56,065)     (146,418)
Benefit payments                               --             --            --             --            --
Surrenders                                  (10,863)        (1,157)       (2,385)           (48)       (7,273)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   3,446,134        398,684       433,683        368,389     2,245,378
Other                                         4,193           (272)         (579)            41         5,003
                                        -----------    -----------    ----------    -----------    ----------
Increase from principal
   transactions                           5,307,812        640,372       963,210        684,997     3,019,233
                                        -----------    -----------    ----------    -----------    ----------

Total increase in net assets              6,193,591        708,568     1,072,557        715,845     3,696,621

Net assets at beginning of year           4,345,755      1,783,508       763,157        832,469       966,621
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $10,539,346    $ 2,492,076    $1,835,714    $ 1,548,314    $4,663,242
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.




--------------------------------------------------------------------------------
Variable Survivorship                 153

                        Security Life Separate Account L1

                          Year Ended December 31, 1996



                                                                         Alger
                                        ---------------------------------------------------------------------
                                                         American       American                    American
                                             Total         Small         MidCap        American     Leveraged
                                             Alger    Capitalization     Growth         Growth       AllCap
                                        ---------------------------------------------------------------------

Increase (decrease) in net assets

OPERATIONS
Net investment income (loss)            $    11,944    $   (10,789)   $    3,037    $    21,022    $   (1,326)
Net realized gains (losses) on
   investments                               62,058          8,187         9,936         22,907        21,028
Net unrealized gains (losses) on
   investments                              396,915         58,340        89,398        227,107        22,070
                                        -----------    -----------    ----------    -----------    ----------
Increase in net assets from
   operations                               470,917         55,738       102,371        271,036        41,772
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              2,646,310        792,375       410,528      1,189,559       253,848
Cost of insurance and
   administrative charges                  (531,589)      (209,010)      (92,306)      (193,812)      (36,461)
Benefit payments                             (9,457)        (4,658)         --             --          (4,799)
Surrenders                                  (32,300)        (7,839)      (10,926)        (9,795)       (3,740)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   6,535,350      2,581,122     1,649,714      1,717,965       586,549
Other                                        (1,186)        (3,605)          587          1,213           619
                                        -----------    -----------    ----------    -----------    ----------
Increase from principal
   transactions                           8,607,128      3,148,385     1,957,597      2,705,130       796,016
                                        -----------    -----------    ----------    -----------    ----------

Total increase in net assets              9,078,045      3,204,123     2,059,968      2,976,166       837,788

Net assets at beginning of year           2,278,044      1,127,985       275,087        838,012        36,960
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $11,356,089    $ 4,332,108    $2,335,055    $ 3,814,178    $  874,748
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Variable Survivorship                 154

                        Security Life Separate Account L1

                          Year Ended December 31, 1996



                                                                           Fidelity
                                         -----------------------------------------------------------------------------------------
                                             Total           Asset                                       Money
                                           Fidelity         Manager        Growth        Overseas        Market        Index 500
                                         -----------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $    465,336    $     5,982    $    84,331    $    10,994    $   211,343    $   152,686
Net realized gains (losses) on
   investments                                97,833          7,905          9,661         34,235           --           46,032
Net unrealized gains (losses) on
   investments                             1,736,167         63,068        273,435        238,529           --        1,161,135
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase in net assets from
   operations                              2,299,336         76,955        367,427        283,758        211,343      1,359,853
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              38,833,137        202,285      1,158,382        537,007     36,012,540        922,923
Cost of insurance and
   administrative charges                 (1,733,703)       (59,703)      (298,466)      (145,781)      (938,219)      (291,534)
Benefit payments                                (184)          --             --             --             --             (184)
Surrenders                                   (89,374)          (973)        (9,215)        (8,511)       (56,983)       (13,692)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  (13,409,127)     1,199,005      4,485,230      2,637,971    (28,785,556)     7,054,223
Other                                        (29,113)           277            (47)           (13)       (27,783)        (1,547)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase from principal
   transactions                           23,571,636      1,340,891      5,335,884      3,020,673      6,203,999      7,670,189
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase in net assets              25,870,972      1,417,846      5,703,311      3,304,431      6,415,342      9,030,042

Net assets at beginning of year            5,528,643        127,491      1,346,108        970,698      1,880,324      1,204,022
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 31,399,615    $ 1,545,337    $ 7,049,419    $ 4,275,129    $ 8,295,666    $10,234,064
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.

--------------------------------------------------------------------------------
Variable Survivorship                 155

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                       INVESCO
                                         ----------------------------------------------------------------------
                                              Total         Total       Industrial
                                             INVESCO       Return         Income      High Yield     Utilities
                                         ----------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   223,901    $    21,883    $   89,544    $   108,319    $    4,155
Net realized gains (losses) on
   investments                              143,358         28,264        30,929         82,830         1,335
Net unrealized gains (losses) on
   investments                              (43,084)        10,956        (7,082)       (53,402)        6,444
                                        -----------    -----------    ----------    -----------    ----------
Increase in net assets from
   operations                               324,175         61,103       113,391        137,747        11,934
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                609,861        199,674       243,848        121,818        44,521
Cost of insurance and
   administrative charges                  (158,637)       (45,283)      (55,233)       (48,934)       (9,187)
Benefit payments                               --             --            --             --            --
Surrenders                                   (5,730)        (2,038)       (2,171)        (1,386)         (135)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   2,217,943        506,505       810,269        750,404       150,765
Other                                         1,108            943          (126)           277            14
                                        -----------    -----------    ----------    -----------    ----------
Increase from principal
   transactions                           2,664,545        659,801       996,587        822,179       185,978
                                        -----------    -----------    ----------    -----------    ----------

Total increase in net assets              2,988,720        720,904     1,109,978        959,926       197,912

Net assets at beginning of year             979,026        153,563       259,639        545,475        20,349
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $ 3,967,746    $   874,467    $1,369,617    $ 1,505,401    $  218,261
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Variable Survivorship                 156

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                       Van Eck
                                       -----------------------------------------

                                            Total       Worldwide    Worldwide
                                           Van Eck      Balanced    Hard Assets
                                       -----------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $     (556)   $   (1,135)   $      579
Net realized gains (losses) on
   investments                              12,125         2,984         9,141
Net unrealized gains (losses) on
   investments                              28,035        19,343         8,692
                                        ----------    ----------    ----------
Increase in net assets from
   operations                               39,604        21,192        18,412
                                        ----------    ----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               198,815       135,181        63,634
Cost of insurance and
   administrative charges                  (41,236)      (29,480)      (11,756)
Benefit payments                              --            --            --
Surrenders                                  (1,584)       (1,584)         --
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                    303,783       126,152       177,631
Other                                         (417)         (468)           51
                                        ----------    ----------    ----------
Increase from principal
   transactions                            459,361       229,801       229,560
                                        ----------    ----------    ----------

Total increase in net assets               498,965       250,993       247,972

Net assets at beginning of year             95,066        76,812        18,254
                                        ----------    ----------    ----------

Net assets at end of year               $  594,031    $  327,805    $  266,226
                                        ==========    ==========    ==========

See accompanying notes.


--------------------------------------------------------------------------------
Variable Survivorship                 157

                        Security Life Separate Account L1

                          Notes to Financial Statements

                                December 31, 1998


NOTE A. ORGANIZATION

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine and Strategic Advantage Variable Universal Life ("FirstLine and Strategic Advantage") policies offered by the Company. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 1998, the Separate Account offered twenty-three investment divisions available to the policyholders, each of which invests in an independently managed mutual fund portfolio ("Fund"). The Funds are as follows:

PORTFOLIO MANAGERS/PORTFOLIOS (FUNDS)

Neuberger Berman Management Incorporated (NB)
     Neuberger Berman Limited Maturity Bond Portfolio
     Neuberger Berman Growth Portfolio
     Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. (Alger)
     Alger American Small Capitalization Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Growth Portfolio
     Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company (Fidelity)
     Fidelity Investments VIP II Asset Manager Portfolio
     Fidelity Investments VIP Growth Portfolio
     Fidelity Investments VIP Overseas Portfolio
     Fidelity Investments VIP Money Market Portfolio
     Fidelity Investments VIP II Index 500 Portfolio


--------------------------------------------------------------------------------
Variable Survivorship                 158

                        Security Life Separate Account L1

NOTE A. ORGANIZATION (CONTINUED)

INVESCO Funds Group, Inc. (INVESCO)
     INVESCO VIF Total Return Portfolio
     INVESCO VIF Industrial Income Portfolio
     INVESCO VIF High Yield Portfolio
     INVESCO VIF Utilities Portfolio
     INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation (Van Eck)
     Van Eck Worldwide Hard Assets Portfolio (formerly known as "Van Eck Gold and Natural Resources Portfolio")
     Van Eck Worldwide Real Estate Portfolio
     Van Eck Worldwide Emerging Markets Portfolio
     Van Eck Worldwide Bond Portfolio

AIM Advisors, Inc. (AIM)
     AIM VI - Capital Appreciation Portfolio
     AIM VI - Government Securities Portfolio

Effective May 1, 1997, the Divisions of the Separate Account investing in the Neuberger Berman Government Income Portfolio and the Van Eck Worldwide Balanced Portfolio stopped accepting new investments. These divisions were discontinued during 1998.

Effective February 19, 1998, six new divisions became available to the policyholders for investment in the following funds:

Van Eck Associates Corporation (Van Eck)
     Van Eck Worldwide Real Estate Portfolio
     Van Eck Worldwide Emerging Markets Portfolio
     Van Eck Worldwide Bond Portfolio

AIM Advisors, Inc. (AIM)
     AIM VI - Capital Appreciation Portfolio
     AIM VI - Government Securities Portfolio

INVESCO Funds Group, Inc. (INVESCO)
     INVESCO VIF Small Company Growth Portfolio


--------------------------------------------------------------------------------
Variable Survivorship                 159

                        Security Life Separate Account L1

NOTE A. ORGANIZATION (CONTINUED)

The FirstLine and FirstLine policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The FirstLine and Strategic Advantage products also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Separate Account have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

INVESTMENT VALUATION--The investments in shares of the Funds are valued at the closing net asset value (market value) per share as determined by the Funds on the day of measurement.

INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME--The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

VALUATION PERIOD DEDUCTIONS--Charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.




--------------------------------------------------------------------------------
Variable Survivorship                 160

                        Security Life Separate Account L1

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 1998, 1997 and 1996 were $1,740,661; $813,630 and
$241,127, respectively.

POLICYHOLDER RESERVES--Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

















--------------------------------------------------------------------------------
Variable Survivorship                 161

                        Security Life Separate Account L1

NOTE C. INVESTMENTS

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, for surrenders, for transfers to other divisions, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 1998, 1997 and 1996 were $14,458,798; $8,284,944 and $2,843,666, respectively.
Dividends made by the Funds are reinvested in the Funds.

The following is a summary of Fund shares owned as of December 31, 1998:


                                            Number              Net               Value
                                              of               Asset            of Shares           Cost of
                   FUND                     Shares             Value            at Market            Shares
----------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                   1,127,232.206       $13.82      $  15,578,349      $  15,334,595
   Growth                                    343,330.535       $26.29          9,026,160          8,510,696
   Government Income                             --            $11.14             --                 --
   Partners                                1,186,647.771       $18.93         22,463,242         22,570,797

Fred Alger Management, Inc.:
   American Small Capitalization             352,589.754       $43.97         15,503,371         14,851,950
   American MidCap Growth                    319,369.785       $28.87          9,220,207          7,858,579
   American Growth                           430,357.281       $53.22         22,903,614         18,608,688
   American Leveraged AllCap                 194,880.482       $34.90          6,801,329          5,293,171

Fidelity Management & Research Co.:
   Asset Manager                             563,726.801       $18.16         10,237,279          9,501,494
   Growth                                    733,232.497       $44.87         32,900,142         26,845,882
   Overseas                                1,026,528.069       $20.05         20,581,887         19,913,166
   Money Market                           18,412,252.400        $1.00         18,412,252         18,412,252
   Index 500                                 609,942.422      $141.25         86,154,369         70,067,500

INVESCO Funds Group, Inc.:
   Total Return                              488,861.727       $16.58          8,105,328          7,814,990
   Industrial Income                         583,181.351       $18.61         10,853,005         10,163,306
   High Yield                                696,358.875       $11.32          7,882,782          8,752,765
   Utilities                                 114,789.679       $17.78          2,040,960          1,727,429
   Small Company Growth                       64,989.440       $11.52            748,678            674,581

Van Eck Associates Corporation:
   Worldwide Balanced                             --           $12.03              --                 --
   Worldwide Hard Assets                     116,712.440        $9.20          1,073,755          1,517,809
   Worldwide Bond                             16,759.491       $12.28            205,807            201,853
   Worldwide Emerging Markets                 64,769.133        $7.12            461,156            414,017
   Worldwide Real Estate                       7,995.940        $9.54             76,281             76,310

AIM Advisors, Inc.:
   Capital Appreciation                       47,795.065       $25.20          1,204,436          1,085,211
   Government Securities                     232,175.030       $11.18          2,595,717          2,560,855
                                                                       -----------------  -----------------

Total                                                                       $305,030,106       $272,757,896
                                                                       =================  =================


--------------------------------------------------------------------------------
Variable Survivorship                 162

                        Security Life Separate Account L1

NOTE C. INVESTMENTS (CONTINUED)

For the year ended December 31, 1998, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:


                                               Beginning                                                   End
FUND                                            of Year           Purchases            Sales             of Year
------------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                       $6,490,167        $11,289,258       ($2,444,830)        $15,334,595
   Growth                                       4,895,677          7,029,074        (3,414,055)          8,510,696
   Government Income                              833,365            137,502          (970,867)              --
   Partners                                    11,515,832         13,300,529        (2,245,564)         22,570,797

Fred Alger Management, Inc.:
   American Small Capitalization               10,791,047          8,512,969        (4,452,066)         14,851,950
   American MidCap Growth                       4,680,691          5,007,799        (1,829,911)          7,858,579
   American Growth                              8,426,205         12,330,367        (2,147,884)         18,608,688
   American Leveraged AllCap                    2,939,669          4,357,148        (2,003,646)          5,293,171

Fidelity Management & Research Co.:
   Asset Manager                                5,638,123          5,278,809        (1,415,438)          9,501,494
   Growth                                      16,477,099         23,941,147       (13,572,364)         26,845,882
   Overseas                                    12,237,937         23,905,882       (16,230,653)         19,913,166
   Money Market                                14,300,455         74,696,311       (70,584,514)         18,412,252
   Index 500                                   32,789,297         45,050,855        (7,772,652)         70,067,500

INVESCO Funds Group, Inc.:
   Total Return                                 2,812,500          5,585,718          (583,228)          7,814,990
   Industrial Income                            5,602,678          5,964,437        (1,403,809)         10,163,306
   High Yield                                   4,793,052         10,924,985        (6,965,272)          8,752,765
   Utilities                                    1,129,569            919,214          (321,354)          1,727,429
   Small Company Growth                             --               775,726          (101,145)            674,581

Van Eck Associates Corporation:
   Worldwide Balanced                             364,193             72,504          (436,697)               --
   Worldwide Hard Assets                          959,451          1,175,104          (616,746)          1,517,809
   Worldwide Bond                                   --               222,604           (20,751)            201,853
   Worldwide Emerging Markets                       --               771,909          (357,892)            414,017
   Worldwide Real Estate                            --                95,356           (19,046)             76,310

AIM Advisors, Inc.
   Capital Appreciation                             --             1,174,137           (88,926)          1,085,211
   Government Securities                            --             2,744,143          (183,288)          2,560,855
                                          ---------------       ------------     --------------       ------------

Total                                        $147,677,007       $265,263,487     ($140,182,598)       $272,757,896
                                          ===============       ============     ==============       ============

Aggregate proceeds from sales of investments for the year ended December 31, 1998 were $148,718,872.

--------------------------------------------------------------------------------
Variable Survivorship                 163

                        Security Life Separate Account L1

NOTE D. OTHER POLICY DEDUCTIONS

The FirstLine and Strategic Advantage products provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

NOTE E. POLICY LOANS

The FirstLine and Strategic Advantage policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a Loan Division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the Loan Division to the Separate Account divisions. Interest is credited to the balance in the Loan Division at a fixed rate. The Loan Division is not variable in nature and is not included in these Separate Account statements.

NOTE F. FEDERAL INCOME TAXES

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.














--------------------------------------------------------------------------------
Variable Survivorship                 164

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS

The following schedule summarizes the changes in divisional units for the year ended December 31, 1998:


                                                                            (Decrease)
                                                                                for
                                         Outstanding        Increase        Withdrawals      Outstanding
                                         At Beginning     for Payments       and Other          At End
               Division                    of Year          Received        Deductions         of Year
-----------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                 552,985.394      801,233.327     (108,659.600)    1,245,559.121
   Growth                                316,146.084      250,854.619     (119,514.327)      447,486.376
   Government Income                      75,811.559           58.537      (75,870.096)            --
   Partners                              626,285.721      455,096.290      (95,083.993)      986,298.018

Fred Alger Management, Inc.:
   American Small Capitalization         648,733.740      333,770.247     (143,811.569)      838,692.418
   American MidCap Growth                288,809.482      167,037.228      (53,314.238)      402,532.472
   American Growth                       569,990.309      442,313.190      (88,607.433)      923,696.066
   American Leveraged AllCap             148,542.639      102,168.282      (29,068.475)      221,642.446

Fidelity Management & Research Co.:
   Asset Manager                         410,906.106      270,972.780      (81,623.673)      600,255.213
   Growth                                983,842.388      614,542.294     (304,904.344)    1,293,480.338
   Overseas                              950,328.899      861,220.218     (381,889.210)    1,429,659.907
   Money Market                        1,303,059.881    5,059,561.984   (4,836,217.466)    1,526,404.399
   Index 500                           1,863,056.104    1,617,935.444     (265,001.029)    3,215,990.519

INVESCO Funds Group, Inc.:
   Total Return                          184,042.238      307,178.543      (40,663.565)      450,557.216
   Industrial Income                     297,553.033      216,644.366      (40,580.647)      473,616.752
   High Yield                            333,501.857      283,205.205     (129,848.414)      486,858.648
   Utilities                              78,118.685       41,701.114       (9,440.183)      110,379.616
   Small Company Growth                        --          71,535.065       (4,028.624)       67,506.441

Van Eck Associates Corporation:
   Worldwide Balanced                     32,139.282          190.627      (32,329.909)             --
   Worldwide Hard Assets                  77,046.773       68,491.375      (13,024.324)      132,513.824
   Worldwide Bond                              --          18,882.425         (226.108)       18,656.317
   Worldwide Emerging Markets                  --         105,064.405      (37,710.110)       67,354.295
   Worldwide Real Estate                       --           9,848.072       (1,082.840)        8,765.232

AIM Advisors, Inc.:
   Capital Appreciation                        --         108,895.839       (3,437.972)      105,457.867
   Government Securities                       --         261,432.015      (15,281.953)      246,150.062


--------------------------------------------------------------------------------
Variable Survivorship                 165

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS (CONTINUED)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1997:


                                                                                (Decrease)
                                                                                    for
                                           Outstanding         Increase         Withdrawals      Outstanding
                                          At Beginning       for Payments        and Other          At End
                Division                     of Year           Received         Deductions         of Year
--------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                     218,725.891        334,572.082          (312.579)     552,985.394
   Growth                                    133,567.983        187,433.957        (4,855.856)     316,146.084
   Government Income                         142,773.403         30,012.660       (96,974.504)      75,811.559
   Partners                                  275,892.457        354,159.052        (3,765.788)     626,285.721

Fred Alger Management, Inc.:
   American Small Capitalization             297,073.322        368,659.345       (16,998.927)     648,733.740
   American MidCap Growth                    150,480.473        143,410.236        (5,081.227)     288,809.482
   American Growth                           282,175.287        292,019.948        (4,204.926)     569,990.309
   American Leveraged AllCap                  53,044.470         96,743.489        (1,245.320)     148,542.639

Fidelity Management & Research Co.:
   Asset Manager                             123,908.168        294,115.342        (7,117.404)     410,906.106
   Growth                                    470,285.667        522,440.765        (8,884.044)     983,842.388
   Overseas                                  367,948.109        589,863.772        (7,482.982)     950,328.899
   Money Market                              753,707.969      6,017,484.702    (5,468,132.790)   1,303,059.881
   Index 500                                 640,890.650      1,227,420.261        (5,254.807)   1,863,056.104

INVESCO Funds Group, Inc.:
   Total Return                               64,490.483        121,436.060        (1,884.305)     184,042.238
   Industrial Income                          87,035.356        212,619.908        (2,102.231)     297,553.033
   High Yield                                108,999.107        225,144.290          (641.540)     333,501.857
   Utilities                                  18,008.490         63,007.328        (2,897.133)      78,118.685

Van Eck Associates Corporation:
   Worldwide Balanced                         29,808.787          5,838.562        (3,508.067)      32,139.282
   Worldwide Hard Assets                      21,966.093         55,323.208          (242.528)      77,046.773





--------------------------------------------------------------------------------
Variable Survivorship                 166

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS (CONTINUED)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1996:


                                                                               (Decrease)
                                                                                   for
                                           Outstanding        Increase         Withdrawals       Outstanding
                                          at Beginning       or Payments        and Other          at End
               Division                      of Year          Received         Deductions          of Year
--------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                     162,009.578        57,300.933          (584.620)      218,725.891
   Growth                                     60,162.107        74,132.806          (726.930)      133,567.983
   Government Income                          77,187.706        65,930.987          (345.290)      142,773.403
   Partners                                   73,535.288       203,456.199        (1,099.030)      275,892.457

Fred Alger Management, Inc.:
   American Small Capitalization              80,027.266       218,770.486        (1,724.430)      297,073.322
   American MidCap Growth                     19,692.860       131,814.883        (1,027.270)      150,480.473
   American Growth                            69,805.233       214,057.614        (1,687.560)      282,175.287
   American Leveraged AllCap                   2,494.731        51,210.999          (661.260)       53,044.470

Fidelity Management & Research Co.:
   Asset Manager                              11,627.088       112,576.840          (295.760)      123,908.168
   Growth                                    102,248.988       369,855.299        (1,818.620)      470,285.667
   Overseas                                   93,906.733       275,584.696        (1,543.320)      367,948.109
   Money Market                              178,653.159     3,174,656.740    (2,599,601.930)      753,707.969
   Index 500                                  91,903.027       551,031.963        (2,044.340)      640,890.650

INVESCO Funds Group, Inc.:
   Total Return                               12,602.664        52,659.359          (771.540)       64,490.483
   Industrial Income                          20,026.102        67,339.104          (329.850)       87,035.356
   High Yield                                 45,708.358        63,646.889          (356.140)      108,999.107
   Utilities                                   1,879.859        16,197.511           (68.880)       18,008.490

Van Eck Associates Corporation:
   Worldwide Balanced                          7,739.274        22,412.363          (342.850)       29,808.787
   Worldwide Hard Assets                       1,765.913        20,257.020           (56.840)       21,966.093





--------------------------------------------------------------------------------
Variable Survivorship                 167

                        Security Life Separate Account L1

NOTE H. NET ASSETS

Net assets at December 31, 1998 consisted of the following:


                                                                               Accumulated          Net
                                                              Accumulated      Net Realized      Unrealized
                                                              Investment          Gains            Gains
                                             Principal          Income         (Losses) On       (Losses) On
               Division                     Transactions        (Loss)         Investments       Investments       Net Assets
------------------------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                   $  14,798,256     $    554,555    $    (18,215)     $     243,753     $  15,578,349
   Growth                                      7,028,181        1,750,191        (267,675)           515,463         9,026,160
   Government Income                           (197,709)          219,245         (21,536)                 -                 -
   Partners                                   19,164,868        2,232,497        1,173,430         (107,553)        22,463,242

Fred Alger Management, Inc.:
   American Small Capitalization              12,782,408        1,740,285          329,258           651,420        15,503,371
   American MidCap Growth                      6,729,922          570,025          558,634         1,361,626         9,220,207
   American Growth                            15,328,177        2,102,491        1,178,019         4,294,927        22,903,614
   American Leveraged AllCap                   4,597,430          102,339          593,403         1,508,157         6,801,329

Fidelity Management & Research Co.:
   Asset Manager                               8,511,070          928,642           61,784           735,783        10,237,279
   Growth                                     21,880,758        2,745,144        2,220,029         6,054,211        32,900,142
   Overseas                                   17,959,130        1,286,196          667,842           668,719        20,581,887
   Money Market                               16,762,206        1,650,046                -                 -        18,412,252
   Index 500                                  63,645,284        1,521,424        4,900,792        16,086,869        86,154,369

INVESCO Funds Group, Inc.:
   Total Return                                7,241,724          359,909          213,358           290,337         8,105,328
   Industrial Income                           8,730,383          941,544          491,379           689,699        10,853,005
   High Yield                                  7,183,287        1,366,993          202,483         (869,981)         7,882,782
   Utilities                                   1,554,382           45,485          127,560           313,533         2,040,960
   Small Company Growth                          682,064            (586)          (6,898)            74,098           748,678

Van Eck Associates Corporation:
   Worldwide Balanced                           (94,857)           49,411           45,446                 -                 -
   Worldwide Hard Assets                       1,509,491          144,822        (136,502)         (444,056)         1,073,755
   Worldwide Bond                                201,935            (212)              130             3,954           205,807
   Worldwide Emerging Markets                    517,189          (1,736)        (101,436)            47,139           461,156
   Worldwide Real Estate                          78,370            (225)          (1,836)              (28)            76,281

AIM Advisors, Inc.:
   Capital Appreciation                        1,064,475           24,052          (3,314)           119,223         1,204,436
   Government Securities                       2,493,145           59,796            7,914            34,862         2,595,717
                                            ------------      -----------      -----------       -----------      ------------
Total                                       $240,151,569      $20,392,333      $12,214,049       $32,272,155      $305,030,106
                                            ============      ===========      ===========       ===========      ============


--------------------------------------------------------------------------------
Variable Survivorship                 168

                        Security Life Separate Account L1

NOTE I. YEAR 2000 (UNAUDITED)

The Company has initiated a program to prepare the Company's computer systems and applications for the year 2000. This program includes all systems utilized by the Company as well as the systems of other companies that interface with the Company. The Company has completed an assessment and is in the process of modifying portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. Accordingly, the Company does not expect the amounts required for this project to have a material effect on its financial position.

The project is estimated to be completed no later than June 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software, and conversions to new software, the Year 2000 will not pose significant operational problems for its computer software systems. However, if such modifications and conversions are not made, or are not completed in a timely manner, it could have a material impact on the operations of the Company.

The Company has initiated formal communications and interface testing plans with all of its suppliers and customers to determine the extent to which its interface systems are vulnerable to those third parties' failure to have their systems Year 2000 compatible and will act accordingly to prevent operational disruptions.













--------------------------------------------------------------------------------

Variable Survivorship                 169

                                   APPENDIX A


                                 FACTORS FOR THE
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
                           FOR A LIFE INSURANCE POLICY


    Attained                       Attained                        Attained                       Attained
 Age of Younger      Factor     Age of Younger                  Age of Younger                 Age of Younger
    Insured                         Insured          Factor        Insured          Factor         Insured         Factor

       0              2.50            25             2.50             50            1.85             75             1.05
       1              2.50            26             2.50             51            1.78             76             1.05
       2              2.50            27             2.50             52            1.71             77             1.05
       3              2.50            28             2.50             53            1.64             78             1.05
       4              2.50            29             2.50             54            1.57             79             1.05

       5              2.50            30             2.50             55            1.50             80             1.05
       6              2.50            31             2.50             56            1.46             81             1.05
       7              2.50            32             2.50             57            1.42             82             1.05
       8              2.50            33             2.50             58            1.38             83             1.05
       9              2.50            34             2.50             59            1.34             84             1.05

       10             2.50            35             2.50             60            1.30             85             1.05
       11             2.50            36             2.50             61            1.28             86             1.05
       12             2.50            37             2.50             62            1.26             87             1.05
       13             2.50            38             2.50             63            1.24             88             1.05
       14             2.50            39             2.50             64            1.22             89             1.05

       15             2.50            40             2.50             65            1.20             90             1.05
       16             2.50            41             2.43             66            1.19             91             1.04
       17             2.50            42             2.36             67            1.18             92             1.03
       18             2.50            43             2.29             68            1.17             93             1.02
       19             2.50            44             2.22             69            1.16             94             1.01

       20             2.50            45             2.15             70            1.15             95             1.00
       21             2.50            46             2.09             71            1.13             96             1.00
       22             2.50            47             2.03             72            1.11             97             1.00
       23             2.50            48             1.97             73            1.09             98             1.00
       24             2.50            49             1.91             74            1.07             99             1.00

                                                                                                     100            1.00



THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.



--------------------------------------------------------------------------------

Variable Survivorship                 170

                                   APPENDIX B

                         ENHANCED DEATH BENEFIT CORRIDOR
                                 FACTORS FOR THE
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
                           FOR A LIFE INSURANCE POLICY


    Attained                       Attained                        Attained                       Attained
 Age of Younger      Factor     Age of Younger                  Age of Younger                 Age of Younger
    Insured                         Insured         Factor         Insured         Factor          Insured         Factor

       0              2.50            25             2.50             50            1.85             75             1.05
       1              2.50            26             2.50             51            1.78             76             1.05
       2              2.50            27             2.50             52            1.71             77             1.05
       3              2.50            28             2.50             53            1.64             78             1.05
       4              2.50            29             2.50             54            1.57             79             1.09

       5              2.50            30             2.50             55            1.50             80             1.14
       6              2.50            31             2.50             56            1.46             81             1.18
       7              2.50            32             2.50             57            1.42             82             1.22
       8              2.50            33             2.50             58            1.38             83             1.26
       9              2.50            34             2.50             59            1.34             84             1.31

       10             2.50            35             2.50             60            1.30             85             1.35
       11             2.50            36             2.50             61            1.28             86             1.33
       12             2.50            37             2.50             62            1.26             87             1.31
       13             2.50            38             2.50             63            1.24             88             1.29
       14             2.50            39             2.50             64            1.22             89             1.27

       15             2.50            40             2.50             65            1.20             90             1.26
       16             2.50            41             2.43             66            1.19             91             1.24
       17             2.50            42             2.36             67            1.18             92             1.22
       18             2.50            43             2.29             68            1.17             93             1.19
       19             2.50            44             2.22             69            1.16             94             1.16

       20             2.50            45             2.15             70            1.15             95             1.12
       21             2.50            46             2.09             71            1.13             96             1.11
       22             2.50            47             2.03             72            1.11             97             1.09
       23             2.50            48             1.97             73            1.09             98             1.06
       24             2.50            49             1.91             74            1.07             99             1.03

                                                                                                     100            1.00


THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.


--------------------------------------------------------------------------------

Variable Survivorship                 171

                                   APPENDIX C

PERFORMANCE INFORMATION

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each division of the variable account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the net portfolio's management fees after any voluntary waiver and other operating expenses but do not reflect the policy level or variable account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $13,000 annual premium, paid at the beginning of each year, for a hypothetical policy with a $1,000,000 face amount, the guideline premium test, death benefit option 1, issued to a preferred, non-smoker male, age 50 and a preferred, non-smoker female, age 50. It is assumed that all premiums are allocated to the division illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the variable account for mortality and expense risks, and each portfolio's charges and expenses. SEE CHARGES, DEDUCTIONS AND REFUNDS, PAGE 51. This prospectus also contains illustrations based on assumed rates of return. SEE ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 61.













--------------------------------------------------------------------------------

Variable Survivorship                 172

                           HYPOTHETICAL ILLUSTRATIONS


Non-smoker Male Age 50 Preferred Risk Class
Non-smoker Female Age 50 Preferred Risk Class             Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $13,000
--------------------------------------------------------------------------------



AIM V.I. CAPITAL APPRECIATION FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/94             2.50%               2,151           11,036        1,000,000
12/31/95            35.69%              20,673           29,559        1,000,000
12/31/96            17.58%              38,171           47,056        1,000,000
12/31/97            13.51%              56,208           65,093        1,000,000
12/31/98            19.30%              80,917           89,802        1,000,000

AIM V.I. GOVERNMENT SECURITIES FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/94            (3.73)%              1,450           10,335        1,000,000
12/31/95            15.56%              15,397           24,282        1,000,000
12/31/96             2.29%              26,616           35,501        1,000,000
12/31/97             8.16%              40,703           49,589        1,000,000
12/31/98             7.66%              55,522           64,407        1,000,000

ALGER AMERICAN GROWTH PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/90             4.14%               2,336           11,221        1,000,000
12/31/91            40.39%              21,976           30,861        1,000,000
12/31/92            12.38%              37,516           46,401        1,000,000
12/31/93            22.47%              60,600           69,485        1,000,000
12/31/94             1.45%              71,811           80,696        1,000,000
12/31/95            36.37%             117,130          124,238        1,000,000
12/31/96            13.35%             146,812          152,143        1,000,000
12/31/97            25.75%             200,125          203,679        1,000,000
12/31/98            48.07%             313,916          315,693        1,000,000

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/96            12.04%               3,226           12,111        1,000,000
12/31/97            19.68%              18,394           27,279        1,000,000
12/31/98            57.83%              50,930           59,815        1,000,000

The assumptions underlying these values are described in Performance Information, page 172.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Survivorship                 173

Non-smoker Male Age 50 Preferred Risk Class
Non-smoker Female Age 50 Preferred Risk Class             Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $13,000
--------------------------------------------------------------------------------



ALGER AMERICAN MIDCAP GROWTH PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/94            (1.54)%              1,696           10,581        1,000,000
12/31/95            44.45%              21,969           30,854        1,000,000
12/31/96            11.90%              37,307           46,192        1,000,000
12/31/97            15.01%              56,090           64,976        1,000,000
12/31/98            30.30%              89,105           97,990        1,000,000

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/89            64.48%               9,158           18,043        1,000,000
12/31/90             8.71%              22,242           31,127        1,000,000
12/31/91            57.54%              56,838           65,723        1,000,000
12/31/92             3.55%              69,632           78,518        1,000,000
12/31/93            13.28%              91,451          100,336        1,000,000
12/31/94            (4.38)%             98,461          105,569        1,000,000
12/31/95            44.31%             161,802          167,133        1,000,000
12/31/96             4.18%             180,581          184,135        1,000,000
12/31/97            11.39%             213,927          215,704        1,000,000
12/31/98            15.53%             259,929          259,929        1,000,000

FIDELITY VIP GROWTH PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/89            31.51%               5,425           14,310        1,000,000
12/31/90           (11.73)%             13,018           21,903        1,000,000
12/31/91            45.51%              38,443           47,328        1,000,000
12/31/92             9.32%              54,078           62,963        1,000,000
12/31/93            19.37%              78,445           87,331        1,000,000
12/31/94            (0.02)%             90,393           97,501        1,000,000
12/31/95            35.36%             140,552          145,883        1,000,000
12/31/96            14.71%             175,056          178,611        1,000,000
12/31/97            23.48%             230,639          232,416        1,000,000
12/31/98            39.49%             337,128          337,128        1,000,000

The assumptions underlying these values are described in Performance Information, page 172.

 * These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Survivorship                 174

Non-smoker Male Age 50 Preferred Risk Class
Non-smoker Female Age 50 Preferred Risk Class             Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $13,000
--------------------------------------------------------------------------------


FIDELITY VIP MONEY MARKET PORTFOLIO
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
12/31/89             9.12%               2,897           11,782        1,000,000
12/31/90             8.04%              15,332           24,218        1,000,000
12/31/91             6.09%              27,888           36,774        1,000,000
12/31/92             3.90%              40,039           48,924        1,000,000
12/31/93             3.23%              52,166           61,051        1,000,000
12/31/94             4.25%              67,385           74,493        1,000,000
12/31/95             5.87%              84,445           89,776        1,000,000
12/31/96             5.41%             101,807          105,361        1,000,000
12/31/97             5.51%             119,987          121,764        1,000,000
12/31/98             5.46%             138,853          138,853        1,000,000

FIDELITY VIP OVERSEAS PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/89            26.28%               4,834           13,719        1,000,000
12/31/90            (1.67)%             14,997           23,883        1,000,000
12/31/91             8.00%              28,202           37,087        1,000,000
12/31/92           (10.72)%             33,350           42,235        1,000,000
12/31/93            37.35%              63,435           72,320        1,000,000
12/31/94             1.72%              76,942           84,050        1,000,000
12/31/95             9.74%              98,161          103,493        1,000,000
12/31/96            13.15%             124,999          128,553        1,000,000
12/31/97            11.56%             152,694          154,471        1,000,000
12/31/98            12.75%             185,110          185,110        1,000,000

FIDELITY VIP II ASSET MANAGER PORTFOLIO
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
12/31/90             6.72%               2,626           11,512        1,000,000
12/31/91            22.56%              18,334           27,219        1,000,000
12/31/92            11.71%              33,197           42,082        1,000,000
12/31/93            21.23%              54,692           63,577        1,000,000
12/31/94            (6.09)%             60,262           69,147        1,000,000
12/31/95            16.96%              85,943           93,051        1,000,000
12/31/96            14.60%             113,014          118,345        1,000,000
12/31/97            20.65%             151,354          154,908        1,000,000
12/31/98            15.05%             187,651          189,428        1,000,000
The assumptions underlying these values are described in Performance Information, page 172.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Survivorship                 175

Non-smoker Male Age 50 Preferred Risk Class
Non-smoker Female Age 50 Preferred Risk Class             Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $13,000
--------------------------------------------------------------------------------



FIDELITY VIP II INDEX 500 PORTFOLIO
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
12/31/93             9.74%               2,967           11,852        1,000,000
12/31/94             1.04%              13,798           22,683        1,000,000
12/31/95            37.19%              36,761           45,646        1,000,000
12/31/96            22.82%              59,880           68,765        1,000,000
12/31/97            32.82%              96,010          104,895        1,000,000
12/31/98            28.31%             140,573          147,682        1,000,000

INVESCO VIF-EQUITY INCOME FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/95            29.25%               5,169           14,054        1,000,000
12/31/96            22.28%              21,357           30,243        1,000,000
12/31/97            28.17%              43,336           52,221        1,000,000
12/31/98            15.30%              63,157           72,042        1,000,000

INVESCO VIF-HIGH YIELD FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/95            19.76%               4,097           12,982        1,000,000
12/31/96            16.59%              18,683           27,568        1,000,000
12/31/97            17.33%              35,751           44,636        1,000,000
12/31/98             1.42%              46,773           55,659        1,000,000

INVESCO VIF-SMALL COMPANY GROWTH FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/98            16.38%               3,716           12,601        1,000,000

INVESCO VIF-TOTAL RETURN FUND
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
12/31/95            22.79%               4,439           13,325        1,000,000
12/31/96            12.18%              17,999           26,885        1,000,000
12/31/97            22.91%              37,070           45,955        1,000,000
12/31/98             9.56%              52,724           61,609        1,000,000
The assumptions underlying these values are described in Performance Information, page 172.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Survivorship                 176

Non-smoker Male Age 50 Preferred Risk Class
Non-smoker Female Age 50 Preferred Risk Class             Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $13,000
--------------------------------------------------------------------------------



INVESCO VIF-UTILITIES FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/95             9.08%               2,892           11,778        1,000,000
12/31/96            12.76%              16,410           25,295        1,000,000
12/31/97            23.41%              35,312           44,197        1,000,000
12/31/98            25.48%              59,578           68,463        1,000,000

NEUBERGER BERMAN GROWTH PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/89            29.47%               5,194           14,079        1,000,000
12/31/90            (8.19)%             13,707           22,592        1,000,000
12/31/91            29.73%              34,127           43,012        1,000,000
12/31/92             9.54%              49,512           58,397        1,000,000
12/31/93             6.79%              64,336           73,221        1,000,000
12/31/94            (4.99)%             72,208           79,316        1,000,000
12/31/95            31.73%             112,839          118,170        1,000,000
12/31/96             9.14%             136,324          139,878        1,000,000
12/31/97            29.01%             191,467          193,244        1,000,000
12/31/98            15.53%             234,166          234,166        1,000,000

NEUBERGER BERMAN LIMITED MATURITY BOND PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/89            10.77%               3,083           11,968        1,000,000
12/31/90             8.32%              15,597           24,482        1,000,000
12/31/91            11.34%              30,030           38,915        1,000,000
12/31/92             5.18%              42,885           51,771        1,000,000
12/31/93             6.63%              57,210           66,095        1,000,000
12/31/94            (0.15)%             69,215           76,323        1,000,000
12/31/95            10.94%              90,790           96,121        1,000,000
12/31/96             4.31%             107,272          110,826        1,000,000
12/31/97             6.74%             127,206          128,983        1,000,000
12/31/98             4.39%             144,919          144,919        1,000,000

NEUBERGER BERMAN PARTNERS PORTFOLIO
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/95            36.47%               5,985           14,871        1,000,000
12/31/96            29.57%              24,245           33,130        1,000,000
12/31/97            31.25%              48,369           57,254        1,000,000
12/31/98             4.21%              61,375           70,260        1,000,000
The assumptions underlying these values are described in Performance Information, page 172.

* These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

--------------------------------------------------------------------------------

Variable Survivorship                 177

Non-smoker Male Age 50 Preferred Risk Class
Non-smoker Female Age 50 Preferred Risk Class             Death Benefit Option 1
Stated Death Benefit $1,000,000                           Annual Premium $13,000
--------------------------------------------------------------------------------



VAN ECK WORLDWIDE BOND FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/90            11.25%               3,137           12,022        1,000,000
12/31/91            18.39%              17,989           26,874        1,000,000
12/31/92            (5.25)%             26,394           35,279        1,000,000
12/31/93             7.79%              40,294           49,180        1,000,000
12/31/94            (1.32)%             49,699           58,584        1,000,000
12/31/95            17.30%              73,915           81,023        1,000,000
12/31/96             2.53%              88,240           93,571        1,000,000
12/31/97             2.38%             102,617          106,172        1,000,000
12/31/98            12.75%             129,295          131,072        1,000,000

VAN ECK WORLDWIDE EMERGING MARKETS FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/96            26.82%               4,895           13,780        1,000,000
12/31/97           (11.61)%             12,583           21,469        1,000,000
12/31/98           (34.15)%             11,937           20,822        1,000,000

VAN ECK WORLDWIDE HARD ASSETS FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/91            (2.93)%              1,540           10,425        1,000,000
12/31/92            (4.09)%             11,260           20,146        1,000,000
12/31/93            64.83%              41,942           50,827        1,000,000
12/31/94            (4.78)%             49,187           58,072        1,000,000
12/31/95            10.99%              66,881           75,766        1,000,000
12/31/96            18.04%              94,565          101,674        1,000,000
12/31/97            (1.67)%            104,541          109,872        1,000,000
12/31/98           (30.93)%             79,064           82,618        1,000,000

VAN ECK WORLDWIDE REAL ESTATE FUND
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
12/31/98           (11.35)%                593            9,478        1,000,000

 The assumptions underlying these values are described in Performance Information, page 172.

*These Annual Total Return figures reflect the Portfolio's management fees and other operating expenses but do not reflect the Policy level or Variable Account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown..

--------------------------------------------------------------------------------

Variable Survivorship                 178

                                     PART II


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                      UNDERTAKING REGARDING INDEMNIFICATION

Please refer to the Articles of Incorporation listed as Exhibits 1.A(6)(a) and 1.A(6)(b-g) and the By-Laws listed as Exhibits 1.A(6)(h) and 1.A(6)(h)(i).

Security Life of Denver's (the "corporation") Certificate of Incorporation and bylaws provide that the corporation shall have every power and duty of indemnification of directors, officers, employees and agents, without limitation, provided by the laws of the state of Colorado. Under Colorado law, the corporation has the power to indemnify such persons against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, if such person acted in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, such indemnification cannot be made where such person is adjudged liable to the corporation, except pursuant to a court order. The corporation is required to indemnify directors, officers, employees and agents against expense actually and reasonably incurred in connection with actions where such persons have been successful on the merits or otherwise in defense of such actions.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling preceding, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          UNDERTAKING REQUIRED BY SECTION 26(E)(2)(A) OF THE INVESTMENT
                         COMPANY ACT OF 1940, AS AMENDED

Security Life of Denver Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

        The facing sheet.

        Cross-Reference table.

--------------------------------------------------------------------------------
Variable Survivorship               II - 1

        The prospectus.

        The undertaking to file reports.

        The undertaking regarding indemnification.

        The undertaking required by Section 26(e)2(A) of the Investment Company Act of 1940, as amended.

        The signatures.

        Written consents of the following persons:
                          Lawrence D. Taylor (See Exhibit 6B).
                          Ernst & Young, L.L.P. (See Exhibit 7A).
                          Sutherland Asbill & Brennan LLP (See Exhibit 7B).


        The following exhibits:

1.A     (1)  Resolution of the Executive Committee of the Board of Directors of
             Security Life of Denver Insurance Company ("Security Life of
             Denver") authorizing the establishment of the Registrant. /1/

        (2)  Not Applicable.

        (3)  (a)   Security Life of Denver Distribution Agreement./1/
                   (i)   Amendment to Security Life of Denver Insurance Company
                         Distribution Agreement.
             (b)   Specimen Amendment to Broker/Dealer Supervisory and Selling
                   Agreement for Variable Contracts with Compensation
                   Schedule./5/
             (c)   Commission Schedule for Policies./5/

        (4)  Not Applicable.

        (5)  (a)   Specimen Variable Survivorship Universal Life Insurance
                   Policy (Form No.2504 (VSUL)- 8/99).
             (b)   Adjustable Term Insurance Rider (Form No. R2003-8/99)./4/
             (c)   Single Life Term Insurance Rider (Insured #1) (Form No.
                   R2004-8/99)./4/
             (d)   Single Life Term Insurance Rider (Insured #2) (Form No.
                   R2005-8/99)./4/
             (e)   Aviation Exclusion Rider (Form No. S-9622)./5/

        (6)  (a)   Security Life of Denver's Restated Articles of
                   Incorporation./1/
             (b-g) Amendments to Articles of Incorporation through June 12,
                   1987./1/
             (h)   Security Life of Denver's By-Laws./1/
                   (i)  Bylaws of Security Life of Denver Insurance Company
                        (Restated with Amendments through September 30,
                        1997). /2/

        (7)  Not Applicable.

        (8)  (a)   Participation Agreements
                   (i)   Participation Agreement by and among AIM Variable
                         Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. /3/
                   (ii)  Sales Agreement by and among The Alger American Fund,
                         Fred Alger Management, Inc., and Security Life of Denver Insurance Company./1/
                   (iii) Sales Agreement by and among Neuberger & Berman
                         Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company./1/

--------------------------------------------------------------------------------
Variable Survivorship               II - 2

                   (iv)  Participation Agreement among Variable Insurance
                         Products Fund, Fidelity Distributors Corporation and
                         Security Life of Denver Insurance Company./1/
                   (v)   Participation Agreement among Variable Insurance
                         Products Fund II, Fidelity Distributors Corporation and
                         Security Life of Denver Insurance Company./1/
                   (vi)  Participation Agreement among INVESCO Variable
                         Investment Funds, Inc., INVESCO Funds Group, Inc., and
                         Security Life of Denver Insurance Company./1/
                   (vii) Participation Agreement between Van Eck Investment
                         Trust and the Trust's investment adviser, Van Eck
                         Associates Corporation, and Security Life of Denver
                         Insurance Company./1/
             (b)   (i)   Third Amendment to Participation Agreement among
                         Security Life of Denver Insurance Company, INVESCO
                         Variable Investment Funds, Inc. and INVESCO Funds
                         Group, Inc.
                   (ii)  Fourth Amendment to Participation Agreement among
                         Variable Insurance Products Fund, Fidelity Distributors
                         Corporation and Security Life of Denver Insurance
                         Company.
                   (iii) Fourth Amendment to Participation Agreement among
                         Variable Insurance Products Fund II, Fidelity
                         Distributors Corporation and Security Life of Denver
                         Insurance Company.
                   (iv)  Amendment No. 2 to Participation Agreement among AIM
                         Variable Insurance Funds, Inc., Security Life of Denver
                         Insurance Company and ING America Equities, Inc.

        (9)  Not Applicable.

        (10) Specimen Variable Survivorship Life Insurance Application with Binding Limited Life Insurance Coverage Form
            (Form No. Q-2006-9/97).

2.      Included as Exhibit 1.A(5) above.

3.A Opinion and consent of Gary W. Waggoner as to securities being registered./5/

4.      Not Applicable.

5.      Not Applicable.

6.A     Opinion and consent of William J. Wagner.

7.A     Consent of Ernst & Young L.L.P.
  B     Consent of Sutherland Asbill & Brennan LLP.

8.      Not Applicable.

11.     Issuance, Transfer and Redemption Procedures Memorandum.
---------------

1 Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 27, 1998 (File No. 33-74190).

2 Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 29, 1998 (File No. 33-74190).

3 Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 1998 (File No. 33-74190).


--------------------------------------------------------------------------------
Variable Survivorship               II - 3

4 Incorporated herein by reference to the Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on February 22, 1999 (File No. 333-72753).

5 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 30, 1999 (File No. 333-72753).



















--------------------------------------------------------------------------------
Variable Survivorship               II - 4

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Security Life of Denver Insurance Company and the Registrant, Security Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 10th day of May, 1999.


                              SECURITY LIFE OF DENVER INSURANCE COMPANY
                              (Depositor)


                              BY:  /s/ Stephen M. Christopher
                                  ------------------------------------------
                                   Stephen M. Christopher
                                   President
(Seal)

ATTEST:


/s/ Gary W. Waggoner
-----------------------------
Gary W. Waggoner




                              SECURITY LIFE SEPARATE ACCOUNT L1
                              (Registrant)

                              BY: SECURITY LIFE OF DENVER INSURANCE COMPANY (Depositor)


                              BY:  /s/ Stephen M. Christopher
                                  ------------------------------------------
                                   Stephen M. Christopher
                                   President

(Seal)

ATTEST:


/s/ Gary W. Waggoner
-----------------------------
 Gary W. Waggoner









--------------------------------------------------------------------------------
Variable Survivorship               II - 5

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Security Life of Denver Insurance Company and on the date indicated.


PRINCIPAL EXECUTIVE OFFICERS:


 /s/ Stephen M. Christopher
-----------------------------
Stephen M. Christopher
President, Chief Executive Officer and Director


 /s/ Jim Livingston
-----------------------------
Jim Livingston
Chief Operations Officer


PRINCIPAL ACCOUNTING OFFICER:


 /s/ Shari A. Enger
-----------------------------
Shari A. Enger
Vice President - Controller


DIRECTORS:


-----------------------------
Thomas F. Conroy


 /s/ Linda B. Emory
-----------------------------
Linda B. Emory


 /s/ Michael W. Cunningham
-----------------------------
Michael W. Cunningham










--------------------------------------------------------------------------------
Variable Survivorship               II - 6

                                  EXHIBIT INDEX


Exhibit No.        Description of Exhibit
-----------        ----------------------


1.A(3)(a)(i)       Amendment to Security Life of Denver Insurance Company
                   Distribution Agreement.

1.A(3)(b)(i)       Third Amendment to Participation Agreement among Security
                   Life of Denver Insurance Company, INVESCO Variable Investment
                   Funds, Inc. and INVESCO Funds Group, Inc.
1.A(3)(b)(ii)      Fourth Amendment to Participation Agreement among Variable
                   Insurance Products Fund, Fidelity Distributors Corporation
                   and Security Life of Denver Insurance Company.
1.A(3)(b)(iii)     Fourth Amendment to Participation Agreement among Variable
                   Insurance Products Fund II, Fidelity Distributors Corporation
                   and Security Life of Denver Insurance Company.
1.A(3)(b)(iv)      Amendment No. 2 to Participation Agreement among AIM Variable
                   Insurance Funds, Inc., Security Life of Denver Insurance
                   Company and ING America Equities, Inc.

1.A(5)(a)          Specimen Variable Survivorship Universal Life Insurance
                   Policy (Form No.2504 (VSUL)- 8/99).

1.A(10) Specimen Variable Survivorship Life Insurance Application with Binding Limited Life Insurance Coverage Form (Form No. Q-2006-9/97).

6.A                Opinion and consent of William J. Wagner.

7.A                Consent of Ernst & Young L.L.P.
  B                Consent of Sutherland Asbill & Brennan LLP.

 11.               Issuance, Transfer and Redemption Procedures Memorandum.


--------------------------------------------------------------------------------
Variable Survivorship               II - 7